

Bank of America.
AR/S
P.E.
12-31-01
RECD S.E.C.
MAR 1 3 2002
080
02024002
PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

Bank of America Corporation 2001 annual report

Financial Highlights

(Dollars in millions, except per share information)	Year Ended December 31 2001	2000
For the Year – Operating Results[1]		
Revenue[2]	$ 34,981	$ 33,253
Net income	8,042	7,863
Shareholder value added	3,087	3,081
Earnings per common share	5.04	4.77
Diluted earnings per common share	4.95	4.72
Dividends paid per common share	2.28	2.06
Return on average assets	1.24%	1.17%
Return on average common shareholders' equity	16.53	16.70
Efficiency ratio	55.47	54.38
Average common shares issued and outstanding (in millions)	1,595	1,646
For the Year – Reported Results		
Net income	$ 6,792	$ 7,517
Earnings per common share	4.26	4.56
Diluted earnings per common share	4.18	4.52
For the Year – Cash Basis Financial Data[1] [3]		
Earnings per common share	$ 5.59	$ 5.30
Diluted earnings per common share	5.49	5.24
Return on average assets	1.37%	1.30%
Return on average common shareholders' equity	18.34	18.54
Efficiency ratio	52.96	51.78
At Year End		
Total assets	$ 621,764	$ 642,191
Total loans and leases	329,153	392,193
Total deposits	373,495	364,244
Total shareholders' equity	48,520	47,628
Common shareholders' equity	48,455	47,556
Book value per common share	31.07	29.47
Market price per share of common stock	62.95	45.88
Common shares issued and outstanding (in millions)	1,559	1,614


(1) Excludes the following: after-tax business exit charges of $1.3 billion for 2001 and after-tax restructuring charges of $346 million for 2000.

(2) Includes net interest income on a taxable-equivalent basis and noninterest income.

(3) Cash basis calculations exclude goodwill and other intangible amortization expense.

TOTAL REVENUE*
(Dollars in millions)


Equity Investments $32
Asset Management $2,474
$9,231
$21,372
Consumer and Commercial Banking
Global Corporate and Investment Banking

NET INCOME*
(Dollars in millions)


Equity Investments $(94)
Asset Management $521
$1,879
$4,842
Consumer and Commercial Banking
Global Corporate and Investment Banking

*Excludes Corporate Other

Contents

Chairman's Letter to Shareholders

In 2001, your company achieved solid financial results despite a weak economic environment and took major steps to accelerate internal growth, improve business execution and focus activities ever more tightly on the needs of our customers.

- Associates accelerated work to attract, retain and deepen customer relationships and to improve customer and client service throughout the company.
- We launched a company-wide Six Sigma quality and productivity program and continued to reinvest savings in high-growth opportunities.
- We installed a new business planning process and a new approach to risk management that we believe will bring consistency and predictability to our earnings.
- We hired teammates from different industries who brought new skills to our company.
- We adopted shareholder value added (SVA) as a measurement tool to bring more financial discipline to our business decisions.
- We continued to invest aggressively in efforts to build the Bank of America brand.


REVENUE
(Taxable Equivalent Basis)
$32.5
$33.3
$35.0
1999
2000
2001
(Dollars in billions)


NONINTEREST EXPENSE
(Operating Basis)


$18.0
$18.1
$19.4
1999
2000
2001
(Dollars in billions)

In short, we are combining our heritage of ingenuity with an emerging culture based on focus and discipline, consistent execution and sustained intensity to serve customers better while at the same time producing strong growth in total shareholder returns.

Building Momentum. Our associates' hard work in 2001 paid off, as revenue increased 5% to $35 billion, leading to an operating earnings increase of 2% to $8 billion, both impressive figures taking into account rising credit costs and the faltering economy. The lion's share of earnings growth came from Consumer and Commercial Banking, which posted earnings of $4.8 billion, up 6.4% from 2000, driven mostly by gains in net interest income, service charges, card services and mortgage banking.

Global Corporate and Investment Banking earnings rose 6.8% to $1.9 billion, reflecting an increase in fixed-income originations and increased market share in every major category of capital-raising transactions. Turmoil in the markets dampened results in the Asset Management Group, which held revenues steady, but saw earnings fall 11.5% to $521 million due to increased investments in the business. Equity Investments recorded a loss of $94 million.

While our core businesses performed well, we made a strategic decision in the third quarter to exit the subprime real estate and auto leasing businesses, both of which tended to produce volatile earnings and did not fit our objectives for profitability. We took a $1.3 billion after-tax charge to cover the costs of exiting these businesses.

Credit costs continued to be our greatest drag on earnings. Net charge-offs, excluding charge-offs related to the exit of the subprime lending business, totaled $3.6 billion, or .99% of loans and leases, compared to $2.4 billion, or .61%, the year before. Deteriorating credit quality was largely limited to the corporate sector in the first half of 2001, but spread to the consumer sector as the recession deepened. We expect credit costs to remain high in 2002.

The bottom line for shareholders, of course, is our stock price, and in 2001, we stood head and shoulders above the rest of the class. In a year in which the average stock price in our peer group declined 5%, your company's stock increased in value 37%.

Two reasons for heightened investor confidence have been our disciplined approach to balance sheet management and our commitment to returning capital to shareholders.

Throughout the company, we used relationship-banking and pricing incentives to boost deposits. At the same time, we reduced low-returning corporate loans on our balance sheet. The result is a loan-to-deposit ratio that today is lower than 1:1, which reduces inherent interest rate risk and enhances our ability to control funding costs in the future. We also continued to return capital to shareholders in 2001, nearly exhausting the stock repurchase program of 100



In a year in which the average stock price in our peer group declined 5%, your company's stock increased in value 37%.

million shares that was approved by the board in 2000. At its December 11, 2001 meeting, the board approved further repurchases of up to 130 million shares over the next 18-24 months. The board in October also approved a 7% increase in the quarterly dividend per common share to $.60, or $2.40 annually, representing a 3.8% dividend yield based on our stock price at the end of the year.

As we look forward to building on our momentum in 2002, we are aware of the great uncertainty in our economy. No one knows when the economy will bounce back from the current recession, but we believe we have positioned your company well for the future. Our capital strength and business diversity give us great confidence, and we're gaining strength and speed even as we fight the current economic headwinds.

As an expression of this confidence, we recently committed to long-term financial goals of more than 10% annual earnings-per-share (EPS) growth, 20% return on equity (ROE) and double-digit increases in SVA every year.

The Right Moves. In last year's report, I wrote that we were investing in our company's growth engines and re-engineering business processes to improve our service to customers. In 2001, we undertook additional initiatives to drive the organization forward.

One of the most dramatic changes we're making is in the way we are organized. In the past, we organized our activities largely by geography and by line of business, meaning by product or service. Today, taking a cue from our success with corporate clients, we're changing reporting structures, compensation and incentive plans, and business processes throughout the company to reflect the customer's view. For example, associate teams are not focused simply on products like mortgages or cards – or on a specific region or city – but on expanding relationships in a customer group, such as "Consumer," "Small Business" or "Premier," and on providing customers in these groups consistent, high-quality service regardless of where they live, where they happen to be when they contact us or what product or service they are inquiring about.


OPERATING EARNINGS
PER COMMON SHARE
(Diluted)
$4.68
$4.72
$4.95
1999
2000
2001
(Dollars)


OPERATING NET INCOME
$8.24
$7.86
$8.04
1999
2000
2001
(Dollars in billions)

This new way of looking at our business is changing the way associates interact with customers, design business processes and think of their roles in the organization. Instead of finding a product or a geographic label at the center of our operations, we are more often finding the customer at the center, and our customers are beginning to feel the difference.

We're making two other important changes in the way we run the company.

To accelerate our process improvements, we are implementing the Six Sigma quality and productivity techniques that have proven effective in manufacturing and other industries but have not been widely adopted in financial services. Six Sigma provides our associates powerful tools to analyze business processes, identify problems, increase efficiency and reduce error rates. A significant additional benefit is our ability to constantly reinvest cost savings in new revenue-growth opportunities.

We also have implemented an integrated business planning process that brings together four key elements of corporate planning: strategic planning, financial planning, risk planning and associate planning. Each of these processes is now designed to take into account the outcomes of the others. By integrating our planning, we believe the work we do across the company will contribute more effectively to the bottom line.

We believe our new risk planning process, in particular, will dramatically improve the consistency of our earnings. In short, our goal is to make risk management a core strength of this company. We are now taking a more holistic view of risk than ever before by incorporating analyses of credit, market and operational risk into all strategic, financial and associate plans.

Instead of finding a product or a geographic label at the center of our operations, we are more often finding the customer at the customers are beginning to feel the difference.

Executive recruiting has been another priority, resulting in a number of key hires in business-critical positions. While some of these new teammates came from financial services firms, many came from companies in other industries, such as manufacturing, shipping and consumer products. These executives joined our already strong management team, making us even stronger. They have brought skills and knowledge to our organization that are helping us improve revenue growth, business processes, customer satisfaction and associate retention. We will continue to recruit top talent aggressively from all industries where executives have the skills, knowledge and experience to take our performance to a higher level.

If fielding the right team gets us in the game, motivating our players is the way to win. We are taking several steps to more closely align associate and shareholder interests. These steps include shifting the emphasis for bonus awards toward relationship-building and away from pure sales goals; shifting 2002 stock option awards from an emphasis on time-based vesting to vesting based on stock price appreciation; and giving senior executives a progressively increasing percentage of their annual incentive payment in restricted stock.


RETURN ON AVERAGE COMMON EQUITY
(Operating Basis)
17.7%
16.7%
16.5%
1999
2000
2001
(Numbers in percent)


DIVIDENDS
$1.85
$2.06
$2.28
1999
2000
2001
(Dollars per share)

Like measurement tools for associates, the ways we measure corporate performance also impact our priorities and our decisions. For many years, like many companies, we have looked to the typical financial measurements to gauge our progress and our success – measures like revenue and earnings growth, earnings per share and return on equity. These measures are widely used for good reason, and we will continue to use them just as we always have.

That said, we also are incorporating shareholder value added, or SVA, into our decision making, both at the corporate level and throughout the business lines. SVA measures returns over and above our cost of capital. Simply put, we believe that SVA as a performance measure and a decision-making tool has an extremely high, direct correlation to stock price performance, and will help us do a better job of managing the company for the benefit of our owners.

Finally, a word about the Bank of America brand. We believe strongly that a world-class company must have a world-class brand, and we have continued to invest in the advertising programs and sponsorships that build awareness of our brand across the nation. Perhaps more important, we understand that the real strength of our brand will be determined over time by the consistency and quality of the experiences our customers have when they do business with us. It is excellence in this regard to which we have all committed, and through which we all will help build a strong Bank of America brand for the future.

Our Opportunity and Responsibility. Throughout this report, you will read about how we are working hard to grow customer relationships as a key strategy in our efforts to grow our company.

Of course, we know that we are not the only large banking company pursuing a growth strategy based on expanding relationships. The strategy alone is no great secret and by itself will not differentiate us. What we're focused on is execution and the impact our work is having on our progress toward becoming one of the world's most admired companies. This is the goal I set for our associates last year when I became chairman, and it is a goal that all of us are pursuing with vigor and intensity.

I have said many times this year that the opportunity we have before us is the business opportunity of a lifetime – to take an organization that possesses the right businesses, the right strategy and the right people and turn it into one of the greatest companies in the world. In fact, achieving this goal is more than an opportunity. Given who we are, the position we occupy in the market and the name we do business under – Bank of America – I believe that achieving our goal is a responsibility.

center, and our

It is a responsibility not only to our shareholders, but also to our customers, who look to us to help them manage their financial lives and achieve their dreams; to our associates, who have chosen to employ their skills and talents here and who deserve every opportunity to reach their personal and professional potential; and to our communities, which are deeply invested in this enterprise, and upon which the future prosperity of our company rests.

Fulfilling our responsibility to the communities we serve, of course, has always been a fundamental part of the way we do business. So I am pleased to report that we continue to hit our annual goals in our 10-year, $350 billion community development lending commitment. The investments represented by this commitment are working to rebuild low- and moderate-income neighborhoods in cities across our great nation, from Baltimore to San Diego and from Miami to Seattle.

I also am pleased that the Bank of America Foundation, long one of the most generous corporate foundations in the country, has adopted new guidelines for its programs that will focus resources in the coming years on a single issue: helping children succeed in life. In pursuit of this goal, the Foundation will support programs in early childhood development, economic and financial education, and teacher development. The Foundation will be joined by every business group in our company as we pull together to prepare America's youth to lead us toward a better future.

As we work to prepare our future leaders, we also this year paid tribute to the man who led our company to where it is today. Hugh L. McColl, Jr. retired as chairman and CEO at our Annual Meeting of Shareholders last April. In 18 years as our leader, Mr. McColl transformed our company from a small, southeastern commercial bank to one of the largest and most comprehensive financial services companies in the world. Our job today is to take our company to a place on the world stage that reflects Mr. McColl's vision – and we thank him for the opportunity.

This spring we also celebrate the career of Bill Vandiver, a 35-year associate who provided leadership in many of our businesses over the years, most recently serving as Corporate Risk Management executive. Bill will retire on March 31, and will be missed by all of us who had the honor to work with him.

Finally, I would like to thank our board of directors for the guidance and support they have given me in my first year as your chairman and CEO. In particular, I'd like to welcome John R. Belk of Belk, Inc. in Charlotte, Steven McMillan of Sara Lee Corporation in Chicago and Patricia Mitchell of PBS in Alexandria, VA, all of whom joined the board last April at our annual meeting, as well as Peter Ueberroth of The Contrarian Group, Inc. in Newport Beach, CA, who joined our board in June.

One of the great challenges we all will face in the coming years is the new world in which we are living since the September 11 attacks on our country. Like all Americans, we worked hard on September 11 and afterward to protect and care for our teammates and fellow citizens. Tragically, not all of our teammates escaped the attacks unharmed. Liam Colhoun, Susan Conlon and Robert (Bobby) Hughes worked on our Global Securities Operations team in the World Trade Center and were lost in the attacks. All three were last seen either in the World Trade Center or in the immediate vicinity attempting to help others escape. These teammates and friends lived and died with honor, courage and valor, as true American heroes. Their actions live on as an inspiration for all of us.

In closing, I would like to thank all those who have supported our country in this time of great national need. We will remember our heroes, and we all will work harder than ever to build a company – and a country – that honors their memory and their great sacrifice.

Kenneth D. Lewis
Chairman and Chief Executive Officer

February 11, 2002

convenient



Embracing ingenuity to be convenient ···> As customers seek more convenient ways to manage their finances, Bank of America continuously refines the channels through which we deliver our products and services. Our nationwide banking-center and ATM network, the first to span coast to coast, is now the largest in the U.S. Our telephone banking capabilities are unmatched. As the first major bank to provide online access for customers and clients, our online banking is now used regularly by more people than any other bank Web site. We're also rapidly expanding teams of personal bankers and investment advisors. All of this work enables our customers to reach us in a variety of ways. Even off-duty firefighters and others whose work keeps them away from home can pay bills, monitor their investment portfolios, conduct transactions and apply for loans and credit cards – online.



Embracing ingenuity to be innovative ···> Bank of America has always been an industry innovator, whether it was pioneering the first branch banking system, or being the first to issue a nationally accepted credit card, automate its transaction processing and tap the capital markets for professional sports leagues. Today we are leading the way once again, analyzing our businesses from the customer's viewpoint, applying creative thought and utilizing techniques developed for other industries to deliver the experience that customers tell us they want. Above, "Straight-Through Processing" for business clients enables a corporate treasurer to initiate financial transactions online and have them fulfilled completely automatically. This systems integration makes processing faster, cheaper and more accurate than traditional methods and frees the treasurer to spend more time on essential responsibilities.

innovative

responsive


TruckStop

Embracing ingenuity to be responsive ⇢ Sometimes we have to go out of our way to meet a customer's needs. Recently, a little teamwork and creative thinking among Bank of America associates in three states enabled a long-haul truck driver to say goodbye to life on the road and start a small business from his home. Loan papers needed to be signed while the trucker was driving across the country, so our bankers prepared the paperwork, tracked his route, then arranged to meet him at a truck stop where the transaction was completed. Whether it's going the extra mile to meet the specific needs of a business, or listening to the collective voice of our customers through market research, Bank of America excels at determining what its customers want and finding ingenious ways to deliver.



Embracing ingenuity to be thoughtful ⇢ Maintaining a diverse staff of experts who know our customers and clients and their businesses, understand their needs and develop solutions to meet those needs across the full spectrum of our business is a competitive advantage for Bank of America. We apply similar thought leadership to all of our endeavors. For example, we are focusing our charitable giving on helping children succeed by fostering early childhood development, financial and economic education, and teacher development. We are working with experts to create environmentally sound economic development programs. And we have designed an innovative, flexible mortgage product that helps teachers lower the cost of home ownership so they can live in the communities in which they work.


thoughtful

Serving Consumers

We have a

by deepening

Opportunities

- 27 million consumer customer relationships
- 3 billion customer interactions per year, 116 interactions per second
- Leading market share in 26 of the 30 fastest growing markets

Strategies

Attract, retain and deepen customer relationships:

- Grow the number of households we serve
- Build relationship net income
- Increase market share of deposits and investments
- Capture multicultural growth
- Improve customer satisfaction
- Help customers find the right service levels

Recent Achievements

- Increased levels of "highly satisfied" customers by 6%
- 837,000 customers chose more appropriate service levels
- Grew revenue and net income

Bank of America is growing by attracting, retaining and deepening more relationships with customers. We aspire to meet the highest standards of customer satisfaction – earning customer loyalty to add shareholder value.

Despite a difficult economy in 2001, an intense customer-focused approach, combined with disciplined planning, prioritizing and execution, enabled us to attract new customers, retain more existing customers and deepen our relationships with them. Managing for relationship profit rather than for individual product sales gives the company significant momentum in 2002.

As the nation's largest consumer banking company, Bank of America holds vast opportunities for customers and shareholders. We moved boldly to put our strengths to work as we reorganized our company to focus on the customer, replacing our old product- and geography-based management structure.

By executing our evolving strategy and embracing our brand philosophy of ingenuity, we will capitalize as never before on our leadership position in America's growth markets, our vast distribution network, our range of products and services and our 27 million customer relationships. All of this positions the Consumer segment as our largest net-income growth opportunity.

Market Opportunity. Our Consumer Banking franchise spans the fastest-growing areas of the U.S. These areas are projected to experience a much higher household growth rate than the rest of the country – 6.7% growth compared to 3.9% for non-Bank of America markets over the next five years. In short, we believe we are doing business where it is going to count in the 21st century.

We lead the market in 26 of the 30 largest and fastest-growing metro areas in the U.S. and we hold strong positions in three of the nation's most economically attractive states: California, Texas and Florida. Importantly, we are poised to tremendous franchise and customer base. Our job now is to grow net income relationships through our entire range of products and services. Doing so represents the largest net-income growth opportunity in the corporation.

capture the significant growth of multicultural demographics concentrated in these areas.

Our delivery network is perhaps our greatest strategic advantage today. It provides superior convenience for our customers and greater opportunities to deepen customer relationships.

Through 13,113 ATMs, 4,251 banking centers and 2.9 million active online users, our customers touch Bank of America more than 3 billion times a year, creating 116 opportunities a second to deepen relationships.

In 2001, despite a very challenging economic environment, these customer contacts enabled us to increase total loans and leases for the consumer segment 14% over the previous year, while deposits rose 1.7%. For the same period, total revenue for Consumer Banking increased 7.2%.

Consumer Strategy. Three words describe our strategy: Attract. Retain. Deepen. We are continuing to attract new customers, retaining more of those whose business we have earned and deepening our relationships as customers pass milestones in their lives that create new financial needs.

Customers will be more highly satisfied with us, and therefore more likely to retain and deepen their relationships, if they have a good initial experience with the bank, if they use more of our products and services earlier and if they move to the right service level faster.


STEADY GROWTH IN ONLINE BANKING
3
2
1
0
Dec 1998
Dec 1999
Dec 2000
Dec 2001
(Number of active consumer users in millions)


CUSTOMERS WHO SAY THEY ARE "HIGHLY SATISFIED"
50%
40%
30%
42%
43%
49%
Dec 1999
Dec 2000
Dec 2001
Source: Model Banking Center Gallup Results

That requires us to listen carefully to our customers, finding out as much as we can about their needs and learning what it takes not just to satisfy their requirements, but to delight them, so that they give us top ratings on customer satisfaction surveys.

Research shows that "highly satisfied" customers are more likely to stay with us longer, more likely to buy more products and services from us, more likely to recommend us to their friends and colleagues – more likely, in other words, to enable us to increase both market share and profitability.

Attract. Ours is already one of America's most powerful financial services brands, promising overwhelming convenience across location, channel, transacting capability, products and services. But in today's increasingly competitive environment, these advantages can't be taken for granted.

Our customers have more than 16 million checking accounts, and checking products attract more new customers than any other product. The ability of checking products to draw new customers makes these accounts a valuable engine of relationship growth for several reasons. The first is customer interaction. Opening a new checking account involves spending time with customers and creates the opportunity to turn a person walking in the door into a multi-product customer from the start. Second, because these customers rely on us for continuous service,



Getting Customers the Right Phone Number

NO CUSTOMER WANTS a complicated banking experience. That is why many of our quality and productivity activities focus on making it easier to do business with Bank of America.

Our recent efforts to reduce the number of toll-free phone numbers are a good example of our focus on "ease of doing business." When Bank of America inventoried its toll-free telephone numbers, it found 3,915 separate numbers for customers to call. Eliminating extra numbers is an obvious way to simplify the customer's experience with us. Through this effort, 2,155 toll-free numbers were being disconnected at year's end.

When Bank of America reaches its 24-month goal of having just one toll-free number per customer language, the volume of misdirected calls due to customers dialing the wrong call center or business unit will be reduced by 59%. Annual cost savings are estimated at $5.8 million.

We've developed new tools to enable associates to get the right services to customers at the right time. Higher satisfactior the key measure of our success in serving consumers and growing revenue.


Improving
Electronic Payment
Options

CUSTOMERS ARE BENEFITING from fast and convenient electronic payments for credit cards, mortgages and loans. In 2001, more than one half-million existing Bank of America customers who were making payments by mail decided to take advantage of electronic payments.

Expanding electronic payment options for our customers is a key to our strategy of increasing customer satisfaction in ways that improve shareholder return. Satisfaction with payment processing improves 19% among customers who pay electronically, and problems with payments drop significantly. Here's the bonus: The Bank of America cost per payment transaction drops at least 69% when customers pay electronically.

Each month, customers make more than 3.5 million electronic payments to Bank of America. In 2001, we improved transaction speed and accuracy and made available the electronic payment option to more customers through more banking channels.

there exists an ongoing opportunity to deepen relationships. And we're making progress. After several years of post-merger declines, in 2001 we began to grow our base of checking accounts. In turn, we have more opportunities to anticipate and meet additional customer needs.

To increase awareness of the power and ingenuity of our franchise and bring customers in the door, we're using brand advertising and targeted marketing programs. We've also invested significantly and successfully in product campaigns to attract customers in areas like credit card and online banking.

In 2001, the company added 3 million credit card accounts and 1.1 million net new active online banking customers. We plan to continue to retain and expand these relationships.

Furthermore, population demographics are changing rapidly and our franchise is geographically positioned to capture multicultural growth. We are a leader in states with the largest multicultural markets: California, Texas and Florida.

Most of the growth in these markets will come from three groups – Hispanic, Asian and African American. Currently, 37% of the population in our footprint is comprised of these three groups, which are expected to account for 80% of the total population growth in our footprint in the next 10 years. Together they represent purchasing power estimated at $1 trillion a year. In California, for example, almost 40% of households are Hispanic and close to 38% of Hispanic households have mortgages. However, while two-thirds of California Hispanic households with banking relationships have their relationships with Bank of America, fewer than 3% have mortgages with us. Increasing that percentage just one point translates to 110,000 more mortgages.

To capture this growth, we are building a best-in-class multicultural marketing strategy and focusing resources on building brand awareness in these rapidly growing segments.

Retain. Key to customer satisfaction and retention is providing a positive customer experience and outstanding service. We are beginning to dramatically improve our service and fulfillment processes across all delivery channels. In Atlanta, banking center prototypes allow us to pilot creative new ways to enhance the customer experience. They have become a vital source of service innovation. The prototype banking centers feature the latest in banking technology, providing a one-stop shop where customers can find advice and solutions to help meet their financial needs.

We've seized the opportunity to refine our customer research to better understand and respond to our customers, and use the information to make process improvements. We're also getting better at using customer information to run predictive models, allowing us to reach out and retain customers who might consider leaving.

It's all part of our effort to improve sales and service. For example, customers will benefit from a reduction in the amount of time it takes to process card claims. Our cycle time is already an industry benchmark, but we intend to keep improving it. We have already produced some wins for our customers. Satisfaction scores among highly satisfied Consumer Banking customers improved from 43% in 2000 to 49% in 2001.

Deepen. Our customers interact with us 3 billion times each year. Each of those interactions gives us opportunities to know the customer better and to leverage that knowledge to serve the customer.

We are using new tools to anticipate customer behavior based on past patterns of purchasing and usage, allowing us to match customers' needs with products and services while still respecting their privacy. As we learn more about meaningful events in our customers' lives, we can drive sales and continue to deepen their relationships with our company.

Helping our customers find the right service level – Prime, Plus or Premier – and delivery channels affords us a tremendous opportunity to deepen existing relationships.

And when customers choose to move from the Prime to Plus service level, for example, they become three times more profitable and are 10% more likely to stay with our company. For customers moving from Plus to Premier, profitability increases three-fold again. It is important to note that the majority of our customers will remain Prime customers because that is the most appropriate service level for them. Deepening relationships doesn't just include promoting additional products; it includes doing more for our customers, which leads more customers to choose higher service levels. In 2001, 837,000 customers chose a higher service level.

There is ample evidence that deepening relationships works for both our customers and shareholders. In 2001, credit card interactions generated 677,000 new checking accounts. And when a credit card-only customer adds a checking account, it helps increase shareholder value added (SVA). Similar dynamics occur with other products and services, such as consumer real estate loans.


CUSTOMERS ARE CHOOSING HIGHER SERVICE LEVELS


Premier
81,000
Plus
756,000
Prime
Service Level Movement in 2001

DEEPENING RELATIONSHIPS INCREASES SVA


First Mortgage
Card
Insurance
Checking
Home Equity Line of Credit
$770
$980
$1,650
$1,970
$2,110

Mortgage, insurance and other consumer real estate products are critical to our goal of increasing SVA because they provide excellent opportunities to introduce customers to a fuller range of products.

To drive both mortgage and relationship growth, we redefined our mortgage distribution model and placed it under local market management. Now each consumer market manager has full accountability for growing share of market. We are continuing to refine sales and delivery processes to increase customer satisfaction, deepen relationships and lower costs.

Selling insurance underwritten by others is another way to deepen relationships. Customers need insurance when buying homes, planning for retirement or starting small businesses. Our access to 27 million customers during those key windows of opportunity gives us a significant competitive advantage.

It's all about relationships. Going forward we will leverage our strengths and ingenuity in a focused and integrated fashion to grow SVA.

We are translating an intense customer focus into improved customer processes and enhanced customer satisfaction. Through innovative process improvements, enhanced quality and productivity and our integrated planning process, we have become more disciplined in planning, in measuring, in managing risk and in prioritizing among our greatest opportunities.

We have demonstrated that we can execute consistently and with speed to drive results. And, despite the downturn in the economy, we expect to sustain this momentum in 2002. We will continue to attract, retain and deepen customer relationships. As we do, we should see increases in SVA. We expect the result to be ever more powerful, fundamental and sustainable impacts on our bottom line.

We offer clients

Serving Small Businesses ⟶

and highly motivated people.



Opportunities
Market leader in key growth states
Almost 2 million existing clients
5,000 points of access, a significant advantage in distribution and convenience

Strategies

- Identify potential clients and offer them compelling value packages and service
- Improve "highly satisfied" client scores
- Grow "share of wallet" from existing clients

Recent Achievements

- Significantly increased use of online banking by small-business clients
- Named top SBA lender in nine states and 12 key markets
- Contributed almost $1 billion to the company's earnings in 2001

Small Business is a big opportunity for Bank of America. As a national leader in Small Business Banking, with the largest market share in the fastest-growing states, we have major opportunities in 2002 to build on our foundation, using distribution, products and people. Continued growth will come from helping our clients grow.

We have built a billion-dollar business in our Small Business segment, with outstanding market penetration, unparalleled transacting convenience and substantial revenue and shareholder value added (SVA).

One of the keys to this success, and an important competitive advantage, is our unmatched reach and convenience. We have more than 5,000 contact points, including 4,251 banking centers, more than 800 client managers and sales associates, and almost 200 Merchant Card and Treasury Management sales officers for Small Business, plus business lending centers and call centers. In short, we can provide the easy, flexible access to financial services that small businesses demand.

Bank of America has the deepest small-business penetration of any single banking institution, across nearly every market in our franchise. Half our client base is in the key growth states of California and Florida, where we have the leading market share, and Texas, where we are second. We are also No. 1 in the Northwest, and No. 2 in the Southwest, Midwest, Mid-Atlantic and Mid-South. Recently the U.S. Small Business Administration (SBA) named us the top lender in nine states and 12 key markets.

We have just under 2 million relationships with small-business clients, which we define as businesses with annual sales of less than $10 million. Nearly $85 billion in deposit, credit and investment balances led to approximately $900 million in net income and $585 million in SVA in 2001.

Our clients have convenient access and a comprehensive and growing product mix and are served by highly motivated, innovative people. By adding these competitive strengths to our solid existing base, we see significant growth opportunity for 2002 in the small-business segment.

Our strategy to realize those growth opportunities in 2002 involves a disciplined, integrated approach to attracting, retaining and deepening client relationships. And we'll measure our success by focusing on customer satisfaction, on associate satisfaction and on SVA.

Attracting new clients is a very important part of our strategy. While we enjoy the leading share of the small-business market in our franchise, our clients still represent just one small business of every seven. Given the number of small businesses in our franchise – more than 14 million – the scope of this market is enormous, and represents a truly extraordinary opportunity to grow this business segment.

significant advantages: convenient access, a comprehensive product mix Add those competitive strengths to our solid existing base, and we see significant opportunity for 2002 in the Small Business segment.

There is also opportunity for significant growth among those small businesses we already count as clients, by broadening and deepening our relationships with them. Providing world-class value packages and service, on top of all the advantages we can already offer the small business client, will enable us to grow our share of their business.

Finally, we see the opportunity – and the necessity – to improve client satisfaction. Our focus will be earning satisfaction scores of 9 and 10 on a 10-point scale, which defines the category of "highly satisfied." Highly satisfied clients are more loyal and more willing to give us more of their business in those deeper, broader relationships. Customer satisfaction scores will be key benchmarks for gauging our success as a company.

Executing our Small Business strategy for 2002, we will address each of these opportunities for growth in the segment, with initiatives that directly address our determination to attract, retain and deepen client relationships.

To identify and attract valuable new clients, we're expanding our product lines and developing value packages, as well as more robust information tools and processes. As with the Consumer Banking segment, we are placing special emphasis on marketing to multicultural clients which are so important in our key growth states. Helping them grow will help us grow, and will make an important contribution toward the overall Bank of America commitment to diversity.

Enhancing our customer knowledge systems will also enable us to better understand the needs and opportunities of our existing clients, so we can better provide the products and services that are right for them – like online banking, card services, treasury management and insurance. At the same time, we will be integrating our sales processes and implementing a disciplined relationship-management model to provide a more consistent, high level of service to our clients.

To further enhance our clients' experience, we are implementing new small-business training programs for banking center associates, so they can provide better, more comprehensive service. And we are motivating our associates by directly connecting their rewards, incentives and recognition to their contributions in helping us achieve our key strategic objectives: attracting new customers, retaining existing customers, and building stronger, deeper relationships with all our customers. We're confident that these steps will be important parts of our effort to raise client satisfaction toward world-class levels.

As a further, vital step, we are undertaking intensive efforts to improve our core processes, which we define as those processes that directly touch our customers. Deposit servicing, payment processing and banking center processes are all areas that our clients have told us affect their satisfaction. Our intention is to bring these processes to world class, using engineering methods that have proven effective in other businesses. Improving our processes will also add to shareholder value by enhancing productivity and thereby reducing expenses.


THE ONLINE ADVANTAGE
Online
Online with BillPay
Loan balances
Deposit balances
Customer loyalty*
0
20
40
60
80
Percentage Gain from Online vs. Non-Online Customers
*Measured in account attrition reduction

We are also taking steps to improve our online banking services for small businesses, which are already among the best and most innovative in the industry. We have more than 200,000 active users of online services among our small-business clients, and we have seen significant effects. Our online clients are more profitable. They have higher loan and deposit balances. They are much more likely to add products and services, and much less likely to leave the bank. They make fewer calls to call centers for assistance, making them less costly to serve. When we look at small-business clients who pay their bills online, those effects are heightened (see graph, this page). As our clients access a growing array of Web-enabled financial products and services, our costs to serve them will decline, and customer satisfaction will grow.

In sum, we are confident that integrating sales processes and focusing on customer satisfaction, associate satisfaction and SVA will help us build deeper, more profitable relationships – across the bank and in the Small Business segment.

Serving the Commercial Markets

We have earned top

secured and unsecured credit,

Opportunities

- Ability to expand our Treasury Management advisory capabilities
- Ability to leverage our client base to build investment banking business
- Ability to grow personal and institutional investment services and asset management

Strategies

- Acquire new relationships
- Expand existing relationships
- Improve quality of service
- Reduce volatility of earnings

Recent Achievements

- Increased investment banking income by a compounded annual growth rate of 16% since 1999
- Achieved consistent, incremental year-over-year growth in fee income
- Improved margins through increased pricing discipline

The Bank of America Commercial segment is focused on delivering innovative solutions through three primary businesses: Commercial Banking, Real Estate Banking and Business Credit. Our competitive advantage is our ability to serve our clients' evolving needs through a broad range of products and services, delivered by dedicated financial experts.

The Commercial segment provides total financial solutions for clients ranging from entrepreneurs, multinational companies, real estate developers and home builders, to municipalities and not-for-profits.

We leverage the power of our company to provide comprehensive solutions for our clients, from working capital requirements to long- and short-term debt and access to capital markets. We also draw upon the expertise of our Premier and Private bankers to provide personal wealth management services.

We serve more than 30% of all middle-market companies operating within and immediately surrounding our 21-state and District of Columbia franchise footprint. That gives us a tremendous base for expanding existing relationships and acquiring new clients. In addition, we estimate that more than half of the companies we serve operate in more than one state, giving the coast-to-coast Bank of America franchise a strong competitive advantage.

In 2001, we combined three historically distinct businesses – Commercial Banking, Real Estate Banking and Business Credit – to form the Commercial segment. This allows us to build on the unique successes of each of the businesses and create powerful, comprehensive solutions to help our clients and their companies succeed.

In 2001, the Commercial segment generated $4.1 billion in revenue and realized $1.1 billion in net income. Loans totaled $69 billion and deposits totaled $24 billion.

market rankings in investment banking, treasury management, syndication, and leasing, as well as in the sheer number of banking relationships.

Commercial Banking serves middle-market companies and institutions with annual revenues of $10 to $500 million. We offer a wide range of financial products and services, including treasury and trade services, credit and leasing, capital markets and investment banking, as well as personal and institutional investments and asset management. We are proud to serve as lead bank or primary financial provider for 67% of our clients, which attests to our growing reputation for our advisory and consultative services.

Real Estate Banking is the No. 1 provider of financial services to professional developers, home builders and commercial real estate firms, with a No. 1 or 2 share of the business in every market we serve. By delivering the full resources of Bank of America and leveraging our many years of experience in real estate banking, we are able to tailor innovative, customized financial solutions for our real estate clients. We continue to focus on broadening our relationships with our real estate clients through sales of treasury management, investment banking and other financial solutions.

Business Credit is our primary asset-based lending business that specializes in providing secured, leveraged credit facilities to mid- and large-size companies. We are one of the nation's largest bank-owned asset-based lenders, with offices located throughout the U.S. and Canada and in London. This is a growth business that enables us to tailor financing solutions to our clients' specific needs by converting their assets into immediate working capital. We differentiate ourselves from other asset-based lenders with the vast array of products and services available only from Bank of America.

MARKET LEADERSHIP

Dedication to the middle market has earned Bank of America top bank status in:

- Number of banking relationships
- Investment banking
- Treasury management
- Syndication
- Secured and unsecured credit
- Leasing

PRIMARY COMMERCIAL SEGMENT BUSINESSES

Total 2001 Segment Revenues: $4.1 billion



$0.3
$0.6
$3.2

☐ Commercial Banking
☐ Real Estate Banking
■ Business Credit
(Dollars in billions)

As a result of our dedication to the commercial market, we have earned top market rankings in investment banking, treasury management, syndication, secured and unsecured credit, and leasing, as well as in the sheer number of banking relationships.

Bank of America is committed to leveraging the strength, experience and product breadth of our company to generate world-class performance and growth in the Commercial segment. To accomplish this, we are executing four growth strategies:

Acquiring new relationships and growing market share. Our goal during the next five years is to increase our market share in Commercial Banking and Business Credit. We're developing targeted client acquisition criteria and focusing on industries in which we have built specialty practices and expertise, including health care, education, not-for-profits and the beverage industry. We're also continuing to invest in developing and delivering innovative products and solutions, such as



Partnering Across Business Lines to Offer Solutions

WHEN FLORIDA EAST COAST INDUSTRIES, INC. (FECI), a company with transportation, telecommunications and real estate subsidiaries, wanted to fund a capital expenditure program, it asked Bank of America to recommend an optimal capital structure.

Our Real Estate Banking Group identified untapped liquidity in FECI's unleveraged real estate portfolio, then partnered with Banc of America Securities, which arranged a competitive bidding process and, ultimately, a $160 million financing with a large institutional investor.

Earlier in 2001, our Middle Market Investment Banking Group led and arranged a $375 million operating facility for FECI.

Said Richard Smith, CFO of FECI, "Bank of America is a valued financial partner and has provided various financing solutions for our company. The bank offers a broad range of services that respond to all of our varied advisory and capital-raising needs."

We are reducing the volatility of earnings through disciplined risk management and diversification of our revenues, with a focus o


Developing
Lead Bank
Relationships

OUR LEAD BANK RELATIONSHIP with MedCath Corporation demonstrates our ability to develop trusted, long-term relationships and to deliver value through our industry expertise and the total resources of Bank of America.

Based in Charlotte, N.C., MedCath owns a growing number of heart hospitals and provides cardiovascular care services in diagnostic and therapeutic centers. Until 2001, our relationship with MedCath included revolving lines of credit, syndications, deposits, investments, treasury management and personal wealth management.

Last year, we helped MedCath devise a new capital structure that involved new public equity and senior debt to strengthen the balance sheet and fund future growth. In July, based on our expertise in equity and capital markets, particularly in the health care industry, we earned the right to take MedCath public and close on a $220 million senior debt facility to refinance and fund three existing and four new hospitals. We served as joint bookrunner on both deals and helped our client position itself to become the leading cardiovascular care service provider in the nation.

enhancements to our treasury services that will differentiate us from our competitors.

Expanding existing relationships – earning our clients' trust and becoming their lead bank, or primary financial provider. Our leading market share provides tremendous opportunity to expand client relationships and acquire primary bank status. Toward that end, we are implementing disciplined client selection, client segmentation and cross-sell processes. We are focused on creating solutions and adding value for our clients through treasury management, investment banking and investment services. Finally, we are refining the way we measure the value of our client relationships, with emphasis on shareholder valued added (SVA).

Improving the quality of our service is critical to expanding existing relationships and acquiring new clients. Our goal is to provide clients with a world-class banking experience through easy access and efficient, error-free service. We are using Six Sigma quality and productivity tools to evaluate our processes from start to finish. In 2001, for example, we moved our client information data to a consistent system that gives us an enterprise-wide view of our clients' relationships. This helps us identify opportunities for providing creative solutions and ideas. We believe these breakthrough improvements will significantly increase client satisfaction. And we know from market research that a strong correlation exists between highly satisfied clients and increases in both market penetration and lead bank penetration, which can translate into a healthy boost to the bottom line.

Reducing volatility of earnings through disciplined risk management and diversification of our revenues. Achieving our SVA growth goals is dependent upon our ability to aggressively manage risk and reduce the volatility of our earnings. As a result, we are making some hard but necessary choices about which clients we will do business with in the future. For example, we have chosen to decrease our credit exposure in certain industries that are particularly vulnerable in economic downturns. We will continue to do business with key players in those industries, but only with those clients who meet our new credit standards. Along with a disciplined client selection process, we have instituted relationship pricing practices that reward our clients for doing more business with us.

At the same time, we are taking steps to diversify our revenue mix. Although credit income remains important, we are increasing our focus on earning revenue from sales of fee-based products and from deposits and investments. Fee-based products such as treasury management and investment banking generate higher SVA in the long term because profit margins are higher and total capital allocation is significantly lower than that assigned to credit products.

We already have made substantial headway in increasing our non-credit revenue. We expect continued growth in fee-based income between now and 2006; in fact, we see fee-based revenue as the Commercial segment's greatest opportunity for growth. Our 2001 sales performance in this area was significant, which has given us tremendous momentum going into 2002.

In 2001, for example, we generated double-digit growth in fees from treasury management-related products and services. We envision continued growth in our treasury business over the next five years, given our product expertise and strong treasury sales culture.

According to an independent survey of large and middle-market U.S. corporations, Bank of America is recognized as the No. 1 provider of treasury management services. Additionally, we have been recognized as a leader for strategic treasury management advice.

Our strategy for growth in 2002 includes expanding our treasury management advisory capabilities and investing in technology for new product development. Both are critical to achieving our goals of acquiring new and expanding existing relationships.

Central to our client advisory role is our working capital management approach, in which we analyze a client's return on sales, assets, invested capital and equity. This approach allows us to uncover opportunities and delivery solutions, drawing from our comprehensive U.S. and international payments, receipts, treasury and global trade capabilities. Services are delivered based on clients' preferences, including paper, electronic and Web-based solutions.

Due to the demand for Web-based products and services, we continue to invest in this delivery channel for current and next-generation treasury management services. For example, we've recently added an electronic payment system to Bank of America Direct™, our Web-based transaction and information network. It allows clients to create and send payment files to the bank for direct deposit of payroll, pre-authorized debits, corporate payments and federal and state tax payments.


INVESTMENT BANKING
INCOME
$400
$300
$200
$100
$289
$331
$386
1999
2000
2001
(Dollars in millions)


TREASURY MANAGEMENT
SERVICE CHARGES


$400
$300
$200
$100
$332
$344
$398
1999
2000
2001
(Dollars in millions)

The payments are then processed through the U.S. Automated Clearing House network.

In addition to treasury management growth, we also foresee continued growth in investment banking activities. Merger and acquisition advisory services, as well as debt and equity capital raising, both public and private, have become increasingly important products and services for many commercial and real estate companies. With the breadth and reach of our Commercial franchise, the opportunity to expand our investment banking business is tremendous.

We continue to gain market recognition for our investment banking expertise. One of the best indicators is our investment banking revenue, which has grown at a compounded annual rate of 16% since 1999. We successfully completed more than 190 investment banking deals in 2001.

We believe our strategies put us in a strong position to meet ambitious long-term revenue and net-income growth goals. Achieving these goals, coupled with our reduced dependency on the balance sheet and improved asset quality, should drive us toward our long-term goal of double-digit improvement in both return on equity and SVA.

We have a strong foundation for growth in the future. Our sales success in the past and throughout 2001 provides momentum for aggressive growth.

We are focused on leveraging the power and potential of the Bank of America franchise and our team of financial and investment banking experts to continue expanding our business and creating value for our clients and our shareholders.

We believe we have the right people, products and processes to provide our clients with a world-class banking experience and to grow their businesses, as well as our own, to their full potential.


Opportunities
Access to millions of investors in the fastest-growing areas of the U.S. and a customer base that includes 2.3 million affluent households
A growing network of investment professionals offering services through locations nationwide
A full suite of scalable, highly competitive wealth management capabilities, including investment management, financial planning, trust and estate planning and securities services

Strategies

- In every relationship, strive to earn the role of trusted advisor to our clients
- Continue to expand our force of investment professionals
- Become the employer of choice for the best talent in the wealth management industry
- Bring best-in-class products and provide world-class service to our clients

Recent Achievements

- Grew total client assets 8% to more than $460 billion in a difficult year
- 87% of eligible equity and fixed-income fund assets exceeded the Lipper three-year median return, and 63% are in the top quartile
- Grew our team of investment professionals
- Deepened our asset allocation and planning expertise

The Bank of America Asset Management Group is a powerful contender in the investment and wealth management industry. We provide individuals, small businesses and commercial, corporate and institutional clients across the United States and abroad with new and better ways to manage their financial lives. Our role as part of Bank of America allows us to offer clients special advantages of convenience and access that no competitor can match.

Our private bankers and investment professionals put the emphasis on creating deep, long-lasting relationships with clients, and becoming their trusted advisors. We are among the leaders in many categories, and we are swiftly moving up the ranks in many more. In 2001 we gained considerable momentum, and with continued investment in the future of our business and an intense focus on creating consistent profitability for our shareholders, we expect that momentum to increase.

Total client assets grew by 8% in 2001, to more than $460 billion, in a year when many competitors experienced setbacks. Our Private Bank continues as the nation's largest, measured by number of clients; Nations Funds became the 10th largest mutual fund family. Given the economic headwinds faced by the markets in 2001, these are significant achievements. In addition, we enhanced our ability to serve our clients by strengthening our distribution capabilities, devising new investment solutions and expanding our product offerings.

The opportunity facing the Bank of America Asset Management Group is sizeable indeed. The demographics for the affluent and high-net-worth client segments alone are compelling. U.S. households hold between $16 and $21 trillion of investable assets, most of it in the affluent and high-net-worth segments. These client groups are growing rapidly,

The combination of the leading national network of banking centers and a growing force of professionals offering a full range of investment, securities and financial planning services gives us a unique growth opportunity.

with the numbers of households rising 6-7% annually. In addition, the baby boom generation is due to inherit $7.5 trillion of wealth in the next ten to 20 years, in the largest generational wealth transfer in history.

These clients are seeking advice, comprehensive solutions and world-class products. We are exceptionally well-positioned to compete for this business. We occupy leading market positions in the fastest-growing U.S. markets, including the most attractive high-growth areas in which affluent and high-net-worth clients are concentrated, such as California, Florida and Texas. Many of these clients already do business with Bank of America. Our opportunity is to continue to expand our relationships with these clients by becoming a trusted advisor and by providing superior products and the expertise our clients expect.

The Bank of America customer base is a rich resource for referrals and client relationships. For example, we have the opportunity to increase our Private Bank client list by a factor of four, simply by focusing on the qualified potential customers within our own franchise. Recent client focus groups have underscored that customers are confused by the sheer number of investment choices available to them. Clients want one trusted advisor to handle all of their needs and to help make their lives less complicated. Unlike many competitors, we can offer our clients the convenience and stability of a comprehensive financial relationship.

CONTINUED GROWTH IN CLIENT ASSETS


■ Assets in Custody
□ Brokerage Assets
□ Assets Under Management


$500
$400
$300
$200
$100
$0
$388
67
86
235
$434
62
123
249
$426
48
100
278
$460
47
99
314
1998
1999
2000
2001

(Dollars in billions)

NATIONS FUNDS MONEY MARKET GROWTH


$120
$90
$60
$30
$0
$45
$59
$83
$123
1998
1999
2000
2001

Assets Under Management
(Dollars in billions)

We believe we have the most attractive opportunity in the industry. Our strong national presence gives our investment professionals the opportunity to serve clients in the fastest-growing areas of the country. Our professionals are focused on providing clients thoughtful, objective advice on how to reach their long-term financial goals. And Bank of America delivers an impressive array of world-class solutions to help clients achieve these goals. The combination of the leading national network of banking centers and a growing force of professionals offering a full range of investment, securities and financial planning services gives us a unique growth opportunity.

Access and convenience are increasingly important. Our clients have full access to the powerful distribution capability of our banking centers, ATMs and telephone banking network, which are unmatched in the industry. For our clients, this means better service and unparalleled convenience – something our competitors, especially the stand-alone investment firms, cannot provide.

Along with the rest of our company, the Asset Management Group is committed to using Six Sigma to increase efficiency and client satisfaction. Several projects under way are focused on improving practices for identifying



New Investment Account Helps Families Pay for College

THE SOUTH CAROLINA OFFICE OF STATE TREASURER recently selected Bank of America and certain of its affiliates to manage and distribute FUTUREScholar, a college savings program that will help individuals and families make tax-advantaged investments in higher education.

FUTUREScholar is a 529 college investment plan named for the section of the federal tax code that generally allows investors to accumulate assets for college expenses free of federal income taxes.

Those plans are fast becoming a preferred way to save for college. Nationally, about $8 billion is invested in college investment programs. That figure is expected to grow to more than $100 billion by 2005. Investments and earnings can be used to pay for a wide range of college expenses – tuition, room and board, books and supplies – at any accredited institution in the U.S.

We want to earn the right to become our clients' trusted financial advisor, growing and managing relationships over the generations for more and more clients.



Fee-based Products Give Clients Access to World-class Money Management

OUR MULTI-MANAGER CONSULTANT FEE-BASED PRODUCTS allow us to offer something our clients find especially valuable: access to more than one of the top money managers, and a fixed fee for a bundle of services, including buying and selling stocks and bonds. Our fee-based products are particularly attractive because we have our own process for identifying the money managers and hedge fund managers: ten analysts who identify, through qualitative and quantitative screens, the money management firms and hedge funds in a process that is transparent to the intermediary and to the investor.

For Private Bank clients, these products are part of our Strategic Investment Portfolio. Broker-dealers will have access to fee-based products through our Selects program, which offers a highly selective, carefully monitored number of specialized managers.

The Banc of America Capital Management Multi-Strategy Hedge Fund, our fund-of-funds account, offers high-net-worth clients the opportunity to diversify their investments while gaining access to some of the most talented money managers in the world – all through a single investment. The multi-manager hedge fund is designed to enable discerning investors to access the hedge fund universe with a bias toward risk management.

Customizable and balanced, these multi-manager fee-based products form an important part of our approach to providing the right products and solutions for our clients.

client needs and matching clients with the right products and services throughout Asset Management and the rest of the bank.

Advice is critical to our strategy of providing comprehensive financial services to Bank of America clients. We want to earn the right to become our clients' trusted financial advisor, growing and managing relationships over the years and generations for more and more clients.

We're adding substantially to the numbers of licensed professionals among our associates. Since 1999, the number of Series 6 licensed associates has grown to 3,100 from 1,200 and Series 7 has increased to nearly 1,300 from 1,000. Our goal is to grow the Series 7 team to approximately 3,000 over the next three or four years. Equally important is our plan to grow our relationship manager sales force in the Private Bank. The more professionals we add to our team, the better able we are to serve our clients' varied wealth management needs.

We are also working to enhance the ability of our bankers and investment professionals to serve our clients more effectively. Enhanced training and professional development opportunities will create a more seamless experience for our clients. Our compensation programs are more effectively aligned with our long-term strategy to encourage the development of comprehensive long-lasting client relationships. The result: our associates are exceptionally well equipped to serve the needs of our clients and to deliver superior service and advice.

Offering a fuller suite of products and services allows us to address a broad range of client needs. In 2001 we added to our already robust product offerings in several significant areas. Fee-based products, sophisticated investment instruments that give clients access to several leading money managers, are now being offered for Private Bank clients through the Strategic Investment Portfolio. Investors can gain access to alternative investments through the Banc of America Capital Management Multi-Strategy Hedge Fund (see box at left). We think these products will be particularly attractive to the discerning investor who wants access to more than one world-class money manager at relatively low cost. Another highlight of our expanded product offerings is the increasingly popular 529 college investment plan (see page 25). These popular plans allow investors to accumulate assets for college expenses free of federal income taxes.

Each of the three core groups within Asset Management – Private Bank, Capital Management and the Individual Investor Group, must work together to provide clients with the best in wealth and investment management products and services.

The Private Bank at Bank of America is a potent force in the world of wealth management. It focuses on building and preserving the wealth of individuals and families by providing clients with investment, fiduciary and comprehensive

Wealth and Investment Management Services

banking and credit expertise. The Private Bank has nearly $150 billion of client assets and is an industry leader in providing innovative financial solutions for high-net-worth clients. While Bank of America offers deposits, investments and credit products to all customer segments, the Private Bank focuses on serving the needs of our most affluent clients. These clients' needs are different from those of other client groups, and their overwhelming concern is not only with wealth creation, but also with issues of legacy.

In three core areas of client needs – trust, credit and banking – we are global leaders, with mature and profitable operations. With 44,000 trust relationships and 79,000 accounts, we're one of the nation's largest corporate fiduciaries for individuals. Our $24 billion private client loan book serves more than 18,000 relationships across every major industrial sector – and is broadly diversified. Our online bill pay, account aggregation services and integrated credit products are all best-in-class. The Private Bank also offers a comprehensive investment program, fulfilled by Banc of America Capital Management and other distinguished providers.

SCOPE OF THE PRIVATE BANK

- **We're the nation's largest private bank, measured by number of clients**
- **We're the largest provider of trust services to individuals**
- **We have a relationship with one out of every 25 very affluent households in the U.S.**

BANC OF AMERICA CAPITAL MANAGEMENT ASSET DIVERSIFICATION

$314 Billion of Assets Under Management


3%
49%
14%
34%

☐ Cash ☐ Equity ■ Fixed Income ☐ Other

Banc of America Capital Management is a leading asset management organization serving the investment needs of high-net-worth individuals, institutional clients and retail customers. We create investment products and solutions that are distributed through the Private Bank and Banc of America Investment Services, Inc. and external brokerage firms; offer institutional separate accounts and fee-based programs; and provide advice to our clients through asset allocation expertise and software.

In addition, we work through leading brokerage firms and financial advisors to provide products to customers ranging from retail clients to Fortune 100 companies with complex investment needs. We offer institutions and individuals a full range of investment styles through our proprietary investment management services and relationships with key subadvisors. Many clients know us through our Nations Funds family and the mutual funds offered by Marsico Capital Management, which became a wholly owned subsidiary of Bank of America in 2001. Since the start of our relationship, Marsico's assets under management have grown to $12 billion.

Performance is the foundation of success in asset management, and our portfolios turned in highly competitive results in 2001. Fully 87% of eligible equity and fixed-income fund assets exceeded the Lipper three-year median return, and 63% are in the top quartile.

The Individual Investor Group brings together the Asset Management Group's services for individual investors. Providing investment, securities and financial planning services to more than one million affluent and high-net-worth individuals, the Individual Investor Group is comprised of Private Client Services, which focuses on high-net-worth individuals, and Banc of America Investment Services, Inc., which includes both the full-service network of investment professionals and an extensive online investor service. Through its securities subsidiaries, Bank of America offers investment and financial advisory services across 21 states and Washington, D.C. During 2001, we were one of the country's leading providers of investments to individuals. Client assets in the Individual Investor Group held steady at approximately $100 billion despite adverse market conditions.

Our business has significant scale, the opportunity to work with a growing number of affluent and high-net-worth clients and a range of quality products and services tailored to fit their needs. Bank of America is well positioned to capitalize on its competitive advantages in wealth and investment management services.

Serving Large Corporations and Institutional Markets ⇢ strengt


Opportunities
Take advantage of unmatched client reach – 76% of Fortune Global 500, 94% of U.S. 500
Serve clients' growing need to access bank capital
Build fee-based investment banking business
Expand sales and trading to build underwriting business and meet investors' needs

Strategies

- Focus on strategic issuer clients in key sectors
- Increase fee-based business by targeting resources to key client needs
- Build market share with investors to increase commission revenue
- Reduce credit risk to improve capital efficiency and lower volatility

Recent Achievements

- Increased market share of investment banking fees in targeted industry sectors
- Grew revenue per strategic client by 54%
- Significantly diversified revenue streams earned from corporate banking clients
- Reduced corporate loan balances by more than 30% since mid-2000

Global Corporate and Investment Banking (GCIB) at Bank of America has forged a business with annual revenues in excess of $9 billion. In 2001, a tough environment by any measure, earnings grew 7%, shareholder value added (SVA) nearly doubled and Banc of America Securities increased its market share of lead-managed underwriting mandates in every major category of capital-raising transaction.

GCIB is a full-service corporate and investment bank that provides creative, value-added capital-raising solutions, advisory services, derivatives capabilities, equity and debt sales and trading, as well as traditional bank deposit and loan products, cash management and payments services. We believe that our integrated bank model, combining both corporate and investment banking services, is the right model for the future.

Profound marketplace changes are favoring this model, evidenced by the fact that since 1998 U.S. and European integrated banks have gained market share in equity and debt origination as well as sales and trading at the expense of stand-alone investment banks. Similarly, integrated banks are increasing their ROE while ROE is declining for stand-alone firms. These trends are driven by clients' critical and growing need to access bank capital and by the enhanced ability of integrated banks to fully service advisory and capital-raising needs.

Our model also results in a diverse revenue stream, contributing to more stable earnings. For example, when equity and mergers and acquisitions experience a cyclical downturn, as was the case in 2001, use of debt and credit instruments expands.

Our unsurpassed reach among corporate clients fuels our strong market position. Our clients include 76% of the Fortune Global 500 and 94% of the Domestic 500. This client access,

Our extensive product array combined with superior financial enables us to create innovative financial solutions for corporate clients who are increasingly seeking providers with multi-faceted capabilities.

combined with our array of high-margin, high-return products and services, supported by our corporate financial strength, gives us enormous advantages in the marketplace, where we use the brand name Banc of America Securities.

We are focusing our resources on industry sectors where we can establish leading positions, substantially increase fee generation, grow our market-making and commission revenues and improve the efficiency of our capital. We expect to broaden and deepen our targeted client relationships to include our full array of advisory, capital-raising, risk-management and treasury-services capabilities.

Building on our strong momentum from 2000, we aggressively pursued our growth strategy in 2001. In just three years we have achieved higher league table rankings and a larger share of lead-managed deals and total investment banking fees. We estimate that in 2001 Banc of America Securities' share of total U.S. issuer fees grew to 5.9% versus 4.7% in 2000 and 3.9% in 1999, evidence of our successful execution. Today, according to an independent research company, we are the sixth-ranked U.S. investment bank in terms of lead relationships among all large U.S. corporate clients.


GCIB FINANCIAL PERFORMANCE
2000
2001
$8.2
$9.2
$1.8
$1.9
$0.3
$0.6
Revenue
Net Income
SVA
(Dollars in billions)

GCIB REVENUE 2001

$9.2

$1.5	capital raising and advisory fees
$1.2	equity sales and trading
$2.3	debt sales and trading
$2.6	credit products
$1.6	global treasury services

(Dollars in billions)

We are executing specific strategies related to both our issuer and investor clients. Our strategy for issuer clients contains several elements. First, we are building substantial expertise around eight key industry groups that generate significant fees and possess strong long-term growth potential. We are leveraging relationships in these sectors to win investment banking mandates and build leading market positions. Since 1999, we have had an overall increase in the market share of estimated investment banking fees in our targeted industry sectors.

Second, we have created teams within each industry group that encompass both corporate and investment banking expertise. Each team works across product areas, from traditional bank and loan products to sophisticated capital raising, advisory and derivatives capabilities, to deliver a seamless experience for clients and deepen each relationship. This has resulted in significantly more diversified revenue streams earned from our corporate banking client base.

Third, while we have broad client reach, we are focusing on strategic clients within our key sectors to expand fee generation and profit potential. Today there are nearly 400 such clients who share our commitment to a relationship that is mutually beneficial. Our broad range of market-leading capabilities combined with our in-depth knowledge of each client's needs provides ample ways to serve such a relationship. Today, more than one-third of these clients regard us as their lead investment



Portfolio Management Will Drive SVA Growth

IN EXECUTING our originate-to-distribute strategy, portfolio managers, with authority over loan underwriting decisions, bring an investor perspective to discussions to ensure that loans are attractive for both our portfolio and the broader market.

While continuing to meet the borrowing needs of our targeted issuer clients, we have significantly reduced corporate loan balances since mid-2000. We closely examine returns from each client, seeking to retain and solidify only relationships that are mutually beneficial. We also limit concentrated exposure across clients, industries and geographies, selling loans when necessary to maintain a maximum threshold. We have aggressively attacked our problem loan portfolio through both collections and sales.

Deploying our credit capital resources to our most profitable relationships while maintaining lower loan asset levels will lead to higher returns on credit capital and less risk exposure, driving growth in shareholder value added.

Developing strong expertise in select sectors, focusing on key strategic clients and building deeper, multi-product relationships will drive revenu secure a market-leading position in global corporate and investmen



Creative Financing Solutions Deepen Relationships

BANC OF AMERICA SECURITIES (BAS) DELIVERED for Adelphia Communications, a key client, by raising more than $4.5 billion in financing in 2001 across common equity, convertibles, high-yield and bank debt. The $1.5 billion concurrent equity/convertible component was the third-largest cable equity financing ever done.

BAS was bookrunner on simultaneous equity follow-on and convertible subordinated notes offerings, as well as providing bridge financing and advising on a multibillion-dollar merger and acquisition assignment. In a difficult environment, strong distribution efforts in the U.S. and Europe resulted in both offerings being significantly expanded beyond their original capital-raising targets. This important transaction involved several different product groups working together to provide solid advice and timely execution, and serves as an excellent example of our strategy in action.

bank compared with 12% in 1999, and revenue per strategic client has grown 54%.

We are also dramatically changing the way we establish and manage relationships with our investor clients. The sales organization is moving from a product focus to a client focus, with sales teams being restructured to address the needs of the client across the entire equities and debt spectrum. We are aligning measurements and incentives to support and reward this client-centric approach. We are also upgrading our capabilities to enhance our secondary trading and better align our research capabilities to support the sales teams. This focus on clients and the totality of their needs will further deepen relationships, leading to significantly increased volumes and associated revenues.

Strategies related to our products focus on increasing the size of our M&A, capital-raising and risk-management business while maintaining our strong leadership in treasury services and syndicated finance.

In debt capital markets, consistent with our industry sector strategy, we have aligned our expertise with each team to provide market-leading ideas and experience that result in the best execution available. All of our products enjoy leading market shares. We rank No. 1 in the U.S. in private placements, No. 2 in syndicated finance, No. 4 in high-grade, No. 5 in high-yield, No. 6 in asset-backed and No. 7 in mortgage-backed securities. For the past three years, investment banking fees from debt capital products have grown at a compound annual rate exceeding 10%.

Global Risk Management provides both corporate clients and investors with sales, trading and research for interest rate, commodity and credit derivatives and foreign-exchange products. These are scale businesses where we are a market leader because of our diverse client base, leading technology, risk-management skills and intellectual capital combined with strong credit ratings and capital base. We rank first in both interest-rate derivatives and global foreign exchange with U.S. corporate clients, and *Treasury and Risk Management* magazine recently named us the best derivatives dealer across all product categories.

These products not only serve our large corporate and institutional investor market, we also have a unique opportunity to serve middle-market and high-net-worth clients. Working with the Commercial Banking and Private Bank teams, we estimate we could significantly increase the number of clients who use these products.

As a market leader, managing our risk is a key priority. Our excellent foundation in risk techniques and strong technology platform continue to be enhanced by placing risk-taking within the individual business units. Our product approval and ongoing review processes cover all aspects of risk taken by each business, and we continue to introduce advanced analytics and technologies and apply severe stress-testing measurements.

Our equities business, with both a cash and derivatives platform, has made substantial progress over the past two years. According to Equidesk, we have moved from 12th to ninth in lead-managed equity in the U.S. since 1999. We are growth and banking.

Serving Large Corporations and Institutional Markets

a top ten firm in both listed and over-the-counter (OTC) trading. We maintain a market in more than 1,400 listed and 600 OTC securities.

We continue to deepen the analyst expertise in our focused sectors. Our 66 equity research analysts cover 773 companies in eight key industries in the U.S. and 30 research analysts cover 126 companies in Europe. Nine are ranked analysts by *Institutional Investor* while four were named as up-and-coming stars.

We believe we are the largest equity-derivatives dealer in the U.S. and we know that our strategic clients rank us highly on equity derivatives quality. This business, focused on equity risk management, convertibles origination and distribution and proprietary derivatives trading, serves the needs of corporate, institutional and high-net-worth households. We have significant opportunities to leverage the large number of high-net-worth households served through our Private Bank to provide portfolio protection to clients whose net worth may be narrowly concentrated in a few stocks.

Global Treasury Services and syndicated finance are also highly profitable core businesses. We rank first in treasury services, dominating the U.S. market with significant volumes and client penetration and cited by the highest percentage of large U.S. corporations as their most important treasury-relationship bank. This business includes funds collection and concentration, disbursements, investments, information reporting and forecasting on a global basis. Very much a business of scale, we serve approximately 10,000 clients through our global network of branches. The payments and cash management services are also key products for the middle-market business. With e-commerce an increasingly important capability in this business, Bank of America Direct, our e-commerce platform, is an industry leader.


GROWTH IN MAJOR INVESTMENT BANKING RELATIONSHIPS
Lead Investment Bank
Important Investment Bank
3%
22%
11%
31%
14%
40%
1999
2000
2001
U.S. Market Position


REDUCING CAPITAL
$99
$67
Aug 2000
Dec 2001
Total Loans Outstanding
(Dollars in billions)

In syndicated finance we have held a leading market share for several years. We have consistently been ranked No. 2 in dollar volume and No. 1 by a wide margin in number of transactions, standings clearly driven by the breadth of our client base. This leadership is key to generating investment banking fees as syndicated finance is consistently at the core of multiple product delivery. We are aggressively executing an originate-to-distribute strategy in our lending business, retaining only about 10% of the syndicated loans we originate. We are managing our credit exposure to reserve capital for more profitable clients. Since August 2000, GCIB loan balances have declined more than 30% and we have also significantly reduced unfunded commitments.

Underpinning all these strategies, we are executing an infrastructure strategy. Quality and productivity tools are being utilized to drive for an efficient, error-free operating platform and one of the industry's lowest cost structures.

Investments in technology are being made in our e-commerce platforms and selected areas that support our business objectives and enhance client service.

The depth and breadth of our intellectual capital continue to grow. We have a large and growing integrated team of quality corporate and investment bankers, analysts, traders and sales professionals – a team we believe has the talent to address our client needs and harness the strength of all of our products, services and expertise.

Our momentum has continued to build over the past few years and our integrated model has served us well in uncertain climates. Evidence of our success can be seen in a wide variety of measures, yet we know that our potential for further growth is tremendous. We are confident that we have the right business model and strategies for the next year and beyond.


financial review

Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition

This Annual Report contains certain forward-looking statements that are subject to risks and uncertainties and include information about possible or assumed future results of operations. Many possible events or factors could affect the future financial results and performance of Bank of America Corporation (the Corporation). This could cause results or performance to differ materially from those expressed in our forward-looking statements. Words such as "expects", "anticipates", "believes", "estimates", variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers of the Corporation's Annual Report should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this report. These statements are representative only on the date hereof, and the Corporation undertakes no obligation to update any forward-looking statements made.

The possible events or factors include the following: the Corporation's loan growth is dependent on general economic conditions as well as various discretionary factors such as decisions to securitize, sell, or purchase certain loans or loan portfolios; syndications or participations of loans; retention of residential mortgage loans; and the management of borrower, industry, product and geographic concentrations and the mix of the loan portfolio. The level of nonperforming assets, charge-offs and provision expense can be affected by local, regional and international economic and market conditions, including the concentrations of borrowers, industries, products and geographic locations, the mix of the loan portfolio and management's judgments regarding the collectibility of loans. Liquidity requirements may change as a result of fluctuations in assets and liabilities and off-balance sheet exposures, which will impact the capital and debt financing needs of the Corporation and the mix of funding sources. Decisions to purchase, hold or sell securities are also dependent on liquidity requirements and market volatility, as well as on- and off-balance sheet positions. Factors that may impact interest rate risk include local, regional and international economic conditions, levels, mix, maturities, yields or rates of assets and liabilities, utilization and effectiveness of interest rate contracts and the wholesale and retail funding sources of the Corporation. The Corporation is also exposed to the potential of losses arising from adverse changes in market rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments, such as futures, forwards, swaps, options and other financial instruments with similar characteristics. The Corporation is also exposed to potential litigation liabilities, including costs, expenses, settlements and judgments, that may adversely affect the Corporation.

In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Office of the Comptroller of Currency, the Federal Deposit Insurance Corporation, state regulators and the Office of Thrift Supervision, whose policies and regulations could affect the Corporation's results. Other factors that may cause actual results to differ from the forward-looking statements include the following: projected business increases following process changes and productivity and investment initiatives are lower than expected or do not pay for severance or other related costs as quickly as anticipated; competition with other local, regional and international banks, thrifts, credit unions and other nonbank financial institutions, such as investment banking firms, investment advisory firms, brokerage firms, investment companies and insurance companies, as well as other entities which offer financial services, located both within and outside the United States and through alternative delivery channels such as the Internet; interest rate, market and monetary fluctuations; inflation; market volatility; general economic conditions and economic conditions in the geographic regions and industries in which the Corporation operates; introduction and acceptance of new banking-related products, services and enhancements; fee pricing strategies, mergers and acquisitions and their integration into the Corporation; and management's ability to manage these and other risks.

Overview

The Corporation is a Delaware corporation, a bank holding company and a financial holding company, and is headquartered in Charlotte, North Carolina. The Corporation operates in 21 states and the District of Columbia and has offices located in 34 countries. The Corporation provides a diversified range of banking and certain nonbanking financial services and products both domestically and internationally through four business segments: *Consumer and Commercial Banking, Asset Management, Global Corporate and Investment Banking* and *Equity Investments*. A customer-centered strategic focus is changing the way the Corporation is managing its business. In addition to existing financial reporting, the Corporation has begun preparing customer segment-based financial operating information. At December 31, 2001, the Corporation had $622 billion in assets and approximately 143,000 full-time equivalent employees. Refer to Table One and Table Twenty-Five for annual and quarterly selected financial data, respectively.

Key performance highlights for 2001 compared to 2000:

- Net income totaled $6.8 billion, or $4.18 per common share (diluted), compared to $7.5 billion, or $4.52 per common share (diluted). The return on average common shareholders' equity was 13.96 percent.

- Operating earnings, which excluded charges related to the Corporation's strategic decision to exit certain consumer finance businesses in 2001 and related to restructuring in 2000, totaled $8.0 billion, or $4.95 per common share (diluted), compared to $7.9 billion, or $4.72 per common share (diluted). Excluding exit charges, the return on average common shareholders' equity was 16.53 percent in 2001. Shareholder value added (SVA), excluding exit and restructuring charges, remained essentially unchanged at $3.1 billion.

- Total revenue includes net interest income on a taxable-equivalent basis and noninterest income. Total revenue was $35.0 billion, an increase of $1.7 billion.
  - Net interest income increased $2.0 billion to $20.6 billion. The increase was primarily due to the effects of changes in interest rates on the Corporation's asset and liability positions and investment portfolio repositioning, an increased trading-related contribution, higher deposit and equity levels and a favorable shift in loan mix. These factors were partially offset by the impact of the money market deposit pricing initiative and a decrease in auto lease financing contributions. Average managed loans and leases were $378.7 billion, a $1.2 billion decrease, primarily due to an eight percent decrease in commercial loans and leases, partially offset by an eight percent increase in consumer loans and leases. Average customer-based deposits grew to $306.9 billion, a $14.9 billion increase. The net interest yield was 3.68 percent, a 48 basis point increase. The increase in the net interest yield was primarily due to the effect of changes in interest rates and investment portfolio repositioning.
  - Noninterest income was $14.3 billion, a $234 million decrease. *Consumer and Commercial Banking* experienced a $321 million, or nine percent, increase in service charges driven by higher business volumes. A $192 million, or nine percent, increase in card income was primarily due to both new account growth in both credit and debit card and increased purchase volume on existing accounts. Revenue in the mortgage banking business increased 48 percent primarily reflecting higher origination activity, increased gains from higher loan sales to the secondary market and the favorable mark-to-market adjustments on certain mortgage banking assets and related derivative instruments, partially offset by increased prepayments on mortgage loans as a result of the declining interest rate environment. Income from investment and brokerage services increased $45 million in the *Asset Management* segment largely due to new asset management business and the completed acquisition of Marsico Capital Management LLC (Marsico), partially offset by lower broker activity due to decreased trade volume. The noninterest income component of trading-related revenue within *Global Corporate and Investment Banking* increased $77 million, as increased revenues from trading-related activities in interest rate, fixed income and commodities contracts more than offset a decrease in equities and equity derivatives trading. Investment banking income increased $67 million, as strong growth in fixed income origination was partially offset by weaker demand for syndications, equity underwriting and advisory services. *Equity Investments* had equity investment gains of $230 million, reflecting a sharp decline of $763 million.
- On August 15, 2001, the Corporation announced that it was exiting its auto leasing and subprime real estate lending businesses. As a result of exiting these consumer finance businesses, the Corporation recorded pre-tax charges of $1.7 billion ($1.3 billion after-tax), consisting of provision for credit losses of $395 million and business exit costs, the noninterest expense component, of $1.3 billion.
- Including the exit charge, the provision for credit losses was $4.3 billion. Excluding the exit charge, the provision for credit losses was $3.9 billion, an increase of $1.4 billion from 2000. Excluding exit-related charge-offs of $635 million, net charge-offs were $3.6 billion, or 0.99 percent of average loans and leases, an increase of 38 basis points from 2000. This increase in net charge-offs of $1.2 billion from 2000 was primarily due to credit quality deterioration in the commercial – domestic portfolio and an increase in bankcard charge-offs. As a matter of corporate practice, we do not discuss specific client relationships; however, due to the publicity and interest surrounding Enron Corporation, the Corporation is making an exception. Net charge-offs in 2001 included $210 million related to Enron Corporation. Excluding exit-related charges, the Corporation recorded additional provision expense in excess of charge-offs of $283 million due to deterioration in credit quality and the overall uncertainty in the economy.
- Nonperforming assets were $4.9 billion, or 1.49 percent of loans, leases and foreclosed properties at December 31, 2001, a $549 million decrease from December 31, 2000. The decrease was primarily a result of the transfer of $1.2 billion of nonperforming subprime real estate loans to loans held for sale as well as nonperforming loan sales, partially offset by increases in the commercial – domestic loan portfolio that resulted from credit deterioration as companies were affected by the weakening economic environment. The allowance for credit losses totaled $6.9 billion or 2.09 percent of total loans and leases at December 31, 2001, a 35 basis point increase from 1.74 percent of total loans and leases at December 31, 2000.
- Noninterest expense excluding business exit costs in 2001 and restructuring charges in 2000 was $19.4 billion, a $1.3 billion increase, primarily driven by higher personnel, litigation, professional fees, data processing and marketing expenses. Higher personnel expense was driven by a $150 million severance charge in the fourth quarter of 2001 related to ongoing efficiency improvement programs, higher revenue-related incentive compensation and increased salaries expense. Higher professional fees reflected the increase in initiatives related to the Corporation's strategy to improve customer satisfaction, the launch of a company-wide Six Sigma quality and productivity program and implementation of a new integrated business planning process. The Corporation recorded $334 million in litigation expense in the fourth quarter of 2001 related to small settlements and an addition to the legal reserve to cover increased exposure to existing litigation. Subsequent to December 31, 2001, the Corporation announced that it had reached an agreement in principle to settle various shareholder lawsuits for payments totaling $490 million. The proposed settlement will be paid from existing litigation reserves and insurance and will not have an impact on the Corporation's financial results. For additional information on litigation, see Note Twelve of the consolidated financial statements.
- A tax benefit of $418 million, generated as a result of the Corporation's realignment of certain problem loan management activities into a wholly-owned subsidiary, Banc of America Strategic Solutions, Inc. (SSI), resulted in a 17 percent effective tax rate for the fourth quarter of 2001. The assets and liabilities of SSI are fully consolidated with those of the Corporation.

Table 1 Five-Year Summary of Selected Financial Data

(Dollars in millions, except per share information)	2001	2000	1999	1998	1997
As Reported					
Income statement					
Net interest income	$ 20,290	$ 18,349	$ 18,127	$ 18,298	$ 18,432
Noninterest income	14,348	14,582	14,179	12,189	11,756
Total revenue	34,638	32,931	32,306	30,487	30,188
Provision for credit losses	4,287	2,535	1,820	2,920	1,904
Gains on sales of securities	475	25	240	1,017	271
Business exit costs	1,305	–	–	–	–
Merger and restructuring charges	–	550	525	1,795	374
Other noninterest expense	19,404	18,083	17,986	18,741	17,625
Income before income taxes	10,117	11,788	12,215	8,048	10,556
Income tax expense	3,325	4,271	4,333	2,883	4,014
Net income	6,792	7,517	7,882	5,165	6,542
Performance ratios					
Return on average assets	1.05%	1.12%	1.28%	0.88%	1.20%
Return on average common shareholders' equity	13.96	15.96	16.93	11.56	15.26
Total equity to total assets (at year end)	7.80	7.42	7.02	7.44	7.81
Total average equity to total average assets	7.49	7.02	7.55	7.67	8.02
Dividend payout ratio	53.44	45.02	40.54	50.18	32.09
Per common share data					
Earnings	$ 4.26	$ 4.56	$ 4.56	$ 2.97	$ 3.71
Diluted earnings	4.18	4.52	4.48	2.90	3.61
Cash dividends paid	2.28	2.06	1.85	1.59	1.37
Book value	31.07	29.47	26.44	26.60	25.49
Cash basis financial data[1]					
Earnings	$ 7,670	$ 8,381	$ 8,770	$ 6,067	$ 7,397
Earnings per common share	4.81	5.09	5.08	3.49	4.20
Diluted earnings per common share	4.72	5.03	4.98	3.41	4.09
Return on average assets	1.18%	1.25%	1.42%	1.04%	1.36%
Return on average common shareholders' equity	15.77	17.80	18.85	13.64	17.55
Operating Basis[2]					
Income statement					
Net interest income	$ 20,290	$ 18,349	$ 18,127	$ 18,298	$ 18,432
Net interest income (taxable-equivalent basis)	20,633	18,671	18,342	18,461	18,589
Noninterest income	14,348	14,582	14,179	12,189	11,756
Total revenue	34,638	32,931	32,306	30,487	30,188
Total revenue (taxable-equivalent basis)	34,981	33,253	32,521	30,650	30,345
Provision for credit losses	3,892	2,535	1,820	2,920	1,904
Gains on sales of securities	475	25	240	1,017	271
Other noninterest expense	19,404	18,083	17,986	18,741	17,625
Income before income taxes	11,817	12,338	12,740	9,843	10,930
Income tax expense	3,775	4,475	4,500	3,353	4,124
Net income	8,042	7,863	8,240	6,490	6,806
Average diluted common shares issued and outstanding (in thousands)	1,625,654	1,664,929	1,760,058	1,775,760	1,782,172
Performance ratios					
Return on average assets	1.24%	1.17%	1.34%	1.11%	1.25%
Return on average common shareholders' equity	16.53	16.70	17.70	14.54	15.88
Efficiency ratio	55.47	54.38	55.30	61.15	58.08
Net interest yield	3.68	3.20	3.45	3.69	4.00
Dividend payout ratio	45.13	43.04	38.77	39.90	30.83
Shareholder value added	$ 3,087	$ 3,081	$ 3,544	$ 2,056	$ 2,603
Per common share data					
Earnings	$ 5.04	$ 4.77	$ 4.77	$ 3.73	$ 3.86
Diluted earnings	4.95	4.72	4.68	3.64	3.76
Cash basis financial data[1]					
Earnings	$ 8,920	$ 8,727	$ 9,128	$ 7,392	$ 7,661
Earnings per common share	5.59	5.30	5.28	4.25	4.36
Diluted earnings per common share	5.49	5.24	5.19	4.15	4.24
Return on average assets	1.37%	1.30%	1.48%	1.26%	1.41%
Return on average common shareholders' equity	18.34	18.54	19.62	16.62	18.18
Efficiency ratio	52.96	51.78	52.57	58.20	55.27
Average balance sheet					
Total loans and leases	$ 365,447	$ 392,622	$ 362,783	$ 347,840	$ 343,151
Total assets	649,547	671,573	616,838	584,487	543,796
Total deposits	362,653	353,294	341,748	345,485	336,883
Long-term debt	64,638	65,338	52,619	45,098	41,984
Trust preferred securities	4,984	4,955	4,955	4,871	4,353
Common shareholders' equity	48,609	47,057	46,527	44,467	42,151
Total shareholders' equity	48,678	47,132	46,601	44,829	43,610
Risk-based capital ratios (at year end)[3]					
Tier 1 capital	8.30%	7.50%	7.35%	7.06%	6.50%
Total capital	12.67	11.04	10.88	10.94	10.89
Leverage ratio	6.56	6.12	6.26	6.22	5.57
Market price per share of common stock					
Closing	$ 62.95	$ 45.88	$ 50.19	$ 60.13	$ 60.81
High	65.54	61.00	76.38	88.44	71.69
Low	45.00	36.31	47.63	44.00	48.00

[1] Cash basis calculations exclude goodwill and other intangible amortization expense.

[2] Operating basis excludes provision for credit losses of $395 million and noninterest expense of $1,305 million related to the exit of certain consumer finance businesses in 2001 and merger and restructuring charges in 2000, 1999, 1998 and 1997.

[3] Ratios for 1997 have not been restated to reflect the impact of the BankAmerica and Barnett mergers.

Summary of Significant Accounting Policies

The Corporation's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. Many of the Corporation's accounting policies require significant judgment regarding valuation of assets and liabilities and/or significant interpretation of the specific accounting guidance. The Corporation's significant accounting policies are discussed in detail in Note One of the consolidated financial statements. The following is a summary of the more judgmental and complex accounting policies of the Corporation.

Many of the Corporation's assets and liabilities are recorded using various valuation techniques that require significant judgment as to recoverability. The collectablity of loans is reflected through the Corporation's estimate of the allowance for credit losses. The Corporation performs periodic and systematic detailed reviews of its lending portfolio to assess overall collectibility. In addition, certain assets and liabilities are reflected at their estimated fair value in the consolidated financial statements. Such amounts are based on either quoted market prices or estimated values derived by the Corporation utilizing dealer quotes, market comparisons or internally generated modelling techniques. The Corporation's internal models generally involve present value of cash flow techniques. The various valuation techniques are discussed in greater detail elsewhere in management's discussion and analysis and the notes to the consolidated financial statements.

There are other complex accounting standards that require the Corporation to employ significant judgment in interpreting and applying certain of the principles prescribed by those standards. These judgments include, but are not limited to, the determination of whether a financial instrument or other contract meets the definition of a derivative in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the applicable hedge deferral criteria, the accounting for the transfer of financial assets and extinguishments of liabilities in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140), and the determination of when certain special purpose vehicles should be consolidated in the Corporation's balance sheet and statement of income. For a more complete discussion of these policies, see Notes One, Five and Eight of the consolidated financial statements.

The remainder of management's discussion and analysis of the Corporation's results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes presented on pages 78 through 119.

Business Segment Operations

The Corporation provides a diversified range of banking and nonbanking financial services and products through its various subsidiaries. The Corporation manages its operations through four business segments: *Consumer and Commercial Banking, Asset Management, Global Corporate and Investment Banking* and *Equity Investments.* Certain operating segments have been aggregated into a single business segment. In the first quarter of 2001, the thirty-year mortgage portfolio was moved from *Consumer and Commercial Banking* to the *Corporate Other* segment. In the third quarter of 2001, certain consumer finance businesses being liquidated were transferred from *Consumer and Commercial Banking* to *Corporate Other.* A customer-centered strategic focus is changing the way the Corporation is managing its business. In addition to existing financial reporting, the Corporation has begun preparing customer segment-based financial operating information.

The business segments summarized in Table Two are primarily managed with a focus on various performance measures including total revenue, net income, shareholder value added (SVA), return on average equity and efficiency. Some of these performance measures are also presented on a cash basis which excludes the impact of goodwill and other intangible amortization expense. Total revenue includes net interest income on a taxable-equivalent basis and noninterest income. The net interest income of the business segments reflects the results of a funds transfer pricing process which matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Corporation's overall asset and liability management activities on a proportionate basis. SVA is a performance measure that is aligned with the Corporation's growth strategy orientation and strengthens the Corporation's focus on generating long-term growth and shareholder value. SVA is defined as cash basis operating earnings less a charge for the use of capital. The capital charge is calculated by multiplying 12 percent (management's estimate of the shareholder's minimum required rate of return on capital invested) by average total common shareholders' equity (at the Corporation level) and by average allocated equity (at the business segment level). Equity is allocated to each business segment based on an assessment of its inherent risk.

See Note Nineteen of the consolidated financial statements for additional business segment information, reconciliations to consolidated amounts and information on Corporate Other. Additional information on noninterest income can be found in the "Noninterest Income" section beginning on page 46. Certain prior period amounts have been reclassified between segments and their components (presented after Table Two) to conform to the current period presentation.

Table 2 Business Segment Summary

	For the Year Ended December 31							
	Consumer and Commercial Banking[1]		Asset Management[1]		Global Corporate and Investment Banking[1]		Equity Investments[1]	
(Dollars in millions)	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net interest income[2]	**$ 13,364**	$ 12,620	**$ 741**	$ 666	**$ 4,592**	$ 3,725	**$ (151)**	$ (139)
Noninterest income[3]	**8,008**	7,356	**1,733**	1,801	**4,639**	4,444	**183**	1,007
Total revenue	**21,372**	19,976	**2,474**	2,467	**9,231**	8,169	**32**	868
Provision for credit losses	**1,802**	1,111	**121**	47	**1,275**	751	**8**	4
Net income	**4,842**	4,551	**521**	589	**1,879**	1,759	**(94)**	461
Cash basis earnings	**5,479**	5,200	**578**	619	**2,022**	1,897	**(84)**	472
Shareholder value added	**3,165**	2,830	**312**	421	**644**	336	**(363)**	241
Net interest yield	**5.06%**	4.93%	**2.91%**	2.80%	**2.40%**	1.97%	**n/m**	n/m
Return on average equity	**25.1**	23.0	**23.6**	35.7	**16.4**	13.5	**(4.0)%**	24.0%
Cash basis return on equity	**28.4**	26.3	**26.1**	37.5	**17.6**	14.6	**(3.6)**	24.6
Efficiency ratio	**54.7**	56.7	**62.2**	59.3	**55.9**	59.1	**n/m**	12.9
Cash basis efficiency ratio	**51.7**	53.5	**59.9**	58.0	**54.3**	57.4	**n/m**	11.7
Average:								
Total loans and leases	**$181,900**	$173,870	**$ 24,381**	$ 22,729	**$ 80,739**	$ 94,391	**$ 476**	$ 436
Total deposits	**266,049**	256,805	**11,897**	11,338	**66,983**	68,364	**13**	14
Total assets	**290,388**	282,014	**26,767**	24,724	**230,755**	227,417	**6,509**	5,453
Year end:								
Total loans and leases	**$185,429**	$ 179,014	**$ 24,692**	$ 24,273	**$ 66,556**	$ 93,510	**$ 433**	$ 497
Total deposits	**280,965**	264,196	**12,208**	12,337	**66,532**	68,138	**–**	35
Total assets	**304,874**	287,013	**26,810**	27,140	**194,146**	206,820	**6,230**	6,691

n/m = not meaningful

(1) There were no material intersegment revenues among the segments.

(2) Net interest income is presented on a taxable-equivalent basis.

(3) Noninterest income included the $83 million SFAS 133 transition adjustment net loss which was included in trading account profits in 2001. The components of the transition adjustment by segment were a gain of $4 million for Consumer and Commercial Banking, a gain of $19 million for Global Corporate and Investment Banking and a loss of $106 million for Corporate Other (not included in the table above).

Consumer and Commercial Banking

Consumer and Commercial Banking provides a wide array of products and services to individuals, small businesses and middle market companies through multiple delivery channels.

The results for 2001 reflect the Corporation's continued focus on card services as a growth area. End of period managed consumer card outstandings increased 19 percent from 2000, primarily driven by the leveraging of the Corporation's franchise to open new accounts with existing customers, the results of card marketing programs and efforts aimed at increasing customer satisfaction. In 2001, merchant processing volume increased 12 percent, and total card services purchase volume increased 12 percent, primarily driven by an 18 percent increase in debit card purchase volume. The increase in debit card purchase volume was a result of increased customer penetration and activation rates, partially offset by a drop in purchase volume growth rates following the events of September 11, 2001.

In the second quarter of 2001, the Corporation's commercial real estate banking business was moved from *Global Corporate and Investment Banking* to *Consumer and Commercial Banking*. The credit and client management process and customer base of the business are better aligned with those of *Consumer and Commercial Banking*.

Consumer and Commercial Banking

(Dollars in millions)	**2001**	2000
Net interest income	**$13,364**	$12,620
Noninterest income	**8,008**	7,356
Total revenue	**21,372**	19,976
Provision for credit losses	**1,802**	1,111
Cash basis earnings	**5,479**	5,200
Shareholder value added	**3,165**	2,830
Cash basis efficiency ratio	**51.7%**	53.5%

- Total revenue increased $1.4 billion, or seven percent, in 2001 compared to 2000.
  - Net interest income increased $744 million, or six percent, due to a favorable shift in loan mix, overall loan and deposit growth and the Corporation's overall asset and liability management. This increase was partially offset by the impact of the money market deposit pricing initiative as the Corporation offered more competitive money market savings rates.
  - Noninterest income increased $652 million, or nine percent, driven by nine percent increases in card income and service charges and strong mortgage banking revenue.

- Cash basis earnings in 2001 rose $279 million, or five percent, due to the increases in net interest income and noninterest income discussed above, partially offset by an increase in the provision for credit losses and a three percent increase in noninterest expense.
  - The provision for credit losses increased $691 million, or 62 percent, reflecting higher charge-offs in the commercial and bankcard loan portfolios.
- Shareholder value added increased $335 million over the prior year as a result of the increase in cash basis earnings and lower capital as a result of reductions in commercial loan levels.

The major components of *Consumer and Commercial Banking* are *Banking Regions, Consumer Products* and *Commercial Banking.*

Banking Regions

Banking Regions serves consumer households in 21 states and the District of Columbia and overseas through its network of 4,251 banking centers, 13,113 ATMs, telephone and Internet channels on www.bankofamerica.com. *Banking Regions* provides a wide array of products and services, including deposit products such as checking, money market savings accounts, time deposits and IRAs, debit card products and credit products such as home equity, mortgage and personal auto loans. *Banking Regions* also includes small business banking providing treasury management, credit services, community investment, check card, e-commerce and brokerage services to nearly two million small business relationships across the franchise.

Banking Regions

(Dollars in millions)	2001	2000
Net interest income	$ 8,561	$ 8,587
Noninterest income	3,866	3,547
Total revenue	12,427	12,134
Provision for credit losses	281	268
Cash basis earnings	3,108	3,056
Shareholder value added	1,767	1,693
Cash basis efficiency ratio	58.5%	58.1%

- Total revenue in 2001 increased $293 million, or two percent, as an increase in noninterest income was partially offset by a slight decrease in net interest income.
  - Loan growth, primarily in residential mortgages and home equity lending, and deposit growth had a positive effect on net interest income but were offset by the impact of the money market deposit pricing initiative.
  - Noninterest income increased $319 million, or nine percent, primarily due to an increase in consumer service charges of $170 million, or seven percent, resulting from higher business volumes, and a $117 million, or 23 percent, increase in debit card income, driven by a higher number of active debit cards from increased penetration and activation rates and an increase in purchase volume.
- Cash basis earnings increased $52 million, or two percent, in 2001, primarily attributable to the increase in revenue discussed above offset by a three percent increase in noninterest expense.

Consumer Products

Consumer Products provides specialized services such as the origination and servicing of residential mortgage loans, issuance and servicing of credit cards, direct banking via telephone and Internet, lending and investing to develop low- and moderate-income communities, student lending and certain insurance services. *Consumer Products* also provides retail finance and floorplan programs to marine, RV and auto dealerships.

Consumer Products

(Dollars in millions)	2001	2000
Net interest income	$ 2,211	$ 1,382
Noninterest income	3,109	2,822
Total revenue	5,320	4,204
Provision for credit losses	915	527
Cash basis earnings	1,447	1,077
Shareholder value added	1,012	649
Cash basis efficiency ratio	40.1%	47.7%

- Total revenue in 2001 increased $1.1 billion, or 27 percent, due to increases in both net interest income and noninterest income.
  - Net interest income increased $829 million, or 60 percent, primarily due to an increase in bankcard receivables from portfolio growth and maturity of credit card securitizations as well as lower funding costs.
  - Noninterest income increased $287 million, or 10 percent, primarily due to strong mortgage banking revenue and increased credit card income. Mortgage banking revenue increased $246 million, or 48 percent, due to higher origination activity and increased gains from higher loan sales to the secondary market. Mortgage banking revenue also included the favorable net mark-to-market adjustments, included in trading account

profits, on certain mortgage banking assets and the related derivative instruments. These increases were partially offset by increased prepayments on mortgage loans as a result of the declining interest rate environment. Credit card income grew $75 million, or four percent, due to new consumer card account growth and an increase in purchase volume, partially offset by a decline in servicing income from maturity of credit card securitizations.

- The $370 million, or 34 percent, increase in cash basis earnings in 2001 was due to the increases in net interest income and noninterest income discussed above. These increases were partially offset by an increase in the provision for credit losses and higher expenses. Expense growth was primarily driven by card marketing and mortgage production volume activities.
  - The provision for credit losses increased 74 percent to $915 million primarily due to higher net charge-offs in the bankcard loan portfolio. The increase in bankcard charge-offs was driven by portfolio growth, an increase in personal bankruptcy filings and a weaker economic environment.

Commercial Banking

Commercial Banking provides commercial lending and treasury management services to middle market companies with annual revenue between $10 million and $500 million. These services are available through relationship manager teams as well as through alternative channels such as the telephone via the commercial service center and the Internet by accessing Bank of America Direct.

Commercial Banking

(Dollars in millions)	**2001**	2000
Net interest income	**$2,592**	$2,651
Noninterest income	**1,033**	987
Total revenue	**3,625**	3,638
Provision for credit losses	**606**	316
Cash basis earnings	**924**	1,067
Shareholder value added	**386**	488
Cash basis efficiency ratio	**45.6%**	44.7%

- Noninterest income increased five percent and was offset by a two percent decline in net interest income. Total revenue in 2001 remained flat at $3.6 billion.
  - The $46 million increase in noninterest income was primarily attributable to higher corporate service charges as customers opted to pay service charges rather than carry excess deposit balances in the lower rate environment, offset by the liquidation of certain commercial finance businesses.
  - Net interest income declined $59 million, primarily due to a reduction in commercial loans and the liquidation of certain commercial finance businesses.
- The $143 million, or 13 percent, decline in cash basis earnings was primarily driven by an increase in the provision for credit losses, partially offset by a tax benefit of $53 million in the fourth quarter of 2001 related to the funding of SSI.
  - The provision for credit losses increased $290 million to $606 million as a result of credit deterioration in the commercial loan portfolio.
- Shareholder value added decreased $102 million as the decline in cash basis earnings was partially offset by lower capital as a result of reductions in commercial loan levels.

Asset Management

Asset Management includes the Private Bank, Banc of America Capital Management and the Individual Investor Group. The Private Bank's goal is to assist individuals and families in building and preserving their wealth by providing investment, fiduciary and comprehensive credit expertise to high-net-worth clients. Banc of America Capital Management is an asset-gathering and asset management organization serving the needs of institutional clients, high-net-worth individuals and retail customers. Banc of America Capital Management manages money and distribution channels, manufactures investment products, offers institutional separate accounts and wrap programs, and provides advice to clients through asset allocation expertise and software. The Individual Investor Group, which is comprised of Private Client Services and Banc of America Investment Services, Inc., provides investment, securities and financial planning services to affluent and high-net-worth individuals. Private Client Services focuses on high-net-worth individuals. Banc of America Investment Services, Inc. includes both the full-service network of investment professionals and an extensive on-line investor service.

One of the Corporation's strategies is to focus on and grow the asset management business. Recent initiatives include new investment platforms that broaden the Corporation's capabilities to maximize market opportunity for its clients. The Corporation continues to enhance the financial planning tools used to assist clients with their financial goals.

Effective January 2, 2001, the Corporation acquired the remaining 50 percent of Marsico for a total investment of $1.1 billion. The Corporation acquired the first 50 percent in 1999. Marsico is a Denver-based investment management firm specializing in large capitalization growth stocks.

Client assets at December 31, 2001 and 2000 were:

Client Assets

(Dollars in billions)	2001	2000
Assets under management	$314.2	$278.1
Client brokerage assets	99.4	99.5
Assets in custody	46.9	48.5
Total client assets	$460.5	$426.1

Assets under management typically generate fees based on a percentage of their value. Assets of the Nations Funds family of mutual funds reached $148 billion at December 31, 2001, primarily driven by an increase in money market funds in the declining equity market environment. Growth in assets under management of $36 billion, or 13 percent, was primarily driven by the growth in money market funds as well as the addition of the remaining Marsico Funds. Client brokerage assets, a source of commission revenue, were flat at approximately $100 billion compared to the prior year. Assets in custody, which generate custodial fees, declined slightly.

Asset Management

(Dollars in millions)	2001	2000
Net interest income	$ 741	$ 666
Noninterest income	1,733	1,801
Total revenue	2,474	2,467
Provision for credit losses	121	47
Cash basis earnings	578	619
Shareholder value added	312	421
Cash basis efficiency ratio	59.9%	58.0%

- *Total revenue remained flat at $2.5 billion in 2001, as the increase in net interest income was offset by a decline in noninterest income.*
  - Net interest income increased $75 million, or 11 percent, due to the Corporation's overall asset and liability management and growth in the commercial and residential mortgage loan portfolios.
  - Noninterest income decreased $68 million, or four percent, as a decline in other income was partially offset by an increase in investment and brokerage services income. The increase in investment and brokerage services income was due to new asset management business and the completed acquisition of Marsico, partially offset by lower broker activity due to decreased trade volume.
- Cash basis earnings decreased $41 million, or seven percent, in 2001, primarily due to a $74 million increase in provision expense largely related to one loan that was charged off in the second quarter of 2001 and increased noninterest expense.
  - *Noninterest expense increased $78 million, or five percent, reflecting investments in new private banking offices, the acquisition of Marsico,* and personnel supporting revenue growth initiatives, partially offset by one-time business divestiture expenditures in 2000.
- Shareholder value added declined $109 million due to the decline in cash basis earnings and the increased capital associated with the acquisition of Marsico.

Global Corporate and Investment Banking

Global Corporate and Investment Banking provides a broad array of financial services such as investment banking, capital markets, trade finance, treasury management, lending, leasing and financial advisory services to domestic and international corporations, financial institutions and government entities. Clients are supported through offices in 34 countries in four distinct geographic regions: U.S. and Canada; Asia; Europe, Middle East and Africa; and Latin America. Products and services provided include loan origination, merger and acquisition advisory, debt and equity underwriting and trading, cash management, derivatives, foreign exchange, leasing, leveraged finance, project finance, structured finance and trade services.

Global Corporate and Investment Banking

(Dollars in millions)	2001	2000
Net interest income	$4,592	$3,725
Noninterest income	4,639	4,444
Total revenue	9,231	8,169
Provision for credit losses	1,275	751
Cash basis earnings	2,022	1,897
Shareholder value added	644	336
Cash basis efficiency ratio	54.3%	57.4%

- In 2001, total revenue increased $1.1 billion, or 13 percent, primarily due to $620 million, or 22 percent, growth in trading-related revenue.
  - Net interest income increased $867 million, or 23 percent, as a result of higher trading-related activities and the Corporation's overall asset and liability management, partially offset by lower commercial loan levels.

- Noninterest income increased $195 million, or four percent, as increases in investment and brokerage services, corporate service charges, trading account profits and investment banking income were partially offset by a decline in other income.
- Cash basis earnings increased $125 million, or seven percent, in 2001 as revenue growth was partially offset by higher credit-related costs and noninterest expense.
  - The provision for credit losses increased $524 million to $1.3 billion due to credit quality deterioration in the commercial – domestic loan portfolio of *Global Credit Products*.
  - A $331 million, or seven percent, increase in noninterest expense was primarily due to higher market-related incentives and other expenses in line with revenue growth.
- Shareholder value added increased $308 million as a result of the increase in cash basis earnings as well as lower capital due to reductions in loan levels.

Global Corporate and Investment Banking offers clients a comprehensive range of global capabilities through three components: *Global Investment Banking, Global Credit Products* and *Global Treasury Services.*

Global Investment Banking

Global Investment Banking includes the Corporation's investment banking activities and risk management products. Through a separate subsidiary, Banc of America Securities LLC, *Global Investment Banking* underwrites and makes markets in equity securities, high-grade and high-yield corporate debt securities, commercial paper, and mortgage-backed and asset-backed securities. Banc of America Securities LLC also provides correspondent clearing services for other securities broker/dealers and prime-brokerage services. Debt and equity securities research, loan syndications, mergers and acquisitions advisory services and private placements are also provided through Banc of America Securities LLC.

In addition, *Global Investment Banking* provides risk management solutions for our global customer base using interest rate, equity, credit and commodity derivatives, foreign exchange, fixed income and mortgage-related products. In support of these activities, the businesses will take positions in these products and capitalize on market-making activities. The *Global Investment Banking* business also takes an active role in the trading of fixed income securities in all of the regions in which *Global Corporate and Investment Banking* transacts business and is a primary dealer in the U.S. as well as in several international locations.

Global Investment Banking

(Dollars in millions)	2001	2000
Net interest income	$ 1,693	$ 1,125
Noninterest income	3,153	3,007
Total revenue	4,846	4,132
Provision for credit losses	26	43
Cash basis earnings	932	778
Shareholder value added	512	374
Cash basis efficiency ratio	69.9%	72.6%

- Total revenue grew $714 million, or 17 percent, in 2001 primarily due to higher trading-related revenue.
  - Net interest income grew $568 million, or 51 percent, as a result of higher trading-related activities.
  - Higher investment and brokerage services income and investment banking income more than offset a decrease in other income, resulting in noninterest income growth of five percent. Investment banking income increased $67 million as strong fixed income originations were partially offset by weaker demand in syndications, equity underwriting and advisory services.
- Cash basis earnings increased $154 million, or 20 percent, in 2001, as revenue growth was partially offset by an increase in noninterest expense.
  - The $390 million, or 13 percent, increase in noninterest expense was primarily due to higher market-related incentives and other expenses in line with revenue growth.

Global Credit Products

Global Credit Products provides credit and lending services and includes the corporate industry-focused portfolio, leasing and project finance.

Global Credit Products

(Dollars in millions)	2001	2000
Net interest income	$ 2,181	$1,993
Noninterest income	664	678
Total revenue	2,845	2,671
Provision for credit losses	1,265	764
Cash basis earnings	766	887
Shareholder value added	(127)	(208)
Cash basis efficiency ratio	20.6%	23.5%

- Total revenue increased $174 million, or seven percent, in 2001 compared to 2000.
  - Net interest income increased $188 million, or nine percent, compared to the prior year as lower funding costs offset the impact of lower commercial loan levels.
  - Noninterest income declined $14 million, or two percent, primarily due to declines in the leasing portfolio, partially offset by an increase in trading account profits.
- Cash basis earnings declined $121 million, or 14 percent, primarily due to an increase in the provision for credit losses, partially offset by the increase in revenue and a tax benefit of $93 million in the fourth quarter of 2001 related to the funding of SSI.
  - The provision for credit losses increased $501 million, or 66 percent, driven by credit quality deterioration in the commercial – domestic loan portfolio. Net charge-offs included $210 million in charge-offs related to Enron Corporation.
- Shareholder value added increased $81 million as the decline in cash basis earnings was offset by lower capital, reflecting the continued efforts to reduce corporate loan levels and exit less profitable relationships.

Global Treasury Services

Global Treasury Services provides the technology, strategies and integrated solutions to help financial institutions, government agencies and public and private companies manage their operations and cash flows on a local, regional, national and global level.

Global Treasury Services

(Dollars in millions)	2001	2000
Net interest income	$ 718	$ 607
Noninterest income	822	759
Total revenue	1,540	1,366
Provision for credit losses	(16)	(56)
Cash basis earnings	324	232
Shareholder value added	259	170
Cash basis efficiency ratio	67.4%	77.6%

- Revenue increased $174 million, or 13 percent, with increases in both net interest income and noninterest income in 2001.
  - Net interest income increased $111 million, or 18 percent, primarily due to deposit growth and lower funding costs.
  - Noninterest income increased $63 million, or eight percent, due to an increase in corporate service charges as customers chose to pay service charges rather than maintain excess deposit balances in the lower rate environment.
- Cash basis earnings increased $92 million, or 40 percent, in 2001 driven primarily by the growth in revenue.

Equity Investments

Equity Investments includes Principal Investing, which is comprised of a diversified portfolio of investments in companies at all stages of the business cycle, from start up to buyout. Investments are made on both a direct and indirect basis in the U.S. and overseas. Direct investing activity focuses on playing an active role in the strategic and financial direction of the portfolio company as well as providing broad business experience and access to the Corporation's global resources. Indirect investments represent passive limited partnership stakes in funds managed by experienced third party private equity investors who act as general partners. *Equity Investments* also includes the Corporation's strategic technology and alliances investment portfolio.

Equity Investments

(Dollars in millions)	2001	2000
Net interest income	$ (151)	$ (139)
Noninterest income	183	1,007
Total revenue	32	868
Provision for credit losses	8	4
Cash basis earnings	(84)	472
Shareholder value added	(363)	241
Cash basis efficiency ratio	n/m	11.7%

n/m = not meaningful

- In 2001, both revenue and cash basis earnings decreased substantially primarily due to lower equity investment gains.
  - Equity investment gains decreased $763 million to $230 million, with $50 million in Principal Investing and $180 million in the strategic investments portfolio. Principal Investing recorded cash gains of $425 million, offset by impairment charges of $335 million, of which $245 million occurred in the fourth quarter of 2001, and fair value adjustment losses of $40 million. Equity investment gains in the strategic investments portfolio included $140 million in the first quarter of 2001 related to the sale of an interest in the Star Systems ATM network.
  - Net interest income consists primarily of the funding cost associated with the carrying value of investments.

- Shareholder value added declined $604 million reflecting the decline in cash basis earnings and an increase in capital driven by an increase in the level of equity investments and unused commitments.

Results of Operations

Net Interest Income

An analysis of the Corporation's net interest income on a taxable-equivalent basis and average balance sheet for the last three years and most recent five quarters is presented in Tables Four and Twenty-Six, respectively. The changes in net interest income from year to year are analyzed in Table Five.

As reported, net interest income on a taxable-equivalent basis increased $2.0 billion to $20.6 billion in 2001 compared to 2000. Management also reviews "core net interest income," which adjusts reported net interest income for the impact of trading-related activities, securitizations, asset sales and divestitures, excluding balance sheet portfolios used to manage interest rate risk. For purposes of internal analysis, management combines trading-related net interest income with trading account profits, as discussed in the "Noninterest Income" section on page 46, as trading strategies are typically evaluated based on total revenue. Noninterest income, rather than net interest income, is recorded for assets that have been securitized as the Corporation takes on the role of servicer and records servicing income, and gains and losses on securitizations, where appropriate.

Table Three below provides a reconciliation of net interest income on a taxable-equivalent basis presented in Table Four to core net interest income for the year ended December 31:

Table 3 Net Interest Income

(Dollars in millions)	**2001**	2000	Change
Net interest income			
As reported[1]	**$ 20,633**	$ 18,671	10.5%
Less: Trading-related net interest income	**(1,566)**	(1,023)	
Add: Impact of securitizations, asset sales and divestitures	**65**	7	
Core net interest income	**$ 19,132**	$ 17,655	8.4%
Average earning assets			
As reported	**$ 560,316**	$583,467	(4.0)%
Less: Trading-related earning assets	**(125,263)**	(113,551)	
Add: Earning assets securitized, sold and divested	**3,616**	641	
Core average earning assets	**$438,669**	$470,557	(6.8)%
Net interest yield on earning assets[1,2]			
As reported	**3.68%**	3.20%	48bp
Add: Impact of trading-related activities	**0.69**	0.55	14
Impact of securitizations, asset sales and divestitures	**(0.01)**	–	(1)
Core net interest yield on earning assets	**4.36%**	3.75%	61bp

(1) Net interest income is presented on a taxable-equivalent basis.
(2) bp denotes basis points; 100 bp equals 1%.

Core net interest income on a taxable-equivalent basis was $19.1 billion in 2001 compared to $17.7 billion in 2000, an increase of $1.5 billion. The increase in core net interest income was driven by changes in interest rates and the effect of portfolio repositioning, higher levels of core funding and a favorable change in managed loan mix, partially offset by the impact of the money market deposit pricing initiative and the decrease in auto lease financing contributions. The higher levels of core funding reflected a $14.9 billion increase in average customer-based deposits and a $1.5 billion increase in average shareholders' equity.

Core average earning assets were $438.7 billion in 2001, a decrease of $31.9 billion, compared to $470.6 billion in 2000, primarily reflecting reduced securities levels and average managed commercial loan balances partially offset by growth in average managed consumer loan levels. Falling interest rates in 2001 allowed the Corporation to shed lower yielding assets and reposition its balance sheet to take advantage of a steepened yield curve. Average managed consumer loans increased eight percent led by growth in residential mortgages, bankcard receivables and home equity lines. Average managed commercial loans decreased eight percent, reflecting continuing efforts to reduce corporate loan levels and exit less profitable relationships. Loan growth is dependent on economic conditions and the management of borrower, industry, product and geographic concentrations.

The core net interest yield increased 61 basis points to 4.36 percent in 2001 compared to 3.75 percent in 2000, mainly due to the effects of changes in interest rates and portfolio repositioning, higher levels of core funding and a favorable change in managed loan mix.

Table 4 Average Balances and Interest Rates – Taxable-Equivalent Basis

(Dollars in millions)	2001 Average Balance	2001 Interest Income/Expense	2001 Yield/Rate
Earning assets			
Time deposits placed and other short-term investments	$ 6,723	$ 318	4.73%
Federal funds sold and securities purchased under agreements to resell	35,202	1,414	4.02
Trading account assets	66,418	3,653	5.50
Securities(1)	60,372	3,761	6.23
Loans and leases(2):			
Commercial – domestic	133,569	9,879	7.40
Commercial – foreign	26,492	1,567	5.90
Commercial real estate – domestic	24,607	1,700	6.91
Commercial real estate – foreign	348	20	6.08
Total commercial	185,016	13,166	7.12
Residential mortgage	81,472	5,920	7.27
Home equity lines	22,013	1,625	7.38
Direct/Indirect consumer	39,528	3,025	7.65
Consumer finance	18,555	1,683	9.07
Bankcard	16,641	1,879	11.29
Foreign consumer	2,222	127	5.80
Total consumer	180,431	14,259	7.90
Total loans and leases	365,447	27,425	7.50
Other earning assets	26,154	2,065	7.90
Total earning assets(3)	560,316	38,636	6.90
Cash and cash equivalents	22,542		
Other assets, less allowance for credit losses	66,689		
Total assets	$649,547		
Interest-bearing liabilities			
Domestic interest-bearing deposits:			
Savings	$ 20,208	213	1.05
NOW and money market deposit accounts	114,657	2,498	2.18
Consumer CDs and IRAs	74,458	3,853	5.17
Negotiable CDs, public funds and other time deposits	5,848	290	4.96
Total domestic interest-bearing deposits	215,171	6,854	3.19
Foreign interest-bearing deposits(4):			
Banks located in foreign countries	23,397	1,053	4.49
Governments and official institutions	3,615	152	4.21
Time, savings and other	22,940	827	3.62
Total foreign interest-bearing deposits	49,952	2,032	4.07
Total interest-bearing deposits	265,123	8,886	3.35
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	92,476	4,167	4.51
Trading account liabilities	29,995	1,155	3.85
Long-term debt(5)	69,622	3,795	5.45
Total interest-bearing liabilities(6)	457,216	18,003	3.94
Noninterest-bearing sources:			
Noninterest-bearing deposits	97,529		
Other liabilities	46,124		
Shareholders' equity	48,678		
Total liabilities and shareholders' equity	$649,547		
Net interest spread			2.96
Impact of noninterest-bearing sources			.72
Net interest income/yield on earning assets		$ 20,633	3.68%

(1) The average balance and yield on securities are based on the average of historical amortized cost balances.
(2) Nonperforming loans are included in the respective average loan balances. Income on such nonperforming loans is recognized on a cash basis.
(3) Interest income includes taxable-equivalent basis adjustments of $343, $322 and $215 in 2001, 2000 and 1999, respectively. Interest income also includes the impact of risk management interest rate contracts, which increased (decreased) interest income on the underlying assets $978, $(48) and $306 in 2001, 2000 and 1999, respectively. These amounts were substantially offset by corresponding decreases or increases in the income earned on the underlying assets. For further information on interest rate contracts, see "Asset and Liability Management Activities" beginning on page 67.
(4) Primarily consists of time deposits in denominations of $100,000 or more.
(5) Long-term debt includes trust preferred securities.
(6) Interest expense includes the impact of risk management interest rate contracts, which (increased) decreased interest expense on the underlying liabilities $63, $(36) and $116 in 2001, 2000, and 1999, respectively. These amounts were substantially offset by corresponding decreases or increases in the interest paid on the underlying liabilities. For further information on interest rate contracts, see "Asset and Liability Management Activities" beginning on page 67.

2000			1999		
Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
$ 4,863	$ 336	6.91%	$ 5,268	$ 295	5.59%
42,021	2,354	5.60	32,252	1,666	5.17
48,938	2,751	5.62	39,206	2,102	5.36
84,211	5,111	6.07	80,127	4,811	6.00
148,168	12,025	8.12	138,339	10,112	7.31
29,316	2,114	7.21	29,374	1,897	6.46
25,878	2,299	8.88	25,533	2,115	8.28
304	27	8.87	294	25	8.76
203,666	16,465	8.08	193,540	14,149	7.31
91,091	6,754	7.41	78,948	5,667	7.18
19,492	1,748	8.97	16,152	1,268	7.85
41,476	3,446	8.31	42,274	3,469	8.21
24,395	2,160	8.85	18,752	1,670	8.91
10,279	1,241	12.07	9,778	1,134	11.59
2,223	195	8.77	3,339	316	9.45
188,956	15,544	8.23	169,243	13,524	7.99
392,622	32,009	8.15	362,783	27,673	7.63
10,812	926	8.57	11,875	881	7.41
583,467	43,487	7.45	531,511	37,428	7.04
24,766			25,766		
63,340			59,561		
$671,573			$616,838		
$ 23,452	314	1.34	$ 23,655	300	1.27
99,927	2,941	2.94	98,649	2,374	2.41
77,409	4,205	5.43	74,010	3,534	4.78
7,626	481	6.31	6,646	361	5.44
208,414	7,941	3.81	202,960	6,569	3.24
18,788	1,130	6.01	16,301	802	4.92
8,922	513	5.75	7,884	400	5.08
26,024	1,423	5.47	25,949	1,231	4.74
53,734	3,066	5.71	50,134	2,433	4.85
262,148	11,007	4.20	253,094	9,002	3.56
131,492	7,957	6.05	116,150	5,826	5.02
23,843	892	3.74	15,458	658	4.26
70,293	4,960	7.06	57,574	3,600	6.25
487,776	24,816	5.09	442,276	19,086	4.32
91,146			88,654		
45,519			39,307		
47,132			46,601		
$671,573			$616,838		
		2.36			2.72
		.84			.73
	$ 18,671	3.20%		$18,342	3.45%

Table 5 Analysis of Changes in Net Interest Income – Taxable-Equivalent Basis

(Dollars in millions)	From 2000 to 2001 Due to Change in[1] Volume	Rate	Net Change	From 1999 to 2000 Due to Change in[1] Volume	Rate	Net Change
Increase (decrease) in interest income						
Time deposits placed and other short-term investments	$ 129	$ (147)	$ (18)	$ (23)	$ 64	$ 41
Federal funds sold and securities purchased under agreements to resell	(383)	(557)	(940)	506	182	688
Trading account assets	982	(80)	902	521	128	649
Securities	(1,446)	96	(1,350)	242	58	300
Loans and leases:						
Commercial – domestic	(1,179)	(967)	(2,146)	719	1,194	1,913
Commercial – foreign	(204)	(343)	(547)	(3)	220	217
Commercial real estate – domestic	(114)	(485)	(599)	28	156	184
Commercial real estate – foreign	4	(11)	(7)	2	–	2
Total commercial			(3,299)			2,316
Residential mortgage	(717)	(117)	(834)	873	214	1,087
Home equity lines	227	(350)	(123)	262	218	480
Direct/Indirect consumer	(161)	(260)	(421)	(64)	41	(23)
Consumer finance	(518)	41	(477)	504	(14)	490
Bankcard	768	(130)	638	57	50	107
Foreign consumer	–	(68)	(68)	(106)	(15)	(121)
Total consumer			(1,285)			2,020
Total loans and leases			(4,584)			4,336
Other earning assets	1,315	(176)	1,139	(80)	125	45
Total interest income			(4,851)			6,059
Increase (decrease) in interest expense						
Domestic interest-bearing deposits:						
Savings	(43)	(58)	(101)	(2)	16	14
NOW and money market deposit accounts	430	(873)	(443)	34	533	567
Consumer CDs and IRAs	(162)	(190)	(352)	166	505	671
Negotiable CDs, public funds and other time deposits	(112)	(79)	(191)	54	66	120
Total domestic interest-bearing deposits			(1,087)			1,372
Foreign interest-bearing deposits:						
Banks located in foreign countries	276	(353)	(77)	122	206	328
Governments and official institutions	(305)	(56)	(361)	53	60	113
Time, savings and other	(168)	(428)	(596)	3	189	192
Total foreign interest-bearing deposits			(1,034)			633
Total interest-bearing deposits			(2,121)			2,005
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	(2,362)	(1,428)	(3,790)	775	1,356	2,131
Trading account liabilities	230	33	263	358	(124)	234
Long-term debt	(45)	(1,120)	(1,165)	793	567	1,360
Total interest expense			(6,813)			5,730
Net increase in net interest income			$ 1,962			$ 329

(1) The changes for each category of interest income and expense are divided between the portion of change attributable to the variance in volume or rate for that category. The change in rate/volume variance has been allocated to the rate variance.

Noninterest Income

As presented in Table Six, noninterest income decreased $234 million to $14.3 billion in 2001 from the comparable 2000 period. The decrease in noninterest income reflects the increases in service charges, card income, investment and brokerage services, mortgage banking income and investment banking income being offset by a sharp decline in equity investment gains as well as declines in other income and trading account profits.

Table 6 Noninterest Income

(Dollars in millions)	2001	2000	Increase/(Decrease) Amount	Percent
Consumer service charges	**$ 2,866**	$ 2,654	$ 212	8.0%
Corporate service charges	**2,078**	1,889	189	10.0
Total service charges	**4,944**	4,543	401	8.8
Consumer investment and brokerage services	**1,546**	1,466	80	5.5
Corporate investment and brokerage services	**566**	463	103	22.2
Total investment and brokerage services	**2,112**	1,929	183	9.5
Mortgage banking income	**593**	512	81	15.8
Investment banking income	**1,579**	1,512	67	4.4
Equity investment gains	**291**	1,054	(763)	(72.4)
Card income	**2,421**	2,229	192	8.6
Trading account profits(1)	**1,842**	1,923	(81)	(4.2)
Other income	**566**	880	(314)	(35.7)
Total	**$14,348**	$14,582	$(234)	(1.6)%

(1) Trading account profits in 2001 included the $83 million SFAS 133 transition adjustment net loss. The components of the transition adjustment by segment were a gain of $4 million for Consumer and Commercial Banking, a gain of $19 million for Global Corporate and Investment Banking and a loss of $106 million for Corporate Other.

The following section discusses the noninterest income results of the Corporation's four business segments. For additional business segment information, see "Business Segment Operations" beginning on page 36.

Consumer and Commercial Banking

- Noninterest income for *Consumer and Commercial Banking* increased $652 million to $8.0 billion in 2001 from the comparable 2000 period, driven by increased service charges, higher card income and strong mortgage banking revenue.
  - Service charges include deposit account service charges, non-deposit service charges and fees and bankers' acceptances and letters of credit fees. Service charges increased $321 million to $3.8 billion in 2001 due to an increase in both consumer and corporate service charges. Consumer service charges increased $204 million primarily due to higher business volumes. Corporate service charges increased $117 million as corporate customers chose to pay higher fees rather than maintain excess deposit balances in the lower rate environment.
  - Card income includes interchange income, credit and debit card fees and merchant discount fees. Card income increased $192 million to $2.4 billion primarily due to new account growth in both credit and debit card and increased purchase volume on existing accounts. Growth in income for the core portfolio is being generated through traditional marketing channels, expanding relationships with existing customers and leveraging the banking center network. Card income includes activity from the securitized portfolio of $193 million and $209 million in 2001 and 2000, respectively. This amount represents residual income which consists of revenues from the securitized credit card portfolio offset by charge-offs and interest expense paid to the bondholders.
  - Mortgage banking revenue increased $246 million to $758 million in 2001 and was comprised of mortgage banking income of $593 million and trading account profits of $165 million. The amount recorded in trading account profits represents the net mark-to-market adjustments on certain mortgage banking assets and the related derivative instruments. The increase in mortgage banking revenue in 2001 primarily reflected higher origination activity, increased gains on loan sales to the secondary market and favorable net mark-to-market adjustments included in trading account profits. These increases were partially offset by increased prepayments on mortgage loans as a result of the declining interest rate environment. The average managed portfolio of mortgage loans serviced increased $6.1 billion to $334.8 billion in 2001 compared to the same period in 2000. Total production of first mortgage loans originated through the Corporation increased $30.6 billion to $82.4 billion in 2001, reflecting a significant increase in refinancings as a result of declining interest rates. First mortgage loan origination volume was composed of approximately $49.6 billion of retail loans and $32.8 billion of correspondent and wholesale loans in 2001. Retail first mortgage origination volume increased to 60 percent of total volume in 2001 from 42 percent in 2000. The Corporation made a strategic decision to exit the correspondent loan origination channel during the second quarter of 2001. The Corporation's decision to exit the correspondent business was based upon its overall strategy to focus on businesses with greater potential to deepen and expand customer relationships and with higher potential returns.

Asset Management

- Noninterest income for *Asset Management* decreased $68 million to $1.7 billion in 2001 compared to the same period in 2000. The decrease was primarily attributable to a decline in other income, partially offset by increased income from investment and brokerage services.
  - Income from investment and brokerage services includes personal and institutional asset management fees and brokerage income. Income from investment and brokerage services increased $45 million to $1.6 billion in 2001 compared to the same period in 2000. This increase was largely due to new asset management business and the completed acquisition of Marsico being offset by lower broker activity due to decreased trade volume.

Global Corporate and Investment Banking

- Noninterest income for *Global Corporate and Investment Banking* increased $195 million to $4.6 billion in 2001 compared to the same period in 2000. The increase was primarily due to increases in investment and brokerage services, corporate service charges, trading account profits and investment banking income, partially offset by a decline in other income.
  - Corporate service charges increased $72 million to $1.1 billion in 2001, primarily driven by corporate customers opting to pay service charges rather than maintain excess deposit balances in the lower rate environment.
  - Trading account profits, as reported in the Consolidated Statement of Income, does not include the net interest income recognized on interest-earning and interest-bearing trading positions or the related funding charge or benefit. Trading account profits as well as trading-related net interest income ("trading-related revenue") are presented in the following table as they are both considered in evaluating the overall profitability of the Corporation's trading positions.

    Trading-related revenue increased $620 million to $3.4 billion in 2001, due to a $543 million increase in the net interest margin and a $77 million increase in trading account profits. Increases in the fixed income, interest rate and commodities contract categories were partially offset by a decrease in equities and equity derivatives contracts. Fixed income showed the largest increase, up $483 million, or 129 percent, primarily attributable to an increase in market liquidity which resulted from a lower interest rate environment, as well as tightening of credit spreads. Revenue from interest rate contracts increased $198 million to $893 million reflecting a more volatile rate environment as well as an increase in customer flow as customers sought to lock in lower rates. Commodities contracts increased $102 million to $172 million, attributable to market volatility and increased customer flow. Foreign exchange revenue increased $5 million to $541 million. Income from equities and equity derivatives contracts decreased $168 million to $920 million, due to a slowdown in customer activity in the market. Trading account profits in 2001 included a $19 million transition adjustment gain resulting from the adoption of SFAS 133.

Trading-related Revenue in Global Corporate and Investment Banking

(Dollars in millions)	2001	2000
Trading account profits	$ 1,818	$ 1,741
Net interest income	1,566	1,023
Total trading-related revenue	$3,384	$2,764
Trading-related revenue by product		
Foreign exchange contracts	$ 541	$ 536
Interest rate contracts	893	695
Fixed income	858	375
Equities and equity derivatives	920	1,088
Commodities	172	70
Total trading-related revenue	$3,384	$2,764

  - Investment banking income increased $67 million to $1.6 billion in 2001. Increases in securities underwriting and other investment banking income were offset by declines in syndications and advisory fees. Securities underwriting fees increased $177 million to $797 million from strong growth in high grade and high yield origination which was offset by lower equity underwriting. Syndication fees decreased $119 million to $402 million in 2001 as a result of fewer deals in the marketplace. A sluggish market for advisory services drove a decline in fees of $22 million to $276 million in 2001. Investment banking income by major activity follows:

Investment Banking Income

(Dollars in millions)	2001	2000
Securities underwriting	$ 797	$ 620
Syndications	402	521
Advisory services	276	298
Other	104	73
Total	$1,579	$1,512

Equity Investments

- Noninterest income for *Equity Investments* decreased $824 million to $183 million in 2001 compared to the same period in 2000. This decrease resulted from a sharp decline in equity investment gains driven by weaker equity markets.
  - Equity investment gains decreased $763 million to $230 million, with $50 million in Principal Investing and $180 million in the strategic investments portfolio. Principal Investing recorded cash gains of $425 million, offset by impairment charges of $335 million, of which $245 million occurred in the fourth quarter of 2001, and fair value adjustment losses of $40 million. Equity investment gains in the strategic investments portfolio included a gain of $140 million in the first quarter of 2001 related to the sale of an interest in the Star Systems ATM network.

Provision for Credit Losses

The provision for credit losses totaled $3.9 billion for the year ended December 31, 2001 compared to $2.5 billion in 2000, excluding the impact of charges related to the exit of the subprime real estate lending business. The increase in the provision for credit losses from last year was primarily due to an increase in net charge-offs, which included $210 million in charge-offs in the fourth quarter of 2001 related to Enron Corporation. Additional provision expense was also recorded in 2001 to increase the allowance for credit losses due to deterioration in credit quality and the overall uncertainty in the economy. Excluding the impact of subprime real estate exit-related charges, the provision for credit losses for 2001 was $283 million in excess of net charge-offs. Total net charge-offs, excluding the impact of exit-related charges, were $3.6 billion for the year ended December 31, 2001 compared to $2.4 billion in 2000. This increase was due to higher charge-offs in the commercial – domestic portfolio due to a deterioration in credit quality stemming from the weak economic environment. Bankcard charge-offs also increased due to growth in the portfolio, an increase in personal bankruptcy filings and a weaker economic environment.

An exit-related provision for credit losses of $395 million, combined with an existing allowance for credit losses of $240 million, was used to write down the subprime real estate loan portfolio to estimated market value in the third quarter of 2001. This resulted in charge-offs of $635 million in the consumer finance loan portfolio. Including the exit impact, the provision for credit losses totaled $4.3 billion and total net charge-offs were $4.2 billion for the year ended December 31, 2001.

For additional information on the allowance for credit losses, certain credit quality ratios and credit quality information on specific loan categories, see the "Credit Risk Management and Credit Portfolio Review" section beginning on page 54.

Noninterest Expense

As presented in Table Seven, the Corporation's noninterest expense increased $2.1 billion to $20.7 billion in 2001. This increase in noninterest expense was driven by business exit costs, higher other general operating expense, personnel, professional fees, data processing and marketing, reflecting investments in growth businesses such as e-commerce, Asset Management and card and payment businesses.

Table 7 Noninterest Expense

	2001		2000		Increase/(Decrease)	
(Dollars in millions)	Amount	Percent[1]	Amount	Percent[1]	Amount	Percent
Personnel	**$ 9,829**	**28.1%**	$ 9,400	28.2%	$ 429	4.6%
Occupancy	**1,774**	**5.1**	1,682	5.0	92	5.5
Equipment	**1,115**	**3.2**	1,173	3.5	(58)	(4.9)
Marketing	**682**	**1.9**	621	1.9	61	9.8
Professional fees	**564**	**1.6**	452	1.4	112	24.8
Amortization of intangibles	**878**	**2.5**	864	2.6	14	1.6
Data processing	**776**	**2.2**	667	2.0	109	16.3
Telecommunications	**484**	**1.4**	527	1.6	(43)	(8.2)
Other general operating	**2,687**	**7.7**	2,114	6.4	573	27.1
General administrative and other	**615**	**1.8**	583	1.8	32	5.5
Business exit costs	**1,305**	**3.7**	–	–	1,305	n/m
Restructuring charges	**–**	**–**	550	1.7	(550)	n/m
Total	**$20,709**	**59.2%**	$18,633	56.0%	$2,076	11.1%

[1] Percent of net interest income on a taxable-equivalent basis and noninterest income.

- Personnel expense increased $429 million to $9.8 billion in 2001, primarily due to a severance charge of $150 million in the fourth quarter of 2001 related to ongoing efficiency improvement programs, higher revenue-related incentive compensation and increased salaries expense. The Corporation had approximately 143,000 full-time equivalent employees at both December 31, 2001 and 2000.
- Marketing expense increased $61 million to $682 million for 2001, primarily due to the Corporation's national brand-building campaign and higher card marketing in *Consumer and Commercial Banking.*
- Professional fees increased $112 million to $564 million for 2001, primarily reflecting higher consulting and other professional fees due to an increase in initiatives related to the Corporation's strategy to improve customer satisfaction, the launch of a company-wide Six Sigma quality and productivity program and implementation of a new integrated business planning process.
- Data processing expense increased $109 million to $776 million for 2001, primarily due to higher outsourced processing expense as a result of the outsourcing of personnel services and higher item processing and check clearing expenses.
- Other general operating expense increased $573 million to $2.7 billion in 2001, reflecting $334 million in litigation expenses in the fourth quarter of 2001 related to small settlements and an addition to the legal reserve to cover increased exposure to existing litigation, foreclosed properties expense in *Corporate Other* and other miscellaneous expenses throughout the Corporation.

- On August 15, 2001, the Corporation announced that it was exiting its auto leasing and subprime real estate lending businesses. As a result of this strategic decision, the Corporation recorded pre-tax business exit costs in the third quarter of 2001 of $1.3 billion in noninterest expense. Business exit costs consisted of goodwill write-offs of $685 million, auto lease residual charges of $400 million, real estate servicing asset charges of $145 million and other transaction costs of $75 million.
- As part of its productivity and investment initiatives announced on July 28, 2000, the Corporation recorded a pre-tax charge of $550 million in the third quarter of 2000. Of the $550 million restructuring charge, approximately $475 million was used to cover severance and related costs and approximately $75 million was used for other costs related to process change and channel consolidation. At December 31, 2001, the reserve had been substantially utilized.

Income Taxes

The Corporation's income tax expense for 2001 was $3.3 billion for an effective tax rate of 32.9 percent and for 2000 was $4.3 billion for an effective tax rate of 36.2 percent. The decrease in the effective tax rate for 2001 was due primarily to a fourth quarter tax benefit of $418 million. The tax benefit, which resulted in a 17 percent effective tax rate for the fourth quarter of 2001, was generated as a result of the Corporation's realignment of certain problem loan management activities into a wholly-owned subsidiary. This tax benefit was partially offset by the portion of goodwill write-off included in business exit costs recorded during 2001 that is not deductible for federal or state income tax purposes. Note Seventeen of the consolidated financial statements includes a reconciliation of expected federal income tax expense computed using the federal statutory rate of 35 percent to actual income tax expense.

Balance Sheet Review

The Corporation utilizes an integrated approach in managing its balance sheet. The following summary discusses various aspects of both on- and off-balance sheet positions as of December 31, 2001 and 2000 and for the years then ended.

Cash and Cash Equivalents

At December 31, 2001, cash and cash equivalents were $26.8 billion, a decrease of $676 million from December 31, 2000. During 2001, net cash used in operating activities was $12.8 billion, net cash provided by investing activities was $37.6 billion and net cash used in financing activities was $25.3 billion. For further information on cash flows, see the Consolidated Statement of Cash Flows of the consolidated financial statements.

Securities

The securities portfolio serves a primary role in the Corporation's balance sheet management activities. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity requirements and on- and off-balance sheet positions.

The average securities portfolio in 2001 decreased $23.8 billion to $60.4 billion due to significant reductions in the portfolio in early 2001. As a percentage of total uses of funds, the average securities portfolio decreased by four percent to nine percent in 2001.

The securities portfolio at December 31, 2001 consisted of available-for-sale securities totaling $84.5 billion compared to $64.7 billion at December 31, 2000. The increase in available-for-sale securities was concentrated in the mortgage-backed securities portfolio and was primarily a result of loans securitized during the year and subsequently held in the portfolio. The reduction in the U.S. Treasury securities and agency debentures in the available-for-sale portfolio was driven by portfolio repositioning during the year. The estimated average duration of the available-for-sale securities portfolio was 3.34 years at December 31, 2001 compared to 4.13 years at December 31, 2000.

The valuation allowance for available-for-sale and marketable equity securities is included in shareholders' equity. At December 31, 2001, the valuation allowance consisted of net unrealized losses of $480 million, net of related income taxes of $311 million. At December 31, 2000, the valuation allowance reflected net unrealized losses of $560 million, net of related income taxes of $330 million.

Held-to-maturity securities totaled $1.0 billion at December 31, 2001 compared to $1.2 billion at December 31, 2000. At December 31, 2001 and 2000, the market value of the Corporation's held-to-maturity securities reflected pre-tax net unrealized losses of $40 million and $54 million, respectively.

Gains on sales of securities were $475 million in 2001 compared to $25 million in 2000. The majority of the gains were realized in the fourth quarter of 2001 as the Corporation reduced its risk of slower prepayments in the securities portfolio through sales of mortgage-backed securities in anticipation of rising interest rates. See Note Three of the consolidated financial statements for further details on securities.

Loans and Leases

As presented in Table Four, average loans and leases, the Corporation's primary use of funds, decreased $27.2 billion to $365.4 billion in 2001. This decline was primarily due to a decrease in consumer finance loans as the Corporation exited the subprime real estate lending business and a decline in commercial loans as the Corporation continued efforts to reduce corporate loan levels and exit less profitable relationships. The Corporation also reviews loans on a managed basis, which adjusts for securitizations, sales and divestitures. Average managed loans and leases decreased $1.2 billion to $378.7 billion in 2001. This decrease was primarily due to lower average managed commercial loan levels, partially offset by growth in average managed consumer loans. See Note Eight of the consolidated financial statements for additional information on managed loans.

Average managed commercial loans decreased $15.3 billion to $187.2 billion in 2001. The commercial – domestic portfolio decreased $12.2 billion to $135.8 billion, reflecting aggressive paydowns precipitated by falling interest rates and continuing efforts to exit less profitable relationships. The commercial – foreign portfolio declined $2.4 billion to $26.5 billion primarily due to paydowns on customer balances.

Average managed consumer loans increased eight percent in 2001, reflecting increases throughout the consumer loan portfolios. Average managed residential mortgages increased $4.6 billion to $84.0 billion due to strong growth in branch-originated products. Average managed bankcard loans increased $4.4 billion to $24.6 billion due to an increase in new business volume and slower balance paydowns. Average managed home equity lines increased $2.5 billion to $22.0 billion, due to the impact of new marketing programs implemented in mid 2000. Average managed consumer finance loans increased $2.3 billion to $18.6 billion, and average managed direct/indirect consumer loans increased $308 million to $40.1 billion.

A significant source of liquidity for the Corporation is the repayments and maturities of loans. Table Eight presents the contractual maturity distribution and interest sensitivity of selected loan categories at December 31, 2001, and indicates that approximately 44 percent of the selected loans had maturities of one year or less. The securitization and sale of certain loans and the use of loans as collateral in asset-backed financing arrangements are also sources of liquidity.

Table 8 Selected Loan Maturity Data[1]

	December 31, 2001			
(Dollars in millions)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total
Commercial – domestic	$42,536	$47,058	$21,382	$110,976
Commercial real estate – domestic	2,888	5,905	3,374	12,167
Construction real estate – domestic	5,748	3,963	393	10,104
Foreign[2]	16,389	3,538	1,408	21,335
Total selected loans	$67,561	$60,464	$26,557	$154,582
Percent of total	43.7%	39.1%	17.2%	100.0%
Cumulative percent of total	43.7	82.8	100.0	
Sensitivity of loans to changes in interest rates for loans due after one year:				
Fixed interest rates		$ 8,821	$12,648	$ 21,469
Floating or adjustable interest rates		51,643	13,909	65,552
Total		$60,464	$26,557	$ 87,021

(1) Loan maturities are based on the remaining maturities under contractual terms.
(2) Loan maturities include consumer and commercial foreign loans.

Deposits

Table Four provides information on the average amounts of deposits and the rates paid by deposit category. Through the Corporation's diverse retail banking network, deposits remain a primary source of funds for the Corporation. Average deposits increased $9.4 billion to $362.7 billion in 2001 due to a $6.8 billion increase in average domestic interest-bearing deposits and a $6.4 billion increase in average total noninterest-bearing deposits, partially offset by a $3.8 billion decrease in average foreign interest-bearing deposits. Average core deposits, which exclude negotiable CDs, public funds, other domestic time deposits, and foreign interest-bearing deposits, increased $14.9 billion to $306.9 billion in 2001. The increase in average core deposits was primarily driven by an increase in money market savings accounts and noninterest-bearing deposits, partially offset by a decline in CDs and savings accounts. The increase in money market savings accounts was driven by the Corporation's deposit pricing initiative to offer more competitive money market savings rates. As a percentage of total sources of funds, average core deposits increased by four percent to 47 percent in 2001. At December 31, 2001, core deposits exceeded loans and leases. See Note Nine of the consolidated financial statements for further details on deposits.

Short-Term Borrowings

The Corporation uses short-term borrowings as a funding source and in its management of interest rate risk. Table Nine presents the categories of short-term borrowings.

During 2001, total average short-term borrowings decreased $39.0 billion to $92.5 billion from $131.5 billion in 2000. This decline was primarily due to decreases in repurchase agreements, short-term notes payable and commercial paper driven by lower funding needs.

Table 9 Short-Term Borrowings

(Dollars in millions)	2001 Amount	2001 Rate	2000 Amount	2000 Rate	1999 Amount	1999 Rate
Federal funds purchased						
At December 31	$ 5,487	1.45%	$ 4,612	5.92%	$ 4,806	3.04%
Average during year	6,267	3.99	4,506	6.44	5,835	5.03
Maximum month-end balance during year	8,718	–	7,149	–	8,311	–
Securities sold under agreements to repurchase						
At December 31	42,240	1.25	44,799	6.26	69,755	4.12
Average during year	54,826	4.01	79,217	5.93	73,242	4.89
Maximum month-end balance during year	70,674	–	90,062	–	83,046	–
Commercial paper						
At December 31	1,558	1.99	6,955	6.54	7,331	5.83
Average during year	4,156	4.91	9,645	6.41	7,610	5.17
Maximum month-end balance during year	7,410	–	10,762	–	8,379	–
Other short-term borrowings						
At December 31	20,659	2.13	35,243	5.97	40,340	5.18
Average during year	27,227	5.56	38,124	6.18	29,463	5.30
Maximum month-end balance during year	39,391	–	45,271	–	40,340	–

Long-Term Debt and Trust Preferred Securities

Long-term debt decreased $5.0 billion to $62.5 billion at December 31, 2001, from $67.5 billion at December 31, 2000. The overall decline in long-term debt reflected a decline in average assets, but was partially offset by additional issuances to maintain liquidity, repay maturing debt and fund share repurchases. During 2001, the Corporation issued, domestically and internationally, $14.9 billion in long-term senior and subordinated debt, an $8.6 billion decrease from $23.5 billion during 2000. The Corporation issued $575 million of trust preferred securities in 2001. There were no trust preferred securities issued in 2000. See Notes Ten and Eleven of the consolidated financial statements for further details on long-term debt and trust preferred securities, respectively.

Subsequent to December 31, 2001, the Corporation issued $1.7 billion of long-term senior and subordinated debt, with maturities ranging from 2007 to 2027.

Bank of America Corporation, as successor to NationsBank Corporation, announced the redemption of its 7.84 percent Trust Originated Preferred Securities issued by NB Capital Trust I and its 7.75 percent Trust Originated Preferred Securities issued by BankAmerica Capital I. The redemption date is March 15, 2002 with a redemption price of $25 per security plus accrued and unpaid distributions, if any, up to but excluding the redemption date of March 15, 2002.

Subsequent to December 31, 2001, BAC Capital Trust II, a wholly-owned grantor trust of Bank of America Corporation, issued $900 million in capital securities. The annual dividend rate is 7 percent and is paid quarterly on February 1, May 1, August 1 and November 1 of each year, commencing May 1, 2002.

The debt ratings of the Corporation and Bank of America, N.A at December 31, 2001 are reflected in the following table:

	Bank of America Corporation			Bank of America, N.A.	
	Commercial Paper	Senior Debt	Subordinated Debt	Short-Term	Long-Term
Moody's Investors Service	P-1	Aa2	Aa3	P-1	Aa1
Standard & Poor's Corporation	A-1	A+	A	A-1+	AA-
Fitch, Inc.	F-1+	AA-	A+	F-1+	AA

Debt and Lease Obligations

The Corporation has contractual obligations to make future payments on debt and lease agreements. Long-term debt, capital leases and trust preferred securities are reflected on the balance sheet, whereas, operating lease obligations for office space and equipment are not recorded on the balance sheet. These types of obligations are more fully discussed in Notes Ten and Eleven of the consolidated financial statements. Total debt and lease obligations at December 31, 2001 included:

(Dollars in millions)	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
Debt and lease obligations					
Long-term debt and capital leases[1]	$ 11,592	$ 18,781	$14,875	$ 17,248	$62,496
Trust preferred securities[1]	–	–	–	5,530	5,530
Operating lease obligations	1,174	1,994	1,413	2,528	7,109
Total debt and lease obligations	$12,766	$20,775	$16,288	$25,306	$75,135

[1] Includes principal payments only.

Credit Extension Commitments

Many of the Corporation's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded on the Corporation's balance sheet. These commitments are more fully discussed in Note Twelve of the consolidated financial statements. The table below summarizes the total unfunded credit extension, or off-balance sheet, commitment amounts by expiration date.

(Dollars in millions)	Expires in 1 year or less	Expires after 1 year through 3 years	Expires after 3 years through 5 years	Expires after 5 years	Total
Credit extension commitments					
Credit card commitments	$ 73,644	$ –	$ –	$ –	$ 73,644
Other loan commitments[1]	97,570	50,891	37,359	35,709	221,529
Standby letters of credit and financial guarantees	28,268	8,790	829	2,487	40,374
Commercial letters of credit	3,243	518	49	147	3,957
Total credit extension commitments	$202,725	$ 60,199	$ 38,237	$ 38,343	$339,504

[1] Other loan commitments include equity commitments of approximately $2.7 billion primarily related to obligations to fund existing venture capital equity investments.

Off-Balance Sheet Financing Entity Commitments

In the normal course of business, the Corporation also supports its customers' financing needs through facilitating their access to the commercial paper markets. These markets provide an attractive, lower cost financing alternative for the Corporation's customers. These customers sell assets, such as high-grade trade or other receivables or leases, to a commercial paper financing entity, which in turn issues high-grade short-term commercial paper that is collateralized by such assets. The Corporation facilitates these transactions and bills and collects fees from the financing entity for the services it provides including administration, trust services and marketing the commercial paper. In addition, the Corporation receives fees for providing liquidity and standby letters of credit or similar loss protection commitments to the financing entities. The Corporation manages its credit risk on these commitments by subjecting them to normal underwriting and risk management processes. At December 31, 2001 and 2000, the Corporation had off-balance sheet liquidity commitments and standby letters of credit and other financial guarantees to these financing entities of $36.1 billion and $27.6 billion, respectively. Substantially all of these liquidity commitments and standby letters of credit and other financial guarantees mature within one year. These amounts are included in total credit extension commitments in the table above. Net revenues earned from fees associated with these financing entities were approximately $256 million and $212 million in 2001 and 2000, respectively.

In addition, to preserve its own liquidity and control its capital position, the Corporation from time to time will seek alternative funding sources. To accomplish this, the Corporation will sell or fund assets using an off-balance sheet financing entity, which in turn, issues collateralized commercial paper or structured notes to third-party market participants. The Corporation may provide liquidity and standby letters of credit or similar loss protection commitments to the financing entity, or it may enter into a derivative with the entity whereby the Corporation assumes certain market risk. Similar to that discussed above, the Corporation receives fees for the services it provides to the financing entity, and it manages any market risk on commitments or derivatives through normal underwriting and risk management processes. Derivative activity related to these financing entities is included in Note Five of the consolidated financial statements. At December 31, 2001 and 2000, the Corporation had off-balance sheet liquidity commitments and standby letters of credit and other financial guarantees to these financing entities of $4.3 billion and $3.2 billion, respectively. Substantially all of these liquidity commitments and standby letters of credit and other financial guarantees mature within one year. These amounts are included in total credit extension commitments in the table above. Net revenues earned from fees associated with these financing entities were $49 million and $51 million in 2001 and 2000, respectively.

Because the Corporation provides liquidity and credit support to these financing entities, the Corporation's credit ratings and changes thereto will affect the borrowing cost and liquidity of these entities. In addition, significant changes in counterparty asset valuation and credit standing may also affect the liquidity of the commercial paper issuance. Further, disruption in the commercial paper markets may result in the Corporation having to fund under these commitments and letters of credit discussed above. These risks, along with all other credit and liquidity risks, are managed by the Corporation within its policies and practices. See Note One of the consolidated financial statements for an additional discussion of off-balance sheet financing entities.

Capital Resources and Capital Management

Shareholders' equity at December 31, 2001 was $48.5 billion compared to $47.6 billion at December 31, 2000, an increase of $892 million. The increase was primarily due to $3.2 billion of net earnings (net income less dividends), $1.1 billion of net gains on derivatives and $1.1 billion in common stock issued under employee plans, partially offset by the repurchase of common stock for approximately $4.7 billion. The Tier 1 Capital Ratio rose 80 basis points from December 31, 2000 to 8.30 percent. At December 31, 2001, the Corporation was classified as well-capitalized.

On December 11, 2001, the Corporation's Board of Directors (the Board) authorized a new stock repurchase program of up to 130 million shares of the Corporation's common stock at an aggregate cost of up to $10.0 billion. No shares had been repurchased under the 2001 program at December 31, 2001. The remaining buyback authority for common stock under the 2000 repurchase program totaled $2.1 billion, or two million shares. During 2001, the Corporation repurchased approximately 82 million shares of its common stock in open market repurchases at an average per-share price of $57.58, which reduced shareholders' equity by $4.7 billion and increased earnings per share by approximately $0.08 for the year ended December 31, 2001. Management anticipates it will continue to repurchase shares at least equal to shares issued under its various stock option plans. See Note Thirteen of the consolidated financial statements for additional disclosures related to the repurchase program.

On October 24, 2001, the Board approved a $0.04 per share, or seven percent, increase in the quarterly common dividend. This increase brings the common dividend to $0.60 per share for the fourth quarter of 2001 and $2.28 per share for the year ended December 31, 2001.

The regulatory capital ratios of the Corporation and Bank of America, N.A., along with a description of the components of risk-based capital, capital adequacy requirements and prompt corrective action provisions, are included in Note Fourteen of the consolidated financial statements.

Risk Management Overview

The Corporation's goal in managing risk is to produce appropriate risk-adjusted returns, reduce the wide volatility in earnings and increase shareholder value. The Corporation believes it has a governance structure and risk management approach in place in order to reach that goal. Processes are designed to align the Corporation's measures for business success with the measures for return, growth and risk. Further, these processes enable the Corporation to better communicate with its associates the corporate appetite for risk, manage sources of earnings' volatility and manage appropriate capital levels.

The Corporation manages risk by adherence to the following key principles:

- Emphasize that individual decision-making and accountability are the cornerstone.
- Include risk assessments in all business units.
- Appropriate limits, policies, procedures and measures are in place.
- Independently test, verify and evaluate controls.
- Identify and minimize the sources of earnings' volatility.
- Use SVA as a key financial measure to evaluate businesses and to direct capital.

Each of these key principles contributes to a more risk/return focused culture. Importantly, the Corporation believes SVA leads to better risk/return decisioning and to a lower risk profile. Reinforcing the cost of capital among the Corporation's business segments creates critical assessments of the Corporation's uses of capital. The cost of capital for each business is based on an assessment of its specific credit, market and operational risk.

The goal of the governance structure is to enable management to actively balance risk and return.

- The Chief Financial Officer has oversight responsibility for the soundness of the Corporation's capitalization and earnings.
- The Chief Risk Officer has enterprise-wide oversight of market, credit and operational risks.
- The business unit leaders have responsibility for meeting corporate performance objectives within the boundaries of their allocated risk position.

The Corporation manages day-to-day risk-taking through three senior executive committees. The Risk and Capital Committee determines the corporate objectives for each performance measure, allocates capital, sets aggregate risk levels and plans the use of capital. It also coordinates two committees responsible for market and credit risk. The Asset and Liability Committee reviews aggregate balance sheet exposures, including trading positions, recommends balance sheet capital allocations and recommends changes in the market risk profile. The Credit Risk Committee reviews business asset quality, portfolio management results and industry concentrations and limits.

The Board of Directors addresses risk in three ways. The Finance Committee oversees both market and credit risk through reports from the Asset and Liability Committee and the Credit Risk Committee. The Asset Quality Committee of the Board also reviews credit risk, and the Audit Committee of the Board reviews the scope and coverage of the external audit and internal audit activities.

Senior management and the Board of Directors oversight builds on the cornerstone of the Corporation's corporate governance: individual decision-making and accountability. The Corporation's corporate governance is designed so that individuals at all levels are delegated appropriate authority, take appropriate action and are accountable for actions taken. Wherever practical, decision-making authority is delegated as close to the customer as possible.

The following sections, Credit Risk Management and Credit Portfolio Review, Market Risk Management and Liquidity Risk Management, provide specific information on the Corporation's processes and current risk assessment in each area as of December 31, 2001 and 2000.

Credit Risk Management and Credit Portfolio Review

In conducting business activities, the Corporation is exposed to the risk that borrowers or counterparties may default on their obligations to the Corporation. This exposure exists in both on- and off-balance sheet relationships. Credit risk arises through the extension of loans and leases, certain securities, off-balance sheet letters of credit and financial guarantees, unfunded loan commitments and through counterparty exposure on trading and capital markets transactions. To manage both on- and off-balance sheet credit risk, the Risk Management group, which reports to the Chief Risk Officer, establishes policies and procedures and communicates, implements and monitors the application of these throughout the Corporation.

The Corporation uses statistical techniques and modeling to estimate both expected losses and unexpected losses for each segment of the portfolio. The expected loss drives the periodic credit cost charged to earnings for management reporting purposes, and the unexpected loss estimate drives the capital allocation to each business unit. Both the expected loss and unexpected loss are incorporated into each business unit's SVA measurement. As a result, the overall credit risk profile of each business unit is an important factor in assessing its performance.

The Corporation's overall objective in managing credit risk is to minimize the adverse impact of any single event or set of occurrences. To achieve this objective, the Risk Management group works with lending officers, trading personnel and various other line personnel in areas that conduct activities involving credit risk to maintain a credit risk profile that is diverse in terms of product type, industry concentration, geographic distribution and borrower or counterparty concentration.

The Corporation manages credit exposure to individual borrowers and counterparties on an aggregate basis including loans and leases, securities, letters of credit, bankers' acceptances, derivatives and unfunded commitments. The creditworthiness of individual borrowers or counterparties is determined by experienced personnel, and limits are established for the total credit exposure to any one borrower or counterparty. Credit limits are subject to varying levels of approval by senior line personnel and credit risk management.

The approving credit officer assigns borrowers or counterparties an initial risk rating which is based primarily on an analysis of each borrower's financial capacity in conjunction with industry and economic trends. Risk ratings are subject to review and validation by the independent credit review group. Approvals are made based upon the perceived level of inherent credit risk specific to the transaction and the counterparty and are reviewed for appropriateness by senior line and credit risk personnel. Credits are monitored by line and credit risk management personnel for deterioration in a borrower's or counterparty's financial condition which would impact the ability of the borrower or counterparty to perform under the contract. Risk ratings are adjusted as necessary, and the Corporation seeks to reduce exposure in such situations where appropriate.

The Corporation also has a goal of managing exposure to a single borrower, industry, product-type, country or other concentration through syndications of credits, credit derivatives, participations, loan sales and securitizations. Through the Global Corporate and Investment Banking segment, the Corporation is a major participant in the syndications market. In a syndicated facility, each participating lender funds only its portion of the syndicated facility, therefore limiting its exposure to the borrower. The Corporation's strategy remains one of origination for distribution. Additionally, the SVA discipline discourages the retention of loan assets that do not generate a positive return above the cost of risk-adjusted capital.

For consumer and small business lending, credit scoring systems are utilized to determine the relative risk of new underwritings and provide standards for extensions of credit. Consumer portfolio credit risk is monitored primarily using statistical models and reviews of actual payment experience in an attempt to predict portfolio behavior.

In some credit situations, the Corporation obtains collateral to support credit extensions and commitments. Generally, such collateral is in the form of real and/or personal property, cash on deposit or other liquid instruments. In certain circumstances, the Corporation obtains real property as security for some loans that are made on the general creditworthiness of the borrower and whose proceeds were not used for real estate-related purposes.

An independent Credit Review group provides executive management, the Board of Directors and the Credit Risk Committee with an evaluation of portfolio quality and the effectiveness of the credit management process. The group conducts ongoing reviews of credit activities and portfolios through transactional and process reviews, re-examining on a regular basis risk assessments for credit exposures and overall compliance with policy.

Loans and Leases Portfolio Review

The Corporation's credit exposure is focused in its loans and leases portfolio, which totaled $329.2 billion and $392.2 billion at December 31, 2001 and 2000, respectively. In addition, there are off-balance sheet commitments to fund loans, which totaled $295.2 billion and $315.2 billion at December 31, 2001 and 2000, respectively. In an effort to minimize the adverse impact of any single event or set of occurrences, the Corporation strives to maintain a diverse credit portfolio. Table Ten presents the loans and leases by category. Additional information on the Corporation's industry, real estate and foreign exposures can be found in the Concentrations of Credit Risk section beginning on page 61.

As a result of the exit of the auto leasing and subprime real estate lending businesses, the Corporation immediately ceased originations of auto leases and subprime real estate loans. The Corporation intends to allow its auto lease portfolio to run off over its remaining term of three to four years. The Corporation began to execute its exit strategy for the subprime real estate loan portfolio through securitizations and sales in the fourth quarter of 2001. Additional information on the exit of these consumer finance businesses can be found in Notes Two and Six of the consolidated financial statements.

Table 10 Loans and Leases

	December 31									
	2001		2000		1999		1998		1997	
(Dollars in millions)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial – domestic	**$118,205**	**35.9%**	$146,040	37.2%	$143,450	38.7%	$137,422	38.5%	$122,463	35.8%
Commercial – foreign	**23,039**	**7.0**	31,066	7.9	27,978	7.5	31,495	8.8	30,080	8.8
Commercial real estate – domestic	**22,271**	**6.8**	26,154	6.7	24,026	6.5	26,912	7.5	28,567	8.3
Commercial real estate – foreign	**383**	**.1**	282	.1	325	.1	301	.1	324	.1
Total commercial	**163,898**	**49.8**	203,542	51.9	195,779	52.8	196,130	54.9	181,434	53.0
Residential mortgage	**78,203**	**23.8**	84,394	21.5	81,860	22.1	73,608	20.6	71,540	20.9
Home equity lines	**22,107**	**6.7**	21,598	5.5	17,273	4.7	15,653	4.4	16,536	4.8
Direct/Indirect consumer	**37,638**	**11.5**	40,457	10.3	42,161	11.4	40,510	11.3	40,058	11.7
Consumer finance	**5,331**	**1.6**	25,800	6.6	22,326	6.0	15,400	4.3	14,566	4.3
Bankcard	**19,884**	**6.0**	14,094	3.6	9,019	2.4	12,425	3.5	14,908	4.4
Foreign consumer	**2,092**	**.6**	2,308	.6	2,244	.6	3,602	1.0	3,098	.9
Total consumer	**165,255**	**50.2**	188,651	48.1	174,883	47.2	161,198	45.1	160,706	47.0
Total loans and leases	**$329,153**	**100.0%**	$392,193	100.0%	$370,662	100.0%	$357,328	100.0%	$342,140	100.0%

Commercial Portfolio

At December 31, 2001 and 2000, total commercial loans outstanding totaled $163.9 billion and $203.5 billion, respectively. Domestic commercial loans, including commercial real estate, accounted for 86 percent and 85 percent of total commercial loans at December 31, 2001 and 2000, respectively.

Commercial – domestic loans outstanding totaled $118.2 billion and $146.0 billion at December 31, 2001 and 2000, respectively. The Corporation had commercial – domestic loan net charge-offs of $1.9 billion for 2001, compared to $1.3 billion for 2000. Net charge-offs increased primarily due to deterioration in credit quality stemming from the weak economic environment, the sale of distressed loans in 2001 and fourth quarter charge-offs of $210 million related to Enron Corporation. In addition to the Enron loan charge-offs, the Corporation also wrote off $21 million in Enron securities related to a collateralized loan obligation. Nonperforming commercial – domestic loans were $3.1 billion, or 2.64 percent of commercial – domestic loans, at December 31, 2001, compared to $2.8 billion, or 1.90 percent, at December 31, 2000. The increase in nonperforming loans was primarily driven by the weakening economic environment which impacted various industries and business segments, partially offset by sales of nonperforming loans. In addition, the remaining Enron loan balance of $226 million, of which $42 million was unsecured, was classified as nonperforming subsequent to the charge-off in the fourth quarter. Commercial – domestic loans past due 90 days or more and still accruing interest were $175 million at December 31, 2001, compared to $141 million at December 31, 2000.

Commercial – foreign loans outstanding totaled $23.0 billion and $31.1 billion at December 31, 2001 and 2000, respectively. The Corporation had commercial – foreign loan net charge-offs for 2001 of $208 million, compared to $86 million for 2000. Nonperforming commercial – foreign loans were $461 million, or 2.00 percent of commercial – foreign loans, at December 31, 2001, compared to $486 million, or 1.56 percent, at December 31, 2000. Commercial – foreign loans past due 90 days or more and still accruing interest were $6 million at December 31, 2001 compared to $37 million at December 31, 2000. For additional information, see the *International Exposure* discussion beginning on page 63.

Commercial real estate – domestic loans totaled $22.3 billion and $26.2 billion at December 31, 2001 and 2000, respectively. Net charge-offs were $39 million and $13 million for 2001 and 2000, respectively. Nonperforming commercial real estate – domestic loans were $240 million, or 1.08 percent of commercial real estate – domestic loans, at December 31, 2001, compared to $236 million, or 0.90 percent, at December 31, 2000. At December 31, 2001, commercial real estate – domestic loans past due 90 days or more and still accruing interest were $40 million compared to $16 million at December 31, 2000. Table Seventeen displays commercial real estate loans by geographic region and property type, including the portion of such loans which are nonperforming and other real estate credit exposures.

Table Eighteen presents aggregate commercial loan and lease exposures by certain significant industries.

Consumer Portfolio

At December 31, 2001 and 2000, total consumer loans outstanding totaled $165.3 billion and $188.7 billion, respectively. Approximately 65 percent and 70 percent of these loans were secured by first and second mortgages on residential real estate at December 31, 2001 and 2000, respectively.

In 1999, the Federal Financial Institutions Examination Council (FFIEC) issued the Uniform Classification and Account Management Policy (the Policy) which provides guidance for and promotes consistency among banks on the charge-off treatment of delinquent and bankruptcy-related consumer loans. The Corporation implemented the Policy in the fourth quarter of 2000, which resulted in accelerated charge-offs of $104 million across several product types in the consumer loan portfolio.

Residential mortgage loans decreased to $78.2 billion at December 31, 2001 compared to $84.4 billion at December 31, 2000 as growth in retail mortgage originations was more than offset by the impact of securitizations of $52.9 billion. Net charge-offs on residential mortgage loans were $26 million for 2001. Nonperforming residential mortgage loans increased $5 million to $556 million at December 31, 2001.

Home equity lines increased to $22.1 billion at December 31, 2001 compared to $21.6 billion at December 31, 2000. Net charge-offs on home equity lines were $19 million and $20 million for 2001 and 2000, respectively. Nonperforming home equity lines increased to $80 million at December 31, 2001 compared to $32 million at December 31, 2000.

Consumer finance loans outstanding totaled $5.3 billion and $25.8 billion at December 31, 2001 and 2000, respectively. Consumer finance nonperforming loans decreased to $9 million at December 31, 2001 compared to $1.1 billion at December 31, 2000. These decreases were due to the transfer of approximately $21.4 billion of subprime real estate loans, of which $1.2 billion was nonperforming, to loans held for sale as a result of the exit of the subprime real estate lending business in the third quarter of 2001. The Corporation had consumer finance net charge-offs of $929 million for 2001 compared to $266 million for 2000. The increase in net charge-offs primarily reflected exit-related charge-offs of $635 million that were used to write down the subprime real estate loan portfolio to estimated market value in the third quarter of 2001 and a weakened economic environment.

Bankcard receivables increased to $19.9 billion at December 31, 2001 compared to $14.1 billion at December 31, 2000. This increase was due to new account growth and increased purchase volume on existing accounts. Net charge-offs on bankcard receivables for 2001 were $672 million compared to $338 million for 2000. Managed bankcard net charge-offs increased $230 million to $1.2 billion, while the managed net charge-off ratio increased 10 basis points to 4.76 percent for 2001. The increase in net charge-offs was primarily a result of growth in the portfolio outstandings, an increase in personal bankruptcy filings and a weaker economic environment. Bankcard loans past due 90 days or more and still accruing interest were $332 million at December 31, 2001 compared to $191 million at December 31, 2000.

Other consumer loans, which include direct and indirect consumer and foreign consumer loans, were $39.7 and $42.8 billion at December 31, 2001 and 2000, respectively. Direct and indirect consumer loan net charge-offs were $349 million for 2001 compared to $324 million for 2000. Foreign consumer loan net charge-offs were $5 million and $3 million for 2001 and 2000, respectively.

Excluding bankcard, total consumer loans past due 90 days or more and still accruing interest were $127 million at December 31, 2001, compared to $110 million at December 31, 2000.

Nonperforming Assets

As presented in Table Eleven, nonperforming assets decreased to $4.9 billion at December 31, 2001 from $5.5 billion at December 31, 2000. Nonperforming loans decreased to $4.5 billion at December 31, 2001 from $5.2 billion at December 31, 2000. The decrease in nonperforming loans was primarily due to the transfer of $1.2 billion of nonperforming subprime real estate loans from the loans and leases portfolio to loans held for sale included in other assets related to the decision to exit the subprime real estate lending business in 2001 and due to sales of nonperforming commercial – domestic and residential mortgage loans in 2001. These decreases were partially offset by nonperforming net inflows in the commercial – domestic, residential mortgage and home equity lines portfolios. Credit deterioration in loans continued as companies and individuals were affected by the weakening economic environment. Foreclosed properties increased to $402 million at December 31, 2001 compared to $249 million at December 31, 2000. This increase was driven by the exit of the subprime real estate lending business in the third quarter of 2001.

Table 11 Nonperforming Assets[1]

	At December 31				
(Dollars in millions)	**2001**	2000	1999	1998	1997
Nonperforming loans					
Commercial – domestic	**$ 3,123**	$2,777	$ 1,163	$ 812	$ 563
Commercial – foreign	**461**	486	486	314	155
Commercial real estate – domestic	**240**	236	191	299	342
Commercial real estate – foreign	**3**	3	3	4	2
Total commercial	**3,827**	3,502	1,843	1,429	1,062
Residential mortgage	**556**	551	529	722	744
Home equity lines	**80**	32	46	50	52
Direct/Indirect consumer	**27**	19	19	21	43
Consumer finance[2]	**9**	1,095	598	246	210
Foreign consumer	**7**	9	7	14	–
Total consumer	**679**	1,706	1,199	1,053	1,049
Total nonperforming loans	**4,506**	5,208	3,042	2,482	2,111
Foreclosed properties	**402**	249	163	282	309
Total nonperforming assets	**$4,908**	$5,457	$3,205	$2,764	$2,420
Nonperforming assets as a percentage of:					
Total assets	**.79%**	.85%	.51%	.45%	.42%
Loans, leases and foreclosed properties	**1.49**	1.39	.86	.77	.71
Nonperforming loans as a percentage of loans and leases	**1.37**	1.33	.82	.69	.62

(Dollars in millions)	**2001**	2000	1999	1998	1997
Income that would have been recorded in accordance with original terms	**$ 593**	$ 666	$ 419	$ 367	$ 349
Less income actually recorded	**(256)**	(237)	(123)	(130)	(130)
Loss of income	**$ 337**	$ 429	$ 296	$ 237	$ 219
Cost of carrying foreclosed properties	**$ 15**	$ 12	$ 13	$ 16	$ 26

(1) Balance does not include $1.0 billion and $124 million of loans held for sale, included in other assets at December 31, 2001 and 2000, respectively, which would have been classified as nonperforming had they been included in loans. The Corporation had approximately $48 million and $390 million of troubled debt restructured loans at December 31, 2001 and 2000, respectively, which were accruing interest and were not included in nonperforming assets.

(2) In 2001, $1.2 billion of nonperforming loans were transferred to loans held for sale as a result of the exit of the subprime real estate lending business.

Table Twelve presents the additions to and reductions in nonperforming assets in the commercial and consumer portfolios during the most recent five quarters.

Table 12 Nonperforming Assets Activity

(Dollars in millions)	**Fourth Quarter 2001**	Third Quarter 2001	Second Quarter 2001	First Quarter 2001	Fourth Quarter 2000
Balance, beginning of period	**$ 4,523**	$6,195	$5,897	$5,457	$4,403
Commercial					
Additions to nonperforming assets:					
New nonaccrual loans and foreclosed properties	**1,345**	761	1,376	1,315	1,954
Advances on loans	**106**	32	33	26	28
Total commercial additions	**1,451**	793	1,409	1,341	1,982
Reductions in nonperforming assets:					
Paydowns, payoffs and sales	**(300)**	(635)	(732)	(398)	(288)
Returns to performing status	**(82)**	(86)	(19)	(126)	(73)
Charge-offs[1]	**(784)**	(513)	(525)	(467)	(774)
Total commercial reductions	**(1,166)**	(1,234)	(1,276)	(991)	(1,135)
Total commercial net additions to (reductions in) nonperforming assets	**285**	(441)	133	350	847
Consumer					
Additions to nonperforming assets:					
New nonaccrual loans and foreclosed properties	**374**	694	836	819	834
Total consumer additions	**374**	694	836	819	834
Reductions in nonperforming assets:					
Paydowns, payoffs and sales	**(174)**	(413)	(159)	(135)	(95)
Returns to performing status	**(181)**	(256)	(440)	(483)	(391)
Charge-offs[1]	**(22)**	(69)	(69)	(101)	(135)
Transfers (to) from assets held for sale[2,3]	**103**	(1,187)	(3)	(10)	(6)
Total consumer reductions	**(274)**	(1,925)	(671)	(729)	(627)
Total consumer net additions to (reductions in) nonperforming assets	**100**	(1,231)	165	90	207
Total net additions to (reductions in) nonperforming assets	**385**	(1,672)	298	440	1,054
Balance, end of period	**$4,908**	$4,523	$6,195	$5,897	$5,457

(1) Certain loan products, including commercial bankcard, consumer bankcard and other unsecured loans, are not classified as nonperforming; therefore, the charge-offs on these loans are not included above.
(2) Includes assets held for sale that were foreclosed and transferred to foreclosed properties.
(3) Primarily related to the exit of the subprime real estate lending business in the third quarter of 2001.

In order to respond when deterioration of a credit occurs, internal loan workout units are devoted to providing specialized expertise and full-time management and/or collection of certain nonperforming assets as well as certain performing loans. Management believes focused collection strategies and a proactive approach to managing overall problem assets expedites the disposition, collection and renegotiation of nonperforming and other lower-quality assets. During 2001, the Corporation realigned its operations that manage certain distressed assets through the funding of Banc of America Strategic Solutions, Inc. (SSI), a wholly-owned subsidiary. The purpose of this subsidiary is to provide a more effective means of problem asset resolution and to coordinate exit strategies, including bulk sales, collateralized debt obligations and other resolutions of domestic commercial distressed assets. The assets and liabilities transferred to SSI were consolidated with the Corporation at December 31, 2001. During 2001, the Corporation sold approximately $2.1 billion of nonperforming and poorly performing commercial and consumer loans. Net charge-offs of approximately $400 million were recorded related to these sales. The Corporation expects to continue to aggressively manage credit risk and to exit problem credits where practical.

The Corporation's investment in specific loans that were considered to be impaired was $3.9 billion at both December 31, 2001 and 2000. Commercial – domestic impaired loans increased $247 million to $3.1 billion at December 31, 2001 compared to December 31, 2000. Commercial – foreign impaired loans decreased $20 million to $501 million. Commercial real estate – domestic impaired loans decreased $172 million to $240 million.

Loans Past Due 90 Days or More and Still Accruing Interest

Table Thirteen presents total loans past due 90 days or more and still accruing interest. At December 31, 2001, loans past due 90 days or more and still accruing interest were $680 million compared to $495 million at December 31, 2000.

Table 13 Loans Past Due 90 Days or More and Still Accruing Interest

(Dollars in millions)	At December 31, 2001 Amount	Percent[1]	At December 31, 2000 Amount	Percent[1]
Commercial – domestic	**$ 175**	**.15%**	$ 141	.10%
Commercial – foreign	**6**	**.02**	37	.12
Commercial real estate – domestic	**40**	**.18**	16	.06
Total commercial	**221**	**.13**	194	.10
Residential mortgage	**14**	**.02**	17	.02
Direct/Indirect consumer	**89**	**.24**	89	.22
Consumer finance	**24**	**.45**	4	.02
Bankcard	**332**	**1.67**	191	1.36
Total consumer	**459**	**.28**	301	.16
Total	**$680**	**.21%**	$495	.13%

[1] Represents amounts past due 90 days or more and still accruing interest as a percentage of loans and leases for each loan category.

Allowance for Credit Losses

The Corporation performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer loans, is based on aggregated portfolio segment evaluations generally by loan type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Corporation's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on nonperforming loans in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan") result in the estimation of specific allowances for credit losses. The Corporation has procedures in place to monitor differences between estimated and actual incurred credit losses. These procedures include detailed periodic assessments by senior management of both individual loans and credit portfolios and the models used to estimate incurred credit losses in those portfolios.

Portions of the allowance for credit losses are assigned to cover the estimated probable incurred credit losses in each loan and lease category based on the results of the Corporation's detail review process described above. The assigned portion continues to be weighted toward the commercial loan portfolio, which reflected a higher level of nonperforming loans and the potential for higher individual losses. The remaining or unassigned portion of the allowance for credit losses, determined separately from the procedures outlined above, addresses certain industry and geographic concentrations, including global economic conditions. This procedure helps to minimize the risk related to the margin of imprecision inherent in the estimation of the assigned allowances for credit losses. Due to the subjectivity involved in the determination of the unassigned portion of the allowance for credit losses, the relationship of the unassigned component to the total allowance for credit losses may fluctuate from period to period. Management evaluates the adequacy of the allowance for credit losses based on the combined total of the assigned and unassigned components.

Additions to the allowance for credit losses are made by charges to the provision for credit losses. Credit exposures deemed to be uncollectible are charged against the allowance for credit losses. Recoveries of previously charged off amounts are credited to the allowance for credit losses.

Excluding the impact of charges related to the exit of the subprime real estate lending business, the provision for credit losses totaled $3.9 billion for the year ended December 31, 2001 compared to $2.5 billion in 2000. The increase in the provision for credit losses from last year was primarily due to an increase in net charge-offs, which included $210 million in charge-offs related to Enron. Additional provision expense was also recorded in 2001 to increase the allowance for credit losses due to deterioration in credit quality and the overall uncertainty in the economy. Excluding the impact of exit-related charges, the provision for credit losses for 2001 was $283 million in excess of net charge-offs. Total net charge-offs, excluding the impact of exit-related charges, were $3.6 billion for the year ended December 31, 2001 compared to $2.4 billion in 2000. This increase was due to higher charge-offs in the commercial – domestic portfolio and deterioration in credit quality stemming from the weak economic environment. Bankcard charge-offs also increased due to growth in the portfolio, an increase in personal bankruptcy filings and a weaker economic environment.

An exit-related provision for credit losses of $395 million, combined with an existing allowance for credit losses of $240 million, was used to write down the subprime real estate loan portfolio to estimated market value in the third quarter of 2001. This resulted in charge-offs of $635 million in the consumer finance loan portfolio. Including the exit impact, the provision for credit losses totaled $4.3 billion and total net charge-offs were $4.2 billion for the year ended December 31, 2001.

The nature of the process by which the Corporation determines the appropriate allowance for credit losses requires the exercise of considerable judgment. After review of all relevant matters affecting loan collectibility, management believes that the allowance for credit losses is appropriate given its analysis of estimated incurred credit losses at December 31, 2001. Table Fourteen presents the activity in the allowance for credit losses for the most recent five years.

Table 14 Allowance For Credit Losses

(Dollars in millions)	2001	2000	1999	1998	1997
Balance, January 1	**$ 6,838**	$ 6,828	$ 7,122	$ 6,778	$ 6,316
Loans and leases charged off					
Commercial – domestic	**(2,120)**	(1,412)	(820)	(714)	(328)
Commercial – foreign	**(249)**	(117)	(161)	(262)	(54)
Commercial real estate – domestic	**(46)**	(31)	(19)	(21)	(59)
Commercial real estate – foreign	**–**	(1)	(1)	–	–
Total commercial	**(2,415)**	(1,561)	(1,001)	(997)	(441)
Residential mortgage	**(39)**	(36)	(35)	(33)	(50)
Home equity lines	**(32)**	(29)	(24)	(27)	(36)
Direct/Indirect consumer	**(522)**	(502)	(545)	(562)	(582)
Consumer finance[1]	**(1,006)**	(420)	(387)	(561)	(426)
Bankcard	**(753)**	(392)	(571)	(857)	(1,043)
Other consumer domestic	**(71)**	(51)	1	–	(12)
Foreign consumer	**(6)**	(4)	(20)	(13)	(13)
Total consumer	**(2,429)**	(1,434)	(1,581)	(2,053)	(2,162)
Total loans and leases charged off	**(4,844)**	(2,995)	(2,582)	(3,050)	(2,603)
Recoveries of loans and leases previously charged off					
Commercial – domestic	**171**	125	109	97	226
Commercial – foreign	**41**	31	17	20	25
Commercial real estate – domestic	**7**	18	25	21	59
Commercial real estate – foreign	**–**	3	–	–	–
Total commercial	**219**	177	151	138	310
Residential mortgage	**13**	9	7	4	5
Home equity lines	**13**	9	12	10	9
Direct/Indirect consumer	**173**	178	175	157	146
Consumer finance	**77**	154	158	178	155
Bankcard	**81**	54	76	93	124
Other consumer – domestic	**23**	13	–	–	–
Foreign consumer	**1**	1	3	3	2
Total consumer	**381**	418	431	445	441
Total recoveries of loans and leases previously charged off	**600**	595	582	583	751
Net charge-offs	**(4,244)**	(2,400)	(2,000)	(2,467)	(1,852)
Provision for credit losses[2]	**4,287**	2,535	1,820	2,920	1,904
Other, net	**(6)**	(125)	(114)	(109)	410
Balance, December 31	**$ 6,875**	$ 6,838	$ 6,828	$ 7,122	$ 6,778
Loans and leases outstanding at December 31	**$ 329,153**	$ 392,193	$ 370,662	$ 357,328	$ 342,140
Allowance for credit losses as a percentage of loans and leases outstanding at December 31	**2.09%**	1.74%	1.84%	1.99%	1.98%
Average loans and leases outstanding during the year	**$ 365,447**	$ 392,622	$ 362,783	$ 347,840	$ 343,151
Net charge-offs as a percentage of average outstanding loans and leases during the year	**1.16%**	.61%	.55%	.71%	.54%
Allowance for credit losses as a percentage of nonperforming loans at December 31	**152.58**	131.30	224.48	287.01	321.03
Ratio of the allowance for credit losses at December 31 to net charge-offs	**1.62**	2.85	3.41	2.89	3.66

(1) Includes $635 million related to the exit of the subprime real estate lending business in 2001.
(2) Includes $395 million related to the exit of the subprime real estate lending business in 2001.

Table 15 Net Charge-offs

(Dollars in millions)	December 31 2001 Amount	2001 Percent[1]	2000 Amount	2000 Percent[1]	1999 Amount	1999 Percent[1]	1998 Amount	1998 Percent[1]	1997 Amount	1997 Percent[1]
Commercial – domestic	**$1,949**	**1.46%**	$1,287	.87%	$ 711	.51%	$ 617	.47%	$ 102	.09%
Commercial – foreign	**208**	**.78**	86	.29	144	.49	242	.78	29	.10
Commercial real estate – domestic	**39**	**.16**	13	.05	(6)	n/m	–	–	–	–
Commercial real estate – foreign	**–**	**–**	(2)	n/m	1	.39	–	–	–	–
Total commercial	**2,196**	**1.19**	1,384	.68	850	.44	859	.45	131	.07
Residential mortgage	**26**	**.03**	27	.03	28	.04	29	.04	45	.06
Home equity lines	**19**	**.09**	20	.10	12	.07	17	.11	27	.18
Direct/Indirect consumer	**349**	**.88**	324	.78	370	.88	405	1.01	436	1.11
Consumer finance[2]	**929**	**5.01**	266	1.09	229	1.22	383	2.67	271	1.96
Bankcard	**672**	**4.04**	338	3.29	495	5.08	764	6.03	919	5.90
Other consumer – domestic	**48**	**n/m**	38	n/m	(1)	n/m	–	–	12	n/m
Foreign consumer	**5**	**.22**	3	.13	17	.52	10	.31	11	.32
Total consumer	**2,048**	**1.14**	1,016	.54	1,150	.68	1,608	1.02	1,721	1.03
Total net charge-offs	**$4,244**	**1.16%**	$2,400	.61%	$2,000	.55%	$2,467	.71%	$1,852	.54%
Managed bankcard net charge-offs and ratios[3]	**$ 1,174**	**4.76%**	$ 944	4.66%	$1,077	5.57%	$1,284	6.27%	$1,254	6.19%

n/m = not meaningful
[1] Percentage amounts are calculated as net charge-offs divided by average outstanding loans and leases or managed loans for each loan category.
[2] Includes $635 million related to the exit of the subprime real estate lending business in 2001.
[3] Includes both on-balance sheet and securitized loans.

Table 16 Allocation of the Allowance for Credit Losses

(Dollars in millions)	December 31 2001 Amount	2001 Percent	2000 Amount	2000 Percent	1999 Amount	1999 Percent	1998 Amount	1998 Percent	1997 Amount	1997 Percent
Commercial – domestic	**$ 1,974**	**28.7%**	$1,993	29.1%	$1,875	27.4%	$1,540	21.6%	$1,580	23.4%
Commercial – foreign	**766**	**11.1**	796	11.6	930	13.6	1,327	18.6	1,013	14.9
Commercial real estate – domestic	**924**	**13.5**	989	14.5	927	13.6	925	13.0	847	12.5
Commercial real estate – foreign	**8**	**.1**	7	.1	11	.2	–	–	–	–
Total commercial	**3,672**	**53.4**	3,785	55.3	3,743	54.8	3,792	53.2	3,440	50.8
Residential mortgage	**145**	**2.1**	151	2.2	160	2.3	137	1.9	181	2.7
Home equity lines	**83**	**1.2**	77	1.1	60	.9	46	.6	84	1.2
Direct/Indirect consumer	**411**	**6.0**	384	5.6	416	6.1	527	7.5	608	9.0
Consumer finance	**389**	**5.7**	658	9.7	651	9.5	658	9.2	785	11.6
Bankcard	**821**	**11.9**	549	8.0	348	5.1	501	7.0	790	11.7
Foreign consumer	**10**	**.1**	11	.2	11	.2	26	.4	23	.3
Total consumer	**1,859**	**27.0**	1,830	26.8	1,646	24.1	1,895	26.6	2,471	36.5
Unassigned	**1,344**	**19.6**	1,223	17.9	1,439	21.1	1,435	20.2	867	12.7
Total	**$6,875**	**100.0%**	$6,838	100.0%	$6,828	100.0%	$7,122	100.0%	$6,778	100.0%

The Corporation expects charge-offs in 2002 to meet or exceed annualized fourth quarter 2001 net charge-offs of $3.9 billion, excluding Enron charge-offs of $210 million. An increase in consumer charge-offs, mainly bankcard, is expected to drive the increase for the year while commercial charge-offs are also expected to remain at high levels. Provision expense is expected to track net charge-offs in 2002. Nonperforming assets are expected to rise at least through the first half of 2002, although levels will fluctuate depending on the level of asset sales and charge-offs.

Concentrations of Credit Risk

In an effort to minimize the adverse impact of any single event or set of occurrences, the Corporation strives to maintain a diverse credit portfolio as outlined in Tables Seventeen, Eighteen, Nineteen and Twenty.

The Corporation maintains a diverse commercial loan portfolio, representing 50 percent of total loans and leases at December 31, 2001. The largest concentration is in commercial real estate, which represents seven percent of total loans and leases at December 31, 2001. The exposures presented in Table Seventeen represent credit extensions for real estate-related purposes to borrowers or counterparties who are primarily in the real estate development or investment business and for which the ultimate repayment of the credit is dependent on the sale, lease, rental or refinancing of the real estate. The exposures included in the table do not include credit extensions which were made on the general creditworthiness of the borrower, for which real estate was obtained as security and for which the ultimate repayment of the credit is not dependent on the sale, lease, rental or refinancing of the real estate. Accordingly, the exposures presented do not include commercial loans secured by owner-occupied real estate, except where the borrower is a real estate developer.

Table 17 Commercial Real Estate Loans, Foreclosed Properties and Other Real Estate Credit Exposure

December 31, 2001

(Dollars in millions)	Loans		Foreclosed	Other Credit
	Outstanding	Nonperforming	Properties[1]	Exposure[2]
By Geographic Region[3]				
California	$ 5,225	$ 48	$ 1	$1,064
Southwest	3,239	24	1	952
Florida	2,399	29	–	509
Northwest	2,363	14	1	169
Geographically diversified	1,950	–	–	381
Midwest	1,688	21	22	802
Carolinas	1,472	6	–	342
Mid-Atlantic	1,430	23	–	429
Midsouth	1,276	5	–	367
Northeast	750	51	–	558
Other states	478	19	43	199
Non-US	384	3	–	5
Total	$22,654	$243	$68	$5,777
By Property Type				
Office buildings	$ 4,567	$ 14	$ –	$ 667
Apartments	3,797	21	–	1,551
Residential	3,157	28	–	188
Shopping centers/retail	2,754	15	15	1,306
Industrial/warehouse	2,011	23	15	246
Land and land development	1,501	1	6	193
Hotels/motels	1,186	27	14	277
Multiple use	694	1	–	64
Unsecured	433	–	–	454
Miscellaneous commercial	289	6	–	34
Other	1,881	104	18	792
Non-US	384	3	–	5
Total	$22,654	$243	$68	$5,777

(1) Foreclosed properties include commercial real estate loans only.
(2) Other credit exposures include letters of credit and loans held for sale.
(3) Distribution based on geographic location of collateral.

Table Eighteen presents the ten largest industries included in the commercial loan and lease portfolio at December 31, 2001 and the respective balances at December 31, 2000. Total commercial loans outstanding, excluding commercial real estate loans, comprised 43 percent and 45 percent of total loans and leases at December 31, 2001 and 2000, respectively. No commercial industry concentration is greater than 3.1 percent of total loans and leases.

Table 18 Significant Industry Loans and Leases[1]

(Dollars in millions)	**December 31, 2001**		December 31, 2000	
	Outstanding	**Percent of Total Loans and Leases**	Outstanding	Percent of Total Loans and Leases
Transportation	**$ 10,350**	**3.1%**	$ 11,704	3.0%
Business services	**7,569**	**2.3**	8,883	2.3
Media	**6,704**	**2.0**	9,322	2.4
Equipment and general manufacturing	**6,648**	**2.0**	8,982	2.3
Agribusiness	**6,390**	**1.9**	7,672	2.0
Healthcare[2]	**5,444**	**1.7**	8,110	2.1
Autos	**5,290**	**1.6**	6,741	1.7
Telecommunications	**4,882**	**1.5**	6,801	1.7
Retail	**4,450**	**1.4**	7,049	1.8
Education and government	**4,198**	**1.3**	3,671	0.9
Other	**79,319**	**24.1**	98,171	25.0
Total	**$141,244**	**42.9%**	$177,106	45.2%

(1) Includes only non-real estate commercial loans and leases.
(2) During 2001, the Corporation revised its healthcare industry definition to include pharmaceuticals. The December 31, 2000 outstanding balance and percentage have been restated to reflect this change.

International Exposure

Through its credit and market risk management activities, the Corporation has been devoting particular attention to those countries that have been negatively impacted by global economic pressure in all three regions where the Corporation has exposure: Asia, Europe and Latin America.

In connection with its efforts to maintain a diversified portfolio, the Corporation limits its exposure to any one geographic region or country and monitors this exposure on a continuous basis. Table Nineteen sets forth selected regional foreign exposure at December 31, 2001 and is based on the FFIEC's instructions for periodic reporting of foreign exposure. The countries selected represent those that are considered as having higher credit and foreign exchange risk. At December 31, 2001, the Corporation's total exposure to these select countries was $21.9 billion, a decrease of $8.4 billion from December 31, 2000, primarily due to reductions in exposure to Japan and to most other countries in Asia, Europe and Latin America.

During 2001, Argentina began to experience significant economic turmoil and deterioration. In response to this and as part of the Corporation's ongoing, normal risk management process, the Corporation has reduced its credit exposure to Argentina. At December 31, 2001, the Corporation had $745 million of credit and other exposure in Argentina. Of this amount, $478 million represented traditional credit exposure (loans, letters of credit, etc.) predominantly to Argentine subsidiaries of foreign multinational companies. The Argentine government has defaulted on its bonds. At December 31, 2001, the Corporation's credit exposure related to Argentine government bonds was approximately $60 million. The Corporation continues to assess its credit exposure to Argentina.

Table 19 Selected Regional Foreign Exposure

(Dollars in millions)	Loans and Loan Commitments	Other Financing[1]	Derivatives (Net Positive Mark-to-Market)	Securities/ Other Investments	Total Cross-border Exposure[2]	Gross Local Country Exposure[3]	**Total Binding Exposure December 31, 2001**	Increase/ (Decrease) from December 31, 2000
Region/Country								
Asia								
China	$ 79	$ 41	$ 16	$ 58	$ 194	$ 81	**$ 275**	$ (45)
Hong Kong	169	128	45	112	454	3,801	**4,255**	(309)
India	621	73	58	42	794	986	**1,780**	(429)
Indonesia	234	–	16	17	267	8	**275**	(120)
Japan	715	51	784	1,334	2,884	361	**3,245**	(3,849)
Korea (South)	274	518	21	39	852	358	**1,210**	(1,010)
Malaysia	36	4	1	20	61	285	**346**	(176)
Pakistan	13	6	–	–	19	–	**19**	1
Philippines	169	19	11	43	242	90	**332**	(59)
Singapore	191	9	48	16	264	1,134	**1,398**	(76)
Taiwan	265	64	33	–	362	551	**913**	(216)
Thailand	39	12	28	24	103	285	**388**	(19)
Other	2	18	–	–	20	100	**120**	(12)
Total	$2,807	$ 943	$1,061	$1,705	$ 6,516	$8,040	**$14,556**	$ (6,319)
Central and Eastern Europe								
Russian Federation	$ –	$ –	$ –	$ –	$ –	$ –	**$ –**	$ (2)
Turkey	82	23	1	21	127	–	**127**	(205)
Other	43	16	17	186	262	4	**266**	22
Total	$ 125	$ 39	$ 18	$ 207	$ 389	$ 4	**$ 393**	$ (185)
Latin America								
Argentina	$ 361	$ 84	$ 53	$ 43	$ 541	$ 204	**$ 745**	$ (329)
Brazil	710	312	147	229	1,398	1,076	**2,474**	210
Chile	202	12	15	5	234	15	**249**	(731)
Colombia	113	8	12	6	139	–	**139**	(147)
Mexico	1,038	367	107	993	2,505	158	**2,663**	(773)
Venezuela	123	9	7	207	346	–	**346**	(133)
Other	160	61	8	99	328	–	**328**	(34)
Total	$2,707	$ 853	$ 349	$1,582	$ 5,491	$1,453	**$ 6,944**	$ (1,937)
Total	$5,639	$1,835	$1,428	$3,494	$12,396	$9,497	**$21,893**	$ (8,441)

(1) Includes acceptances, standby letters of credit, commercial letters of credit, and formal guarantees.

(2) Cross-border exposure includes amounts payable to the Corporation by residents of countries other than the one in which the credit is booked, regardless of the currency in which the claim is denominated, consistent with FFIEC reporting rules.

(3) Gross local country exposure includes amounts payable to the Corporation by residents of countries in which the credit is booked, regardless of the currency in which the claim is denominated. Management does not net local funding or liabilities against local exposures as allowed by the FFIEC.

At December 31, 2001, the Corporation had cross border exposure in excess of one percent of total assets in the two countries detailed in Table Twenty. The exposure in the United Kingdom and Germany reflects the Corporation's efforts to diversify its portfolio in the industrialized countries where its clients operate. In light of the increased risks perceived in Japan, the Corporation has reduced its exposure to less than 0.5 percent of its total assets.

Table 20 Exposure Exceeding One Percent of Total Assets[1,2]

(Dollars in millions)	December 31	Public Sector	Banks	Private Sector	Total Exposure	Exposure as a Percentage of Total Assets
United Kingdom	**2001**	**$ 139**	**$2,807**	**$8,889**	**$11,835**	**1.90%**
	2000	355	1,962	6,167	8,484	1.32
Germany	**2001**	**2,118**	**2,571**	**2,251**	**6,940**	**1.12**
	2000	2,188	2,249	2,062	6,499	1.01
Japan	**2001**	**1,319**	**676**	**889**	**2,884**	**0.46**
	2000	4,925	599	883	6,407	1.00

(1) Exposure includes cross-border claims by the Corporation's foreign offices as follows: loans, accrued interest receivable, acceptances, time deposits placed, trading account assets, available-for-sale (at fair value) and held-to-maturity (at cost) securities, other interest-earning investments and other monetary assets. Amounts also include derivative-dealer assets, unused commitments, standby letters of credit, commercial letters of credit and formal guarantees.
(2) Sector definitions are based on the FFIEC instructions for preparing the Country Exposure Report.

Market Risk Management

Overview

The Corporation is exposed to market risk as a consequence of the normal course of conducting its business activities. Examples of these business activities include market making, underwriting, proprietary trading, and asset/liability management in interest rate, foreign exchange, equity, commodity and credit markets, along with any associated derivative products. Market risk is the potential of loss arising from adverse changes in market rates, prices and liquidity. Financial products that expose the Corporation to market risk include securities, loans, deposits, debt and derivative financial instruments such as futures, forwards, swaps, options and other financial instruments with similar characteristics. Liquidity risk arises from the possibility that the Corporation may not be able to satisfy current or future financial commitments or that the Corporation may be more reliant on alternative funding sources such as long-term debt.

Trading Portfolio

The Board delegates responsibility for the day-to-day management of market risk to the Finance Committee. The Finance Committee has structured a system of independent checks, balances and reporting in order to ensure that the Board's disposition toward market risk is not compromised.

The objective of the Corporation's Risk Management group (Risk Management) is to provide senior management with independent, timely assessments of the bottom line impacts of all market risks facing the Corporation and to monitor those impacts against trading limits. Risk Management monitors the changing aggregate position of the Corporation and projects the profit and loss levels that would result from both normal and extreme market moves. In addition, Risk Management is responsible for ensuring that appropriate policies and procedures that conform to the Board's risk preferences are in place and enforced. These policies and procedures encompass the limit process, risk reporting, new product review and model review.

Trading account profits represent the net amount earned from the Corporation's trading positions, which include trading account assets and liabilities as well as derivative positions and mortgage banking assets. These transactions include positions to meet customer demand as well as for the Corporation's own trading account. Trading positions are taken in a diverse range of financial instruments and markets. The profitability of these trading positions is largely dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements.

Histogram of Daily Market Risk-Related Revenue
Twelve Months Ended December 31, 2001


Number of Days
90
80
70
60
50
40
30
20
10
0
<-10
-10 to 0
0 to 10
10 to 20
20 to 30
30 to 40
40 to 50
>50
Revenue
(Dollars in millions)

Market risk-related revenue includes trading account profits and trading-related net interest income, which encompass both proprietary trading and customer-related activities. During 2001, the Corporation has continued its efforts to build on its client franchise and reduce the proportion of proprietary trading revenue to total revenue. The results of these efforts can be seen in the histogram above. In 2001, the Corporation recorded positive daily market risk-related revenue for 221 of 250 trading days. Furthermore, of the 29 days that showed negative revenue, only 11 days were greater than $10 million.

Value at Risk

Value at Risk (VAR) is the key measure of market risk for the Corporation. VAR represents the maximum amount that the Corporation has placed at risk of loss, with a 99 percent degree of confidence, in the course of its risk taking activities. Its purpose is to describe the amount of capital required to absorb potential losses from adverse market movements. Given the 99 percent confidence interval captured by VAR, market risk-related revenue or losses would be expected to exceed VAR measures approximately once every 100 trading days, or two to three times each year. The VAR model does not measure the degree of the excess gain or loss, rather it produces a confidence level that gains or losses will be within predicted ranges. Since the third quarter of 2000, the Corporation has been migrating its trading books to a historical simulation approach. This approach utilizes historical market conditions over the last three years to derive estimates of trading risk and provides for the natural aggregation of trading risks across different groups. The effects of correlation and diversification are embedded in these calculations. The completion of the migration is expected to take place during the first half of 2002. While the transition is taking place, the square root of the sum of squares method is used to aggregate risk.

VAR modeling on trading is subject to numerous limitations. In addition, the Corporation recognizes that there are numerous assumptions and estimates associated with modeling and actual results could differ from these assumptions and estimates. The Corporation mitigates these uncertainties through close monitoring and by examining and updating assumptions on an ongoing basis. The continual trading risk management process considers the impact of unanticipated risk exposure and updates assumptions to reduce loss exposure.

As the following graph shows, in 2001, actual market risk-related revenue exceeded VAR measures three days out of 250 total trading days. During the same period, actual market risk-related losses exceeded VAR measures one day out of 250 total trading days. This occurred immediately following the events of September 11, 2001 due to extreme market conditions.

Trading Risk and Return

Daily VAR and Market Risk-Related Revenue


80
60
40
20
0
-20
-40
-60
-80
(Dollars in millions)
12/31/00
3/31/01
6/30/01
9/30/01
12/31/01
VAR
(absolute value)
Daily Market
Risk-Related
Revenue
VAR

The following table summarizes the VAR in the Corporation's trading portfolios for the years ended December 31, 2001 and 2000:

Table 21 Trading Activities Market Risk

(US Dollar equivalents in millions)	**2001**			2000		
	Average VAR[1]	**High VAR[2]**	**Low VAR[2]**	Average VAR[1]	High VAR[2]	Low VAR[2]
Interest rate	**$34.3**	**$47.0**	**$23.0**	$25.9	$42.2	$16.3
Foreign exchange	**7.2**	**12.8**	**1.9**	10.6	18.5	5.4
Commodities	**4.3**	**10.9**	**.9**	2.1	5.2	.5
Equities	**15.4**	**25.1**	**8.9**	26.7	41.5	5.5
Fixed income	**10.9**	**17.3**	**3.0**	10.1	17.4	3.2
Real estate/mortgage[3]	**33.2**	**55.5**	**8.8**	7.5	11.3	2.5
Total trading portfolio	**52.7**	**69.9**	**35.8**	41.5	53.0	25.1

(1) The average VAR for the total portfolio is less than the sum of the VARs of the individual portfolios due to risk offsets arising from the diversification of the portfolio.
(2) The high and low for the total portfolio may not equal the sum of the individual components as the highs or lows of the individual portfolios may have occurred on different trading days.
(3) The real estate/mortgage business is included in the fixed income category in the Trading-Related Revenue table in Note Four of the consolidated financial statements.

Total trading portfolio VAR increased during 2001 relative to 2000. This increase was due to increased activity in the interest rate business, particularly in the United States, and the addition of mortgage banking assets to the VAR calculation for the real estate/mortgage portfolio in the first quarter of 2001.

Since the third quarter of 2000, the migration of trading books to a historical simulation approach has resulted in a lower VAR in equities and foreign exchange and a higher VAR in commodities. VAR was not restated for previous quarters.

The following table summarizes the quarterly VAR in the Corporation's trading portfolios for 2001:

Table 22 Quarterly Trading Activities Market Risk

	2001											
	Fourth Quarter			Third Quarter			Second Quarter			First Quarter		
(US Dollar equivalents in millions)	**Average VAR(1)**	**High VAR(2)**	**Low VAR(2)**	Average VAR(1)	High VAR(2)	Low VAR(2)	Average VAR(1)	High VAR(2)	Low VAR(2)	Average VAR(1)	High VAR(2)	Low VAR(2)
Interest rate	**$31.9**	**$39.4**	**$24.4**	$34.4	$47.0	$23.0	$38.8	$43.5	$32.6	$32.1	$46.2	$26.9
Foreign exchange	**5.2**	**10.4**	**1.9**	7.6	11.2	5.2	8.0	11.0	5.5	8.2	12.8	5.0
Commodities	**7.8**	**10.9**	**5.7**	4.8	8.2	1.5	2.7	5.7	1.3	1.8	3.8	.9
Equities	**13.9**	**16.5**	**11.4**	16.2	19.1	12.7	18.1	25.1	13.5	13.1	22.5	8.9
Fixed Income	**13.9**	**17.3**	**8.8**	13.0	15.8	10.3	10.7	16.9	6.6	6.2	8.0	3.0
Real estate/mortgage(3)	**24.7**	**39.0**	**15.2**	32.9	41.5	23.2	41.2	55.5	28.6	33.7	43.4	8.8
Total trading portfolio	**46.0**	**57.0**	**35.8**	53.1	63.3	45.4	61.3	69.9	55.2	50.0	59.6	42.4

(1) The average VAR for the total portfolio is less than the sum of the VARs of the individual portfolios due to risk offsets arising from the diversification of the portfolio.
(2) The high and low for the total portfolio may not equal the sum of the individual components as the highs or lows of the individual portfolios may have occurred on different trading days.
(3) The real estate/mortgage business is included in the fixed income category in the Trading-Related Revenue table in Note Four of the consolidated financial statements.

Stress Testing

In order to determine the sensitivity of the Corporation's capital to the impact of historically large market moves with low probability, stress scenarios are run against the trading portfolios. This stress testing should verify that, even under extreme market moves, the Corporation will preserve its capital. The scenarios for each product are large standard deviation movements in the relevant markets that are based on significant historical or hypothetical events. These results are calculated daily and reported as part of the regular reporting process.

In addition, specific stress scenarios are run regularly which represent extreme hypothetical, but plausible, events that would be of concern given the Corporation's current portfolio. The results of these specific scenarios are presented to the Corporation's Trading Risk Committee as part of its regular meetings. Examples of these specific stress scenarios include calculating the effects on the overall portfolio of an extreme Federal Reserve Board tightening or easing of interest rates, a severe credit deterioration in the U.S., and a recession in Japan and the corresponding ripple effects globally.

Non-Exchange Traded Commodity Contracts at Fair Value

The use of non-exchange traded or over the counter commodity contracts provides the Corporation with the ability to adapt to the varied requirements of a wide customer base while efficiently mitigating its market risk. Non-exchange traded commodity contracts are stated at fair value, which is generally based on dealer price estimates. These contracts are primarily oil and gas commodities contracts.

The table below summarizes the changes in the fair value for non-exchange traded commodity contracts for 2001:

(Dollars in millions)	Asset Positions	Liability Positions
Net fair value of contracts outstanding at January 1, 2001	$ 2,133	$ 1,881
Effects of legally enforceable master netting agreements	8,916	8,916
Gross fair value of contracts outstanding at January 1, 2001	11,049	10,797
Contracts realized or otherwise settled	(8,542)	(8,544)
Fair value of new contracts	3,032	2,699
Other changes in fair value	(1,586)	(1,317)
Gross fair value of contracts outstanding at December 31, 2001	3,953	3,635
Effects of legally enforceable master netting agreements	(2,625)	(2,625)
Net fair value of contracts outstanding at December 31, 2001	$ 1,328	$ 1,010

The Corporation controls and manages its commodity risk through the use of VAR limits. See Tables Twenty-One and Twenty-Two for further details. The following table indicates the maturities of non-exchange traded commodity contracts at December 31, 2001:

(Dollars in millions)	Asset Positions	Liability Positions
Maturity less than 1 year	$ 3,118	$ 2,866
Maturity 1-3 years	304	172
Maturity 4-5 years	179	136
Maturity in excess of 5 years	352	461
Gross fair value of contracts	$ 3,953	$ 3,635
Effects of legally enforceable master netting agreements	(2,625)	(2,625)
Net fair value of contracts	$ 1,328	$ 1,010

Asset and Liability Management Activities

Non-Trading Portfolio

The Corporation's Asset and Liability Management (ALM) process, managed through the Asset and Liability Committee of the Finance Committee, is used to manage interest rate risk through structuring balance sheet portfolios and identifying and linking derivative positions to specific hedged assets and liabilities. Interest rate risk represents the only material market risk exposure to the Corporation's non-trading financial instruments.

To effectively measure and manage interest rate risk, the Corporation uses sophisticated computer simulations that determine the impact on net interest income of numerous interest rate scenarios, balance sheet trends and strategies. These simulations cover the following financial instruments: short-term financial instruments, securities, loans, deposits, borrowings and ALM derivative instruments. These simulations incorporate assumptions about balance sheet dynamics, such as loan and deposit growth and pricing, changes in funding mix and asset and liability repricing and maturity characteristics. Simulations are run under various interest rate scenarios to determine the impact on net income and capital. From these scenarios, interest rate risk is quantified and appropriate strategies are developed and implemented. The overall interest rate risk position and strategies are reviewed on an ongoing basis by senior management. Additionally, duration and market value sensitivity measures are selectively utilized where they provide added value to the overall interest rate risk management process.

The Corporation specifically reviews the impact on net interest income of parallel and non-parallel shifts in the yield curve over different time horizons. At December 31, 2001, the Federal Funds rate was 1.75 percent and our outlook did not anticipate additional easing from the Fed, with continued uncertainty surrounding the timing and extent of future tightenings. As a result, the interest rate risk position of the Corporation was relatively neutral to parallel shifts upward in the yield curve as the impact on net interest income of a 100 basis point parallel shift, up over either two months (rapid) or twelve months (gradual) would be slightly favorable, but less than one percent. While further material declines in interest rates are unlikely, the impact on net interest income of a 100 basis point parallel shift down would be negative three percent.

Table Twenty-Three summarizes the expected maturities, unrealized gains and losses and weighted average effective yields and rates associated with certain of the Corporation's significant non-trading financial instruments. Cash and cash equivalents, time deposits placed and other short-term investments, federal funds sold and purchased, resale and repurchase agreements, commercial paper, other short-term borrowings and foreign deposits, which are similar in nature to other short-term borrowings, are excluded from Table Twenty-Three as their respective carrying values approximate fair values. These financial instruments generally expose the Corporation to insignificant market risk as they have either no stated maturities or an average maturity of less than 30 days and interest rates that approximate market rates. However, these financial instruments could expose the Corporation to interest rate risk by requiring more or less reliance on alternative funding sources, such as long-term debt. Loans held for sale are also excluded as their carrying values approximate their fair values, generally exposing the Corporation to insignificant market risk. For further information on the fair value of financial instruments, see Note Eighteen of the consolidated financial statements. The fair values and expected maturities for ALM derivative instruments used for balance sheet management purposes are presented in Table Twenty-Four.

Table 23 Non-Trading Financial Instruments

December 31, 2001

(Dollars in millions)	Total[3]	Unrealized Gains (Losses)	Expected Maturity 2002	2003	2004	2005	2006	After 2006
Assets[1]								
Available-for-sale securities								
Fixed rate								
Book value	$ 74,849	$ (831)	$ 982	$ 4,751	$9,950	$20,167	$ 11,432	$ 27,567
Weighted average effective yield	6.03%							
Variable rate								
Book value	$ 9,601	188	543	141	189	1,637	39	7,052
Weighted average effective yield	3.12%							
Held-to-maturity securities[2]								
Fixed rate								
Book value	$ 1,001	(40)	21	30	32	15	17	886
Weighted average effective yield	7.52%							
Variable rate								
Book value	$ 48	–	6	6	11	4	1	20
Weighted average effective yield	3.98%							
Loans[2,4]								
Fixed rate								
Book value	$ 113,521	4,573	31,775	15,186	12,416	8,686	6,688	38,770
Weighted average effective yield	7.33%							
Variable rate								
Book value	$196,906	(196)	97,227	29,241	19,065	17,062	8,847	25,464
Weighted average effective yield	5.27%							
Liabilities[1]								
Total deposits[5,6]								
Fixed rate								
Book value	$229,956	(716)	70,973	12,364	13,953	13,544	13,370	105,752
Weighted average effective rate	1.29%							
Variable rate								
Book value	$105,739	(20)	27,464	14,810	12,555	11,489	9,135	30,286
Weighted average effective rate	1.34%							
Long-term debt[7,8]								
Fixed rate								
Book value	$ 34,567	(1,841)	4,613	3,507	5,089	3,185	5,292	12,881
Weighted average effective rate	6.86%							
Variable rate								
Book value	$ 27,899	(224)	8,971	4,430	7,018	2,487	3,836	1,157
Weighted average effective rate	2.35%							
Trust preferred securities[7]								
Fixed rate								
Book value	$ 4,388	(82)	900	350	–	–	2,640	498
Weighted average effective rate	7.89%							
Variable rate								
Book value	$ 1,142	–	400	–	–	–	–	742
Weighted average effective rate	2.96%							

[1] Fixed and variable rate classifications are based on contractual rates and are not modified for the impact of asset and liability management contracts.
[2] Expected maturities reflect the impact of prepayment assumptions.
[3] With the exception of available-for-sale securities, the book value does not include unrealized gains (losses).
[4] Excludes leases.
[5] When measuring and managing market risk associated with domestic deposits, such as savings and demand deposits, the Corporation considers that there is value in its long-term relationships with depositors. The unrealized loss on deposits in this table does not consider the value of these long-term relationships; therefore, only certificates of deposits reflect an unrealized gain or loss.
[6] Excludes foreign time deposits.
[7] Expected maturities of long-term debt and trust preferred securities reflect the Corporation's ability to redeem such debt prior to contractual maturities.
[8] Excludes obligations under capital leases.

Interest Rate and Foreign Exchange Contracts

Risk management interest rate contracts and foreign exchange contracts are utilized in the Corporation's ALM process. The Corporation maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income on hedged variable-rate assets, primarily variable rate commercial loans, and interest expense on hedged variable rate liabilities, primarily short-term time deposits, increases or decreases as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings. See Note Five of the consolidated financial statements for additional information on the Corporation's hedging activities.

Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options, futures and forwards, allow the Corporation to effectively manage its interest rate risk position. In addition, the Corporation uses foreign currency contracts to manage the foreign exchange risk associated with foreign-denominated assets and liabilities, as well as the Corporation's equity investments in foreign subsidiaries. Table Twenty-Four reflects the notional amounts, fair value, weighted average receive and pay rates, expected maturity and estimated duration of the Corporation's ALM derivatives at December 31, 2001 and 2000. Fair values are based on the last repricing and will change in the future primarily based on movements in one-, three- and six-month LIBOR rates. Management believes the fair value of the ALM interest rate and foreign exchange portfolios should be viewed in the context of the overall balance sheet, and the value of any single component of the balance sheet positions should not be viewed in isolation.

Consistent with the Corporation's strategy of managing interest rate sensitivity, the net receive fixed interest rate swap position declined by $5.8 billion to $43.0 billion at December 31, 2001. This reduction primarily occurred in the last half of 2001. Option products in the Corporation's ALM process may include from time to time option collars or spread strategies, which involve the buying and selling of options on the same underlying security or interest rate index. These strategies may involve caps, floors and options on index futures contracts.

The amount of unamortized net realized deferred gains associated with closed ALM swaps was $966 million and $25 million at December 31, 2001 and 2000, respectively. The amount of unamortized net realized deferred gains associated with closed ALM options was $114 million and $95 million at December 31, 2001 and 2000, respectively. The amount of unamortized net realized deferred losses associated with closed ALM futures and forward contracts was $9 million and $15 million at December 31, 2001 and 2000, respectively. There were no unamortized net realized deferred gains or losses associated with closed foreign exchange contracts at December 31, 2001 and 2000. Of these unamortized net realized deferred gains, $1.0 billion was included in accumulated other comprehensive income at December 31, 2001.

Table 24 Asset and Liability Management Interest Rate and Foreign Exchange Contracts
December 31, 2001

(Dollars in millions, average estimated duration in years)	Fair Value	Expected Maturity: Total	2002	2003	2004	2005	2006	After 2006	Average Estimated Duration
Open interest rate contracts									
Total receive fixed swaps	$ 784								4.68
Notional value		$64,472	$ 1,510	$ 266	$10,746	$8,341	$9,608	$34,001	
Weighted average receive rate		5.74%	7.04%	8.27%	5.31%	5.79%	5.37%	5.89%	
Total pay fixed swaps	(322)								2.26
Notional value		$ 21,445	$11,422	$4,319	$ 122	$2,664	$ 60	$ 2,858	
Weighted average pay rate		3.97%	2.61%	4.21%	6.09%	6.77%	5.83%	6.34%	
Basis swaps	–								
Notional value		$ 15,700	$ –	$ –	$ 9,000	$ 500	$4,400	$ 1,800	
Total swaps	462								
Option products	105								
Notional amount		$ 7,000	$ –	$7,000					
Futures and forward rate contracts	–								
Notional amount		$ –							
Total open interest rate contracts	567								
Closed interest rate contracts[1]	1,071								
Net interest rate contract position	1,638								
Open foreign exchange contracts	(285)								
Notional amount		$ 6,968	$ 465	$ 283	$ 576	$1,180	$2,335	$ 2,129	
Total ALM contracts	$1,353								

Table 24 Asset and Liability Management Interest Rate and Foreign Exchange Contracts (continued)
December 31, 2000

(Dollars in millions, average estimated duration in years)	Fair Value	Total	Expected Maturity 2001	2002	2003	2004	2005	After 2005	Average Estimated Duration
Open interest rate contracts									
Total receive fixed swaps	$ 900								3.65
Notional amount		$62,485	$ 4,001	$ 7,011	$9,787	$12,835	$15,853	$12,998	
Weighted average receive rate		6.39%	6.28%	6.71%	5.53%	6.45%	6.76%	6.41%	
Total pay fixed swaps	(529)								5.66
Notional amount		$13,640	$ 1,878	$1,064	$ 114	$ 20	$ 2,584	$ 7,980	
Weighted average pay rate		6.72%	5.86%	6.39%	7.14%	5.85%	7.05%	6.82%	
Basis swaps	(7)								
Notional amount		$ 14,739	$ 576	$1,669	$ 442	$7,700	$ 4,317	$ 35	
Total swaps	364								
Option products	(157)								
Notional amount		$22,477	$ 2,087	$ 868	$1,575	$ 7,882	$ 4,101	$ 5,964	
Futures and forward rate contracts	(52)								
Notional amount		$24,818	$19,068	$5,750	$ –	$ –	$ –	$ –	
Total open interest rate contracts	155								
Closed interest rate contracts[1]	105								
Net interest rate contract position	260								
Open foreign exchange contracts	(199)								
Notional amount		$ 9,373	$ 1,597	$2,091	$ 253	$ 572	$ 2,983	$ 1,877	
Total ALM contracts	$ 61								

(1) Represents the unamortized net realized deferred gains associated with closed contracts. As a result, no notional amount is reflected for expected maturity.

The Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The Corporation has not significantly altered its overall interest rate risk management objective and strategy as a result of adopting SFAS 133. For further information on SFAS 133, see Note One of the consolidated financial statements.

In conducting its mortgage production activities, the Corporation is exposed to interest rate risk for the periods between the loan commitment date and the date the loan is delivered to the secondary market. To manage this risk, the Corporation enters into various financial instruments including forward delivery contracts, Euro dollar futures and option contracts. The notional amount of such contracts was $27.8 billion at December 31, 2001 with associated net unrealized gains of $69 million. At December 31, 2000, the notional amount of such contracts was $9.7 billion with associated net unrealized losses of $53 million. These contracts have an average expected maturity of less than 90 days.

The Corporation manages risk associated with the impact of changes in prepayment rates on certain mortgage banking assets using various financial instruments including purchased options and swaps. The notional amounts of such contracts at December 31, 2001 and 2000 were $65.1 billion and $42.1 billion, respectively. The related unrealized gain was $301 million at December 31, 2001 and the unrealized gain was $424 million at December 31, 2000. The 2001 amounts are included in the Derivative Assets table in Note Five of the consolidated financial statements.

Liquidity Risk Management

The Corporation manages liquidity risk by assessing all on- and off-balance sheet funding demands and alternatives. Funding requirements are impacted by loan repayments and originations, liability settlements and issuances, off-balance sheet funding commitments (including commercial and consumer loans) and the level of asset securitizations utilized by the Corporation. The Corporation also complies with various regulatory guidelines regarding required liquidity levels and periodically monitors its liquidity position in light of the changing economic environment and customer activity. Based on these periodic assessments, the Corporation will alter, as deemed appropriate, its assets and liabilities and off-balance sheet positions. The Corporation currently maintains various shelf registrations with the Securities and Exchange Commission, whereby additional short-term and long-term debt may be issued. See Note Ten of the consolidated financial statements for additional information.

The Corporation employs various liquidity modeling techniques and metrics. Throughout 2001, the Corporation's liquidity position has improved significantly to its best position in many years. A commonly used measure of banking liquidity is the loan to deposit ratio. The Corporation's loan to core deposit ratio was 99 percent and 128 percent at December 31, 2001 and 2000, respectively. The loan to core deposit ratio at December 31, 2001 was the lowest ratio since the Corporation's merger with First Republic Bank Corporation in 1988. In addition, average short-term borrowings decreased $39.0 billion, or 30 percent, in 2001.

Table 25 Selected Quarterly Financial Data

(Dollars in millions, except per share information)	2001 Quarters				2000 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
As Reported								
Income statement								
Net interest income	**$ 5,417**	$ 5,204	$ 5,030	$ 4,639	$ 4,664	$ 4,563	$ 4,617	$ 4,505
Noninterest income	**3,398**	3,429	3,741	3,780	3,328	3,675	3,514	4,065
Total revenue	**8,815**	8,633	8,771	8,419	7,992	8,238	8,131	8,570
Provision for credit losses	**1,401**	1,251	800	835	1,210	435	470	420
Gains (losses) on sales of securities	**393**	97	(7)	(8)	2	11	6	6
Business exit costs	**–**	1,305	–	–	–	–	–	–
Restructuring charges	**–**	–	–	–	–	550	–	–
Other noninterest expense	**5,324**	4,606	4,821	4,654	4,637	4,410	4,413	4,623
Income before income taxes	**2,483**	1,568	3,143	2,922	2,147	2,854	3,254	3,533
Income tax expense	**426**	727	1,120	1,052	762	1,025	1,191	1,293
Net income	**2,057**	841	2,023	1,870	1,385	1,829	2,063	2,240
Performance ratios								
Return on average assets	**1.25%**	.52%	1.24%	1.17%	.81%	1.06%	1.23%	1.38%
Return on average common shareholders' equity	**16.70**	6.78	16.67	15.86	11.57	15.25	17.63	19.59
Total equity to total assets (period-end)	**7.80**	7.83	7.88	8.02	7.42	6.98	6.75	6.90
Total average equity to total average assets	**7.50**	7.66	7.43	7.38	7.03	6.97	7.00	7.07
Dividend payout ratio	**45.53**	106.49	44.35	48.14	65.58	44.83	39.94	37.16
Per common share data								
Earnings	**$ 1.31**	$ .52	$ 1.26	$ 1.16	$ .85	$ 1.11	$ 1.25	$ 1.34
Diluted earnings	**1.28**	.51	1.24	1.15	.85	1.10	1.23	1.33
Cash dividends paid	**.60**	.56	.56	.56	.56	.50	.50	.50
Book value	**31.07**	31.66	30.75	30.47	29.47	28.69	27.82	27.28
Cash basis financial data[1]								
Earnings	**$ 2,270**	$ 1,060	$ 2,246	$ 2,093	$ 1,599	$ 2,044	$ 2,281	$ 2,457
Earnings per common share	**1.45**	.66	1.40	1.30	.98	1.25	1.38	1.47
Diluted earnings per common share	**1.42**	.65	1.38	1.28	.98	1.23	1.36	1.46
Return on average assets	**1.38%**	.65%	1.37%	1.31%	.94%	1.18%	1.36%	1.52%
Return on average common shareholders' equity	**18.43**	8.55	18.52	17.75	13.36	17.01	19.49	21.49
Operating Basis[2]								
Income statement								
Net interest income	**$ 5,417**	$ 5,204	$ 5,030	$ 4,639	$ 4,664	$ 4,563	$ 4,617	$ 4,505
Net interest income (taxable-equivalent basis)	**5,505**	5,290	5,117	4,721	4,758	4,642	4,695	4,576
Noninterest income	**3,398**	3,429	3,741	3,780	3,328	3,675	3,514	4,065
Total revenue	**8,815**	8,633	8,771	8,419	7,992	8,238	8,131	8,570
Total revenue (taxable-equivalent basis)	**8,903**	8,719	8,858	8,501	8,086	8,317	8,209	8,641
Provision for credit losses	**1,401**	856	800	835	1,210	435	470	420
Gains (losses) on sales of securities	**393**	97	(7)	(8)	2	11	6	6
Other noninterest expense	**5,324**	4,606	4,821	4,654	4,637	4,410	4,413	4,623
Income before income taxes	**2,483**	3,268	3,143	2,922	2,147	3,404	3,254	3,533
Income tax expense	**426**	1,177	1,120	1,052	762	1,229	1,191	1,293
Net income	**2,057**	2,091	2,023	1,870	1,385	2,175	2,063	2,240
Average diluted common shares issued and outstanding (in thousands)	**1,602,886**	1,634,063	1,632,964	1,631,099	1,638,863	1,661,031	1,676,089	1,688,318
Performance ratios								
Return on average assets	**1.25%**	1.29%	1.24%	1.17%	.81%	1.26%	1.23%	1.38%
Return on average common shareholders' equity	**16.70**	16.87	16.67	15.86	11.57	18.15	17.63	19.59
Efficiency ratio	**59.80**	52.82	54.44	54.73	57.35	53.01	53.77	53.49
Net interest yield	**3.95**	3.78	3.61	3.39	3.21	3.10	3.23	3.26
Dividend payout ratio	**45.53**	42.79	44.35	48.14	65.58	37.68	39.94	37.16
Shareholder value added	**$ 793**	$ 824	$ 791	$ 679	$ 164	$ 953	$ 878	$ 1,086
Per common share data								
Earnings	**$ 1.31**	$ 1.31	$ 1.26	$ 1.16	$ .85	$ 1.33	$ 1.25	$ 1.34
Diluted earnings	**1.28**	1.28	1.24	1.15	.85	1.31	1.23	1.33
Cash basis financial data[1]								
Earnings	**$ 2,270**	$ 2,310	$ 2,246	$ 2,093	$ 1,599	$ 2,390	$ 2,281	$ 2,457
Earnings per common share	**1.45**	1.44	1.40	1.30	.98	1.46	1.38	1.47
Diluted earnings per common share	**1.42**	1.41	1.38	1.28	.98	1.44	1.36	1.46
Return on average assets	**1.38%**	1.43%	1.37%	1.31%	.94%	1.39%	1.36%	1.52%
Return on average common shareholders' equity	**18.43**	18.64	18.52	17.75	13.36	19.94	19.49	21.49
Efficiency ratio	**57.40**	50.32	51.92	52.11	54.70	50.43	51.12	50.98
Average balance sheet								
Total loans and leases	**$333,354**	$357,726	$383,500	$387,889	$399,549	$402,763	$391,404	$376,584
Total assets	**651,797**	642,184	655,557	648,698	677,458	685,017	672,588	651,019
Total deposits	**368,171**	363,328	363,348	355,618	357,554	356,734	353,426	345,374
Common shareholders' equity	**48,850**	49,134	48,640	47,794	47,565	47,660	47,036	45,953
Total shareholders' equity	**48,916**	49,202	48,709	47,866	47,639	47,735	47,112	46,030
Risk-based capital ratios (period-end)								
Tier 1 capital	**8.30%**	7.95%	7.90%	7.65%	7.50%	7.32%	7.40%	7.42%
Total capital	**12.67**	12.12	12.09	11.84	11.04	10.80	11.03	11.00
Leverage ratio	**6.56**	6.59	6.50	6.41	6.12	6.06	6.11	6.17
Market price per share of common stock								
Closing	**$ 62.95**	$ 58.40	$ 60.03	$ 54.75	$ 45.88	$ 52.38	$ 43.00	$ 52.44
High	**64.99**	65.54	62.18	55.94	54.75	57.63	61.00	55.19
Low	**52.10**	50.25	48.65	45.00	36.31	43.63	42.98	42.31

[1] Cash basis calculations exclude goodwill and other intangible amortization expense.

[2] Operating basis excludes provision for credit losses of $395 million and noninterest expense of $1,305 million related to the exit of certain consumer finance businesses in the third quarter of 2001 and restructuring charges of $550 million in the third quarter of 2000.

Table 26 Quarterly Average Balances and Interest Rates – Taxable-Equivalent Basis

(Dollars in millions)	Fourth Quarter 2001 Average Balance	Interest Income/ Expense	Yield/ Rate
Earning assets			
Time deposits placed and other short-term investments	$ 7,255	$ 64	3.47%
Federal funds sold and securities purchased under agreements to resell	38,825	253	2.60
Trading account assets	67,535	920	5.43
Securities[1]	71,454	1,090	6.10
Loans and leases[2]:			
Commercial – domestic	121,399	2,138	6.99
Commercial – foreign	23,789	278	4.63
Commercial real estate – domestic	23,051	316	5.45
Commercial real estate – foreign	375	4	4.49
Total commercial	168,614	2,736	6.44
Residential mortgage	78,366	1,385	7.05
Home equity lines	22,227	340	6.07
Direct/Indirect consumer	38,074	752	7.83
Consumer finance	5,324	127	9.55
Bankcard	18,656	498	10.58
Foreign consumer	2,093	21	4.02
Total consumer	164,740	3,123	7.54
Total loans and leases	333,354	5,859	6.99
Other earning assets	36,782	707	7.67
Total earning assets[3]	555,205	8,893	6.37
Cash and cash equivalents	23,182		
Other assets, less allowance for credit losses	73,410		
Total assets	$ 651,797		
Interest-bearing liabilities			
Domestic interest-bearing deposits:			
Savings	$ 20,132	42	0.83
NOW and money market deposit accounts	121,758	426	1.39
Consumer CDs and IRAs	71,895	898	4.96
Negotiable CDs, public funds and other time deposits	5,196	44	3.39
Total domestic interest-bearing deposits	218,981	1,410	2.56
Foreign interest-bearing deposits[4]:			
Banks located in foreign countries	20,771	170	3.22
Governments and official institutions	2,965	20	2.74
Time, savings and other	21,858	113	2.06
Total foreign interest-bearing deposits	45,594	303	2.63
Total interest-bearing deposits	264,575	1,713	2.57
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	87,291	700	3.18
Trading account liabilities	29,921	268	3.55
Long-term debt[5]	68,141	707	4.15
Total interest-bearing liabilities[6]	449,928	3,388	2.99
Noninterest-bearing sources:			
Noninterest-bearing deposits	103,596		
Other liabilities	49,357		
Shareholders' equity	48,916		
Total liabilities and shareholders' equity	$ 651,797		
Net interest spread			3.38
Impact of noninterest-bearing sources			.57
Net interest income/yield on earning assets		$ 5,505	3.95%

(1) The average balance and yield on securities are based on the average of historical amortized cost balances.
(2) Nonperforming loans are included in the respective average loan balances. Income on such nonperforming loans is recognized on a cash basis.
(3) Interest income includes taxable-equivalent basis adjustments of $88, $86, $87 and $82 in the fourth, third, second and first quarters of 2001 and $94 in the fourth quarter of 2000, respectively. Interest income also includes the impact of risk management interest rate contracts, which increased (decreased) interest income on the underlying assets $473, $284, $194 and $27 in the fourth, third, second and first quarters of 2001 and $(31) in the fourth quarter of 2000, respectively. These amounts were substantially offset by corresponding decreases or increases in the income earned on the underlying assets. For further information on interest rate contracts, see "Asset and Liability Management Activities" beginning on page 67.
(4) Primarily consists of time deposits in denominations of $100,000 or more.
(5) Long-term debt includes trust preferred securities.
(6) Interest expense includes the impact of risk management interest rate contracts, which (increased) decreased interest expense on the underlying liabilities $(40), $31, $49 and $23 in the fourth, third, second and first quarters of 2001 and $(7) in the fourth quarter of 2000, respectively. These amounts were substantially offset by corresponding decreases or increases in the interest paid on the underlying liabilities. For further information on interest rate contracts, see "Asset and Liability Management Activities" beginning on page 67.

Third Quarter 2001			Second Quarter 2001			First Quarter 2001			Fourth Quarter 2000		
Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
$ 5,881	$ 71	4.84%	$ 7,085	$ 81	4.58%	$ 6,675	$ 102	6.17%	$ 5,663	$ 99	6.96%
36,133	321	3.54	33,859	405	4.79	31,903	435	5.48	37,936	551	5.79
68,258	937	5.46	67,311	944	5.62	62,491	852	5.49	53,251	758	5.68
58,930	902	6.12	55,719	909	6.53	55,221	860	6.26	79,501	1,205	6.05
129,673	2,343	7.17	139,096	2,585	7.45	144,404	2,813	7.90	147,336	3,034	8.19
25,267	353	5.54	27,449	421	6.14	29,540	515	7.06	30,408	560	7.32
24,132	395	6.50	25,293	459	7.28	25,989	530	8.27	27,220	622	9.09
366	5	5.78	352	5	6.64	300	6	7.82	264	6	8.44
179,438	3,096	6.85	192,190	3,470	7.24	200,233	3,864	7.82	205,228	4,222	8.18
80,526	1,457	7.22	84,346	1,546	7.34	82,710	1,532	7.43	92,679	1,733	7.47
22,115	394	7.06	21,958	424	7.75	21,744	467	8.71	21,117	483	9.11
39,481	753	7.56	40,117	736	7.35	40,461	784	7.86	40,390	843	8.30
16,358	359	8.77	26,843	608	9.06	25,947	589	9.08	25,592	570	8.91
17,632	493	11.11	15,755	445	11.32	14,464	443	12.41	12,295	384	12.43
2,176	28	5.28	2,291	35	6.20	2,330	43	7.54	2,248	48	8.49
178,288	3,484	7.78	191,310	3,794	7.94	187,656	3,858	8.29	194,321	4,061	8.34
357,726	6,580	7.31	383,500	7,264	7.59	387,889	7,722	8.05	399,549	8,283	8.26
30,180	597	7.89	20,154	409	8.11	17,248	352	8.28	14,828	335	9.00
557,108	9,408	6.72	567,628	10,012	7.07	561,427	10,323	7.42	590,728	11,231	7.58
20,753			23,232			23,020			23,458		
64,323			64,697			64,251			63,272		
$642,184			$655,557			$648,698			$677,458		
$ 20,076	53	1.04	$ 20,222	57	1.14	$ 20,406	61	1.21	$22,454	80	1.42
116,638	588	2.00	113,031	676	2.40	107,015	808	3.06	101,376	788	3.09
73,465	918	4.95	74,777	969	5.20	77,772	1,068	5.57	78,298	1,105	5.62
5,085	57	4.44	6,005	81	5.37	7,137	108	6.16	7,570	127	6.68
215,264	1,616	2.98	214,035	1,783	3.34	212,330	2,045	3.91	209,698	2,100	3.98
24,097	257	4.22	24,395	294	4.82	24,358	332	5.53	26,223	424	6.43
3,533	35	3.90	3,983	45	4.53	3,993	52	5.27	5,884	61	4.14
23,847	189	3.16	23,545	241	4.13	22,506	284	5.11	24,064	339	5.62
51,477	481	3.71	51,923	580	4.49	50,857	668	5.32	56,171	824	5.84
266,741	2,097	3.12	265,958	2,363	3.57	263,187	2,713	4.18	265,869	2,924	4.38
89,042	869	3.87	98,898	1,221	4.95	94,792	1,377	5.89	122,680	1,942	6.30
30,913	285	3.66	30,710	312	4.07	28,407	290	4.14	27,548	285	4.13
67,267	867	5.15	69,416	999	5.76	73,752	1,222	6.63	73,041	1,322	7.24
453,963	4,118	3.61	464,982	4,895	4.22	460,138	5,602	4.92	489,138	6,473	5.27
96,587			97,390			92,431			91,685		
42,432			44,476			48,263			48,996		
49,202			48,709			47,866			47,639		
$642,184			$655,557			$648,698			$677,458		
		3.11			2.85			2.50			2.31
		.67			.76			.89			.90
	$5,290	3.78%		$ 5,117	3.61%		$ 4,721	3.39%		$ 4,758	3.21%

2000 Compared to 1999

The following discussion and analysis provides a comparison of the Corporation's results of operations for the years ended December 31, 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements and related notes on pages 78 through 119.

Overview

Net income totaled $7.5 billion, or $4.52 per common share (diluted), in 2000 compared to $7.9 billion, or $4.48 per common share (diluted), in 1999. The return on average common shareholders' equity was 15.96 percent, a decrease of 97 basis points.

The Corporation's operating earnings, which excluded merger and restructuring charges, totaled $7.9 billion, or $4.72 per common share (diluted), in 2000 compared to $8.2 billion, or $4.68 per common share (diluted) in 1999. Excluding merger and restructuring charges, the return on average common shareholders' equity decreased 100 basis points to 16.70 percent in 2000. SVA, excluding merger and restructuring charges, decreased $463 million to $3.1 billion in 2000.

Business Segment Operations

Consumer and Commercial Banking

Revenue remained essentially unchanged at $20.0 billion, as growth in noninterest income was offset by a decline in net interest income. Net interest income declined $231 million, or two percent, to $12.6 billion as loan growth was offset by spread compression. Strong card income growth and higher service charges were partially offset by lower mortgage banking income, resulting in a $196 million, or three percent, increase in noninterest income. Cash basis earnings remained essentially flat at $5.2 billion. SVA increased $121 million, or four percent, driven by the decline in the cost of capital.

Asset Management

Revenue increased $190 million, or eight percent, driven by increases in both net interest income and noninterest income. Net interest income increased $56 million, or nine percent, due to strong loan growth in the commercial loan portfolio. The $134 million, or eight percent, increase in noninterest income was primarily due to increased investment and brokerage fees driven by new asset management business and market growth combined with productivity increases in consumer brokerage, partially offset by gains in 1999 on the disposition of certain businesses. Cash basis earnings increased $109 million, or 21 percent, primarily driven by higher revenue. SVA increased $110 million, or 35 percent, driven by the increase in cash basis earnings.

Global Corporate and Investment Banking

Revenue increased $658 million, or nine percent, driven by increases in both net interest income and noninterest income. Net interest income increased $318 million, or nine percent, as a result of higher trading-related activities and increases in the commercial – domestic loan portfolio. The $340 million, or eight percent, increase in noninterest income was due to continued growth in equities and equity derivatives trading, equity underwriting and advisory services. Cash basis earnings decreased $163 million, or eight percent, as the increase in revenue was more than offset by increases in the provision for credit losses and noninterest expense. The provision for credit losses increased $538 million due to credit quality deterioration in the commercial – domestic loan portfolio. Noninterest expense increased $357 million, or eight percent, primarily from higher revenue-related incentive compensation and costs related to the rationalization of operations in Colombia and Venezuela. SVA declined $182 million, or 35 percent, primarily driven by the decline in cash basis earnings.

Equity Investments

Revenue increased $174 million, or 25 percent, as the increase in noninterest income more than offset the decrease in net interest income. Net interest income, which primarily consists of the funding cost associated with the carrying value of investments, decreased $56 million. Equity investment gains increased $247 million to $993 million, with $832 million in Principal Investing and $161 million in the strategic investments portfolio. Cash basis earnings increased $130 million as a result of the increase in revenue. SVA increased $71 million, as the increase in cash basis earnings was partially offset by an increase in the cost of capital.

Net Interest Income

Net interest income on a taxable-equivalent basis increased $329 million to $18.7 billion. Managed loan growth, particularly in consumer products, and higher levels of customer-based deposits and equity were partially offset by spread compression, the cost of share repurchases and a decrease in auto lease financing contributions.

The net interest yield decreased 25 basis points to 3.20 percent in 2000 compared to 3.45 percent in 1999, mainly due to spread compression, the cost of share repurchases and deterioration in auto lease residual values.

Noninterest Income

Noninterest income increased three percent to $14.6 billion in 2000 compared to $14.2 billion in 1999, primarily reflecting higher levels of trading account profits, card income, equity investment gains, service charges, investment and brokerage services and investment banking income, partially offset by declines in other income and mortgage banking income.

Provision for Credit Losses

The provision for credit losses was $2.5 billion in 2000 compared to $1.8 billion in 1999. The increase in the provision for credit losses was primarily due to an increase in net charge-offs. Net charge-offs were $2.4 billion in 2000 compared to $2.0 billion in 1999. The increase was primarily driven by deterioration of credit quality in the commercial – domestic loan portfolio and overall portfolio growth.

Noninterest Expense

Noninterest expense remained essentially unchanged at $18.6 billion in 2000 as increases due to inflation and business growth were offset by productivity and investment initiatives.

Income Taxes

The Corporation's income tax expense for both 2000 and 1999 was $4.3 billion. The effective tax rates for 2000 and 1999 were 36.2 percent and 35.5 percent, respectively.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 was effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 became effective for the Corporation on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill be recorded at the reporting unit level. Reporting units are defined as an operating segment or one level below. The Corporation has determined its reporting units and assigned goodwill to them. The Corporation has evaluated the lives of intangible assets as required by SFAS 142 and determined that no change will be made regarding lives upon adoption. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. The impairment test will be performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Management does not anticipate that an impairment charge will be recorded as a result of the adoption of SFAS 142. Based on amortization expense recorded in 2001, the Corporation estimates that the elimination of goodwill amortization expense will increase net income by approximately $600 million, or approximately $0.37 per common share (diluted).

In June 2001, the FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial condition.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial condition.

Report of Management

The management of Bank of America Corporation is responsible for the preparation, integrity and objectivity of the consolidated financial statements of the Corporation. The consolidated financial statements and notes have been prepared by the Corporation in accordance with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly the Corporation's financial position and results of operations. The financial information contained elsewhere in this report is consistent with that in the consolidated financial statements. The financial statements and other financial information in this report include amounts that are based on management's best estimates and judgments giving due consideration to materiality.

The Corporation maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Management recognizes that even a highly effective internal control system has inherent risks, including the possibility of human error and the circumvention or overriding of controls, and that the effectiveness of an internal control system can change with circumstances. However, management believes that the internal control system provides reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or would be detected on a timely basis and corrected through the normal course of business. As of December 31, 2001, management believes that the internal controls are in place and operating effectively.

The Internal Audit Division of the Corporation reviews, evaluates, monitors and makes recommendations on both administrative and accounting control and acts as an integral, but independent, part of the system of internal controls.

The independent accountants were engaged to perform an independent audit of the consolidated financial statements. In determining the nature and extent of their auditing procedures, they have evaluated the Corporation's accounting policies and procedures and the effectiveness of the related internal control system. An independent audit provides an objective review of management's responsibility to report operating results and financial condition. Their report appears on page 77.

The Board of Directors discharges its responsibility for the Corporation's consolidated financial statements through its Audit Committee. The Audit Committee meets periodically with the independent accountants, internal auditors and management. Both the independent accountants and internal auditors have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.

Kenneth D. Lewis
Chairman of the Board and Chief Executive Officer

James H. Hance, Jr.
Vice Chairman and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of Bank of America Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Bank of America Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
January 18, 2002

Consolidated Statement of Income

Bank of America Corporation and Subsidiaries

(Dollars in millions, except per share information)	Year Ended December 31		
	2001	2000	1999
Interest income			
Interest and fees on loans and leases	$ 27,166	$ 31,818	$ 27,588
Interest and dividends on securities	3,706	5,006	4,708
Federal funds sold and securities purchased under agreements to resell	1,414	2,354	1,666
Trading account assets	3,623	2,725	2,077
Other interest income	2,384	1,262	1,174
Total interest income	38,293	43,165	37,213
Interest expense			
Deposits	8,886	11,007	9,002
Short-term borrowings	4,167	7,957	5,826
Trading account liabilities	1,155	892	658
Long-term debt	3,795	4,960	3,600
Total interest expense	18,003	24,816	19,086
Net interest income	20,290	18,349	18,127
Noninterest income			
Consumer service charges	2,866	2,654	2,550
Corporate service charges	2,078	1,889	1,790
Total service charges	4,944	4,543	4,340
Consumer investment and brokerage services	1,546	1,466	1,334
Corporate investment and brokerage services	566	463	414
Total investment and brokerage services	2,112	1,929	1,748
Mortgage banking income	593	512	648
Investment banking income	1,579	1,512	1,411
Equity investment gains	291	1,054	833
Card income	2,421	2,229	2,006
Trading account profits[1]	1,842	1,923	1,605
Other income	566	880	1,588
Total noninterest income	14,348	14,582	14,179
Total revenue	34,638	32,931	32,306
Provision for credit losses	4,287	2,535	1,820
Gains on sales of securities	475	25	240
Noninterest expense			
Personnel	9,829	9,400	9,308
Occupancy	1,774	1,682	1,627
Equipment	1,115	1,173	1,346
Marketing	682	621	537
Professional fees	564	452	630
Amortization of intangibles	878	864	888
Data processing	776	667	763
Telecommunications	484	527	549
Other general operating	2,687	2,114	1,820
General administrative and other	615	583	518
Business exit costs	1,305	–	–
Merger and restructuring charges	–	550	525
Total noninterest expense	20,709	18,633	18,511
Income before income taxes	10,117	11,788	12,215
Income tax expense	3,325	4,271	4,333
Net income	$ 6,792	$ 7,517	$ 7,882
Net income available to common shareholders	$ 6,787	$ 7,511	$ 7,876
Per share information			
Earnings per common share	$ 4.26	$ 4.56	$ 4.56
Diluted earnings per common share	$ 4.18	$ 4.52	$ 4.48
Dividends per common share	$ 2.28	$ 2.06	$ 1.85
Average common shares issued and outstanding (in thousands)	1,594,957	1,646,398	1,726,006

[1] Trading account profits for 2001 included the $83 million transition adjustment loss resulting from the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) on January 1, 2001.

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet

Bank of America Corporation and Subsidiaries

(Dollars in millions)	December 31 2001	2000
Assets		
Cash and cash equivalents	**$ 26,837**	$ 27,513
Time deposits placed and other short-term investments	**5,932**	5,448
Federal funds sold and securities purchased under agreements to resell (includes **$27,910** and $24,622 pledged as collateral)	**28,108**	28,055
Trading account assets (includes **$22,550** and $21,216 pledged as collateral)	**47,344**	43,041
Derivative assets	**22,147**	15,534
Securities:		
Available-for-sale (includes **$37,422** and $40,674 pledged as collateral)	**84,450**	64,651
Held-to-maturity, at cost (market value – **$1,009** and $1,133)	**1,049**	1,187
Total securities	**85,499**	65,838
Loans and leases	**329,153**	392,193
Allowance for credit losses	**(6,875)**	(6,838)
Loans and leases, net of allowance for credit losses	**322,278**	385,355
Premises and equipment, net	**6,414**	6,433
Interest receivable	**2,800**	4,432
Mortgage banking assets	**3,886**	3,762
Goodwill	**10,854**	11,643
Core deposits and other intangibles	**1,294**	1,499
Other assets	**58,371**	43,638
Total assets	**$621,764**	$ 642,191
Liabilities		
Deposits in domestic offices:		
Noninterest-bearing	**$112,064**	$ 98,722
Interest-bearing	**220,703**	211,978
Deposits in foreign offices:		
Noninterest-bearing	**1,870**	1,923
Interest-bearing	**38,858**	51,621
Total deposits	**373,495**	364,244
Federal funds purchased and securities sold under agreements to repurchase	**47,727**	49,411
Trading account liabilities	**19,452**	20,947
Derivative liabilities	**14,868**	22,402
Commercial paper	**1,558**	6,955
Other short-term borrowings	**20,659**	35,243
Accrued expenses and other liabilities	**27,459**	22,859
Long-term debt	**62,496**	67,547
Trust preferred securities	**5,530**	4,955
Total liabilities	**573,244**	594,563
Commitments and contingencies (Notes Twelve and Fifteen)		
Shareholders' equity		
Preferred stock, $0.01 par value; authorized – 100,000,000 shares; issued and outstanding – **1,514,478** and 1,692,172 shares	**65**	72
Common stock, $0.01 par value; authorized – 5,000,000,000 shares; issued and outstanding – **1,559,297,220** and 1,613,632,036 shares	**5,076**	8,613
Retained earnings	**42,980**	39,815
Accumulated other comprehensive income (loss)	**437**	(746)
Other	**(38)**	(126)
Total shareholders' equity	**48,520**	47,628
Total liabilities and shareholders' equity	**$621,764**	$ 642,191

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

Bank of America Corporation and Subsidiaries

(Dollars in millions, shares in thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)[1]	Other	Total Share-holders' Equity	Comprehensive Income
Balance, December 31, 1998	$83	1,724,484	$14,837	$30,998	$ 152	$ (132)	$45,938	
Net income				7,882			7,882	$ 7,882
Other comprehensive loss, net of tax:								
Net unrealized losses on available-for-sale and marketable equity securities					(2,773)		(2,773)	(2,773)
Net unrealized losses on foreign currency translation adjustments					(37)		(37)	(37)
Comprehensive income								$ 5,072
Cash dividends:								
Common				(3,193)			(3,193)	
Preferred				(6)			(6)	
Common stock issued under employee plans		30,501	1,423			(265)	1,158	
Common stock repurchased		(78,000)	(4,858)				(4,858)	
Conversion of preferred stock	(6)	284	6					
Other		4	263			58	321	
Balance, December 31, 1999	$77	1,677,273	$ 11,671	$35,681	$(2,658)	$ (339)	$44,432	
Net income				7,517			7,517	$ 7,517
Other comprehensive income, net of tax:								
Net unrealized gains on available-for-sale and marketable equity securities					1,910		1,910	1,910
Net unrealized gains on foreign currency translation adjustments					2		2	2
Comprehensive income								$ 9,429
Cash dividends:								
Common				(3,382)			(3,382)	
Preferred				(6)			(6)	
Common stock issued under employee plans		3,781	68			226	294	
Common stock repurchased		(67,577)	(3,256)				(3,256)	
Conversion of preferred stock	(5)	177	5					
Other		(22)	125	5		(13)	117	
Balance, December 31, 2000	$72	1,613,632	$ 8,613	$39,815	$ (746)	$ (126)	$47,628	
Net income				6,792			6,792	$ 6,792
Other comprehensive income, net of tax:								
Net unrealized gains on available-for-sale and marketable equity securities					80		80	80
Net unrealized gains on foreign currency translation adjustments					15		15	15
Net gains on derivatives					1,088		1,088	1,088
Comprehensive income								$ 7,975
Cash dividends:								
Common				(3,627)			(3,627)	
Preferred				(5)			(5)	
Common stock issued under employee plans		27,301	1,059			62	1,121	
Common stock repurchased		(81,939)	(4,716)				(4,716)	
Conversion of preferred stock	(7)	298	7					
Other		5	113	5		26	144	
Balance, December 31, 2001	$65	1,559,297	$ 5,076	$42,980	$ 437	$ (38)	$48,520	

[1] Accumulated Other Comprehensive Income (Loss) consists of the after-tax valuation allowance for available-for-sale and marketable equity securities of $(480), $(560) and $(2,470) at December 31, 2001, 2000, and 1999, respectively; foreign currency translation adjustments of $(171), $(186) and $(188) at December 31, 2001, 2000, and 1999, respectively; and net gains on derivatives of $1,088 at December 31, 2001.

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

Bank of America Corporation and Subsidiaries

(Dollars in millions)	Year Ended December 31 2001	2000	1999
Operating activities			
Net income	$ 6,792	$ 7,517	$ 7,882
Reconciliation of net income to net cash provided by (used in) operating activities:			
Provision for credit losses	4,287	2,535	1,820
Gains on sales of securities	(475)	(25)	(240)
Business exit costs	1,305	–	–
Merger and restructuring charges	–	550	525
Depreciation and premises improvements amortization	854	920	1,029
Amortization of intangibles	878	864	888
Deferred income tax (benefit) expense	(563)	647	2,459
Net (increase) decrease in trading and hedging instruments	(19,865)	2,119	7,640
Net (increase) decrease in interest receivable	1,632	(658)	(51)
Net (increase) decrease in other assets	(10,911)	(10,055)	2,611
Net increase (decrease) in interest payable	(1,254)	575	332
Net increase (decrease) in accrued expenses and other liabilities	6,323	1,234	(13,326)
Other operating activities, net	(1,829)	(2,489)	(1,746)
Net cash provided by (used in) operating activities	(12,826)	3,734	9,823
Investing activities			
Net (increase) decrease in time deposits placed and other short-term investments	(484)	(685)	1,625
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	(53)	9,857	(10,782)
Proceeds from sales of available-for-sale securities	125,824	34,671	38,587
Proceeds from maturities of available-for-sale securities	11,722	6,396	10,003
Purchases of available-for-sale securities	(126,537)	(19,132)	(48,917)
Proceeds from maturities of held-to-maturity securities	145	380	575
Proceeds from sales and securitizations of loans and leases	10,781	15,751	15,717
Other changes in loans and leases, net	18,201	(43,070)	(32,302)
Purchases and originations of mortgage banking assets	(1,148)	(208)	(2,258)
Net purchases of premises and equipment	(835)	(642)	(465)
Proceeds from sales of foreclosed properties	353	260	350
(Acquisition) and divestiture of business activities, net	(417)	843	(1,212)
Net cash provided by (used in) investing activities	37,552	4,421	(29,079)
Financing activities			
Net increase (decrease) in deposits	9,251	17,155	(8,299)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(1,684)	(25,150)	7,018
Net increase (decrease) in commercial paper and other short-term borrowings	(19,981)	(5,376)	16,214
Proceeds from issuance of long-term debt	14,853	23,451	17,630
Retirement of long-term debt	(20,619)	(11,078)	(7,763)
Proceeds from issuance of common stock	1,121	294	1,158
Common stock repurchased	(4,716)	(3,256)	(4,858)
Cash dividends paid	(3,632)	(3,388)	(3,199)
Other financing activities, net	62	(218)	12
Net cash provided by (used in) financing activities	(25,345)	(7,566)	17,913
Effect of exchange rate changes on cash and cash equivalents	(57)	(65)	55
Net increase (decrease) in cash and cash equivalents	(676)	524	(1,288)
Cash and cash equivalents at January 1	27,513	26,989	28,277
Cash and cash equivalents at December 31	$26,837	$ 27,513	$ 26,989
Supplemental cash flow disclosures			
Cash paid for interest	$19,257	$ 24,241	$ 18,754
Cash paid for income taxes	3,121	2,130	1,595

Net loans and leases transferred to (from) loans held for sale amounted to $428 and $(247) in 2001 and 2000, respectively. There were no transfers during 1999.
Loans transferred to foreclosed properties amounted to $533, $380 and $305 in 2001, 2000 and 1999, respectively.
Loans and loans held for sale securitized and retained in the available-for-sale securities portfolio amounted to $29,985, $2,483 and $6,682 in 2001, 2000 and 1999, respectively.
There were no material noncash assets acquired or liabilities assumed in acquisitions in 2001 and 2000. The fair value of noncash assets acquired and liabilities assumed in acquisitions during 1999 was approximately $1,557 and $74, respectively, net of cash acquired.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Bank of America Corporation and Subsidiaries

Bank of America Corporation (the Corporation) is a Delaware corporation, a bank holding company and a financial holding company. Through its banking and nonbanking subsidiaries, the Corporation provides a diverse range of financial services and products throughout the U.S. and in selected international markets. At December 31, 2001, the Corporation operated its banking activities primarily under two charters: Bank of America, N.A. and Bank of America, N.A. (USA).

Note 1 Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Results of operations of companies purchased are included from the dates of acquisition. Certain prior period amounts have been reclassified to conform to current year classifications. Assets held in an agency or fiduciary capacity are not included in the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in these notes as applicable.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133," and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133," was adopted by the Corporation on January 1, 2001. The impact of adopting SFAS 133 to net income was a loss of $52 million (net of related income tax benefits of $31 million), and a net transition gain of $9 million (net of related income taxes of $5 million) included in other comprehensive income on January 1, 2001. Because the transition adjustment was not material to the Corporation's overall results, the before-tax charge to earnings was included in trading account profits in noninterest income rather than shown separately as the cumulative effect of an accounting change. Further, the initial adoption of SFAS 133 resulted in the Corporation recognizing on the balance sheet $577 million of derivative assets and $514 million of derivative liabilities.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125" (SFAS 140). SFAS 140 was effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS 140 did not have a material impact on the Corporation's results of operations or financial condition.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 was effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 became effective for the Corporation on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill be recorded at the reporting unit level. Reporting units are defined as an operating segment or one level below. The Corporation has determined its reporting units and assigned goodwill to them. The Corporation has evaluated the lives of intangible assets as required by SFAS 142 and determined that no change will be made regarding lives upon adoption. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. The impairment test will be performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Management does not anticipate that an impairment charge will be recorded as a result of the adoption of SFAS 142. Based on amortization expense recorded in 2001, the Corporation estimates that the elimination of goodwill amortization expense will increase net income by approximately $600 million, or approximately $0.37 per common share (diluted).

In June 2001, the FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial condition.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial condition.

Cash and Cash Equivalents

Cash on hand, cash items in the process of collection and amounts due from correspondent banks and the Federal Reserve Bank are included in cash and cash equivalents.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The Corporation's policy is to obtain the use of securities purchased under agreements to resell. The market value of the underlying securities, which collateralize the related receivable on agreements to resell, is monitored, including accrued interest, and additional collateral is requested when deemed appropriate.

Collateral

The Corporation has accepted collateral that it is permitted by contract or custom to sell or repledge. At December 31, 2001, the fair value of this collateral was approximately $30.4 billion of which $21.5 billion was sold or repledged. At December 31, 2000, the fair value of this collateral was approximately $25.1 billion of which $22.7 billion was sold or repledged. The primary source of this collateral is reverse repurchase agreements. The Corporation pledges securities as collateral in transactions that are primarily repurchase agreements, public and trust deposits, treasury tax and loan and other short-term borrowings. This collateral can be sold or repledged by the counterparties to the transactions.

In addition, the Corporation obtains collateral in connection with its derivative activities. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Corporation accepts collateral in the form of cash, U.S. Treasury securities and other marketable securities.

Trading Instruments

Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in trading account profits.

Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements which allow the Corporation to settle positive and negative positions with the same counterparty on a net basis. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The Corporation designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in the Corporation's trading portfolio with changes in fair value reflected in trading account profits.

The Corporation uses its derivatives designated for hedging activities as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. The Corporation primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Corporation's exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate volatility. Cash flow hedges are used to minimize the variability in cash flows of interest-bearing assets or liabilities or anticipated transactions caused by interest rate fluctuations. Changes in the fair value of derivatives designated for hedging activities that are highly effective as hedges are recorded in earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge, respectively. A highly effective hedging relationship is one in which the Corporation achieves offsetting changes in fair value or cash flows between 80 percent and 120 percent for the risk being hedged. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings. SFAS 133 retains certain concepts under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," (SFAS 52) for foreign currency exchange hedging. Consistent with SFAS 52, the Corporation records changes in the fair value of derivatives used as hedges of the net investment in foreign operations as a component of other comprehensive income.

The Corporation occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. To the extent that the Corporation cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value on the balance sheet with changes in fair value reflected in earnings.

The Corporation formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. Additionally, the Corporation uses regression analysis at the hedge's inception and quarterly thereafter to assess whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value or cash flows of the hedged items. The Corporation discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value in earnings.

If a derivative instrument in a fair value hedge is terminated or the hedge designation removed, the difference between a hedged item's then carrying amount and its face amount is recognized into income over the original hedge period. Similarly, if a derivative instrument in a cash flow hedge is terminated or the hedge designation removed, related amounts accumulated in other comprehensive income are reclassified into earnings in the same period during which the hedged item affects income.

Securities

Debt securities are classified based on management's intention on the date of purchase. Debt securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses included in trading account profits. All other debt securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis.

Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income. Realized gains and losses from the sales of securities are determined using the specific identification method.

Marketable equity securities, which are included in other assets, are carried at fair value. Net unrealized gains and losses are included in shareholders' equity, net of tax; income is included in noninterest income. Venture capital investments for which there are active market quotes are carried at estimated fair value, subject to liquidity discounts, sales restrictions or regulatory rules. Net unrealized gains and losses are recorded in noninterest income. Venture capital investments for which there are not active market quotes are initially valued at cost. Subsequently, these investments are adjusted to reflect changes in valuation as a result of initial public offerings or other-than-temporary declines in value.

Loans and Leases

Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans and premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income, discounts and premiums are amortized to income using methods that approximate the interest method.

The Corporation provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income. Leveraged leases, which are a form of financing lease, are carried net of nonrecourse debt. Unearned income on leveraged and direct financing leases is amortized over the lease terms by methods that approximate the interest method.

Allowance for Credit Losses

The allowance for credit losses is management's estimate of probable incurred credit losses in the lending portfolios. Additions to the allowance for credit losses are made by charges to the provision for credit losses. Credit exposures deemed to be uncollectible are charged against the allowance for credit losses. Recoveries of previously charged off amounts are credited to the allowance for credit losses.

The Corporation performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer loans, is based on aggregated portfolio segment evaluations generally by loan type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Corporation's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on nonperforming loans in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114)) result in the estimation of specific allowances for credit losses.

If necessary, an allowance for credit losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with

SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a valuation allowance is established as a component of the allowance for credit losses.

Portions of the allowance for credit losses are assigned to cover the estimated probable incurred credit losses in each loan and lease category based on the results of the Corporation's detail review process described above. The assigned portion continues to be weighted toward the commercial loan portfolio, which reflects a higher level of nonperforming loans and the potential for higher individual losses. The remaining or unassigned portion of the allowance for credit losses, determined separately from the procedures outlined above, addresses certain industry and geographic concentrations, including global economic conditions. This procedure helps to minimize the risk related to the margin of imprecision inherent in the estimation of the assigned allowance for credit losses. Due to the subjectivity involved in the determination of the unassigned portion of the allowance for credit losses, the relationship of the unassigned component to the total allowance for credit losses may fluctuate from period to period. Management evaluates the adequacy of the allowance for credit losses based on the combined total of the assigned and unassigned components.

Nonperforming Loans

Commercial loans and leases that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, are generally classified as nonperforming loans unless well-secured and in the process of collection. Loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties are classified as nonperforming until the loan is performing for an adequate period of time under the restructured agreement. Interest accrued but not collected is reversed when a commercial loan is classified as nonperforming. Interest collections on commercial nonperforming loans and leases for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Credit card loans are charged off at 180 days past due or 60 days from notification of bankruptcy filing and are not classified as nonperforming. Unsecured loans and deficiencies in personal property secured loans are charged off at 120 days past due and not classified as nonperforming. Real estate secured consumer loans are classified as nonperforming at 90 days past due. The amount deemed uncollectible on real estate secured loans is charged off at 180 days past due.

Loans Held for Sale

Loans held for sale include consumer finance, residential mortgage, commercial real estate and other loans and are carried at the lower of aggregate cost or market value. Loans held for sale are included in other assets.

Foreclosed Properties

Assets are classified as foreclosed properties and included in other assets upon actual foreclosure or when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place.

Foreclosed properties are carried at the lower of the recorded amount of the loan or lease for which the property previously served as collateral, or the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for credit losses.

Subsequent to foreclosure, gains or losses on the sale of and losses on the periodic revaluation of foreclosed properties are credited or charged to expense. Net costs of maintaining and operating foreclosed properties are expensed as incurred.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized principally using the straight-line method over the estimated useful lives of the assets.

Mortgage Banking Assets

In the first quarter of 2001, the Corporation amended certain of its Mortgage Selling and Servicing Contracts whereby its previously reported mortgage servicing rights were bifurcated into two components: servicing assets and Excess Spread Certificates (the Certificates). The servicing component represents the contractually specified servicing fees net of the fair market value of the cost to service, and the Certificates represent a retained financial interest in certain cash flows of the underlying mortgage loans. The Certificates and the new de minimis servicing asset are classified as mortgage banking assets (MBA). The Certificates are carried at estimated fair value with the corresponding adjustment reported in trading account profits. The Corporation seeks to manage changes in value of the Certificates due to changes in prepayment rates by entering into derivative financial instruments such as purchased options and interest rate swaps. The derivative instruments are carried at estimated fair value with the corresponding adjustment reported in trading account profits. The Corporation values the Certificates using an option-adjusted spread model which requires several key components including, but not limited to, proprietary prepayment models and term structure modeling via Monte Carlo simulation. The fair value of MBA was $3.9 billion at December 31, 2001. Total loans serviced approximated $320.8 billion, $335.9 billion and $314.3 billion at December 31, 2001, 2000, and 1999, respectively, including loans serviced on behalf of the Corporation's banking subsidiaries.

The Corporation allocated the total cost of mortgage loans originated for sale or purchased between the cost of the loans, and when applicable, the Certificates and the mortgage servicing rights (MSR) based on the relative fair values of the loans, the Certificates and the MSR. MSR acquired separately are capitalized at cost. The Corporation capitalized $1.1 billion, $836 million and $1.6 billion of MBA during 2001, 2000 and 1999, respectively. The cost of MSR was amortized in proportion to and over the estimated period that servicing revenues were recognized. Amortization was $540 million and $566 million during 2000 and 1999, respectively. The fair value of capitalized MSR was $3.8 billion at December 31, 2000.

Mortgage banking income includes servicing fees, gains from selling originated mortgages, ancillary servicing income, mortgage production fees, gains and losses on sales to the secondary market, and income on the Certificates.

Goodwill and Other Intangibles

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is amortized on a straight-line basis over a period not to exceed 25 years. The recoverability of goodwill and other intangibles is evaluated if events or circumstances indicate a possible impairment. Such evaluation is based on various analyses, including undiscounted cash flow projections. See "Recently Issued Accounting Pronouncements" on page 82 for information related to changes in accounting for goodwill and other intangibles which were effective January 1, 2002.

Off-Balance Sheet Financing Entities

In the ordinary course of business, the Corporation supports its customers financing needs by facilitating these customers' access to different funding sources, assets and risks. In addition, the Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. These financing entities may be in the form of corporations, partnerships or limited liability companies, or trusts and are not consolidated in the Corporation's balance sheet. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures designed to be paid off based on the underlying cash flows of the assets securitized. Other, lesser used vehicles, are generally funded with short-term commercial paper and are similarly paid down through the cash flow or sale of the underlying assets. Securitization activities are further discussed in more detail in the Securitizations section below and Note Eight.

These financing entities are usually contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity commitments and/or loss protection agreements. See Note Twelve for further discussion.

The Corporation evaluates whether these entities should be consolidated by applying various generally accepted accounting principles and interpretations that generally provide that a financing entity is not consolidated if both the control and risks and rewards of the assets in the financing entity are not retained by the Corporation. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity (QSPE) as defined in SFAS 140. For non-consolidation, SFAS 140 requires that the financing entity be legally isolated, bankruptcy remote and beyond the control of the seller, which generally applies to securitizations. For non-securitization structures, the Securities and Exchange Commission and the Emerging Issues Task Force also have issued guidance regarding consolidation of financing entities. Such guidance applies to certain transactions and requires an assessment of whether sufficient risks and rewards of ownership have passed based on assessing the voting rights, control of the entity and the existence of substantive third party equity investment.

Securitizations

The Corporation securitizes, sells and services interests in residential mortgage, consumer finance, commercial and bankcard loans. When the Corporation securitizes assets, it may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets. Gains upon sale of the assets depend, in part, on the Corporation's allocation of the previous carrying amount of the assets to the retained interests. Previous carrying amounts are allocated in proportion to the relative fair values of the assets sold and interests retained.

Quoted market prices, if available, are used to obtain fair values. Generally, quoted market prices for retained interests are not available; therefore, the Corporation estimates fair values based upon the present value of the associated expected future cash flows. This requires management to estimate credit losses, prepayment speeds, forward yield curves, discount rates and other factors that impact the value of retained interests.

The excess cash flows expected to be received over the amortized cost of the retained interest is recognized as interest income using the effective yield method. If the fair value of the retained interest has declined below its carrying amount and there has been an adverse change in estimated cash flows (as defined), then such decline is determined to be other-than-temporary and the retained interest is written down to fair value with a corresponding adjustment to earnings.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax assets and liabilities are recognized due to differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that realization will not occur.

Retirement Benefits

The Corporation has established qualified retirement plans covering substantially all full-time employees and certain part-time employees. Pension expense under these plans is charged to current operations and consists of several components of net pension cost based on various actuarial assumptions regarding future experience under the plans.

In addition, the Corporation and its subsidiaries have established unfunded supplemental benefit plans and supplemental executive retirement plans for selected officers of the Corporation and its subsidiaries that provide benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. These plans are nonqualified under the Internal Revenue Code, and assets used to fund benefit payments are not segregated from other assets of the Corporation; therefore, in general, a participant's or beneficiary's claim to benefits under these plans is as a general creditor.

In addition, the Corporation and its subsidiaries have established several postretirement healthcare and life insurance benefit plans.

Other Comprehensive Income

The Corporation records unrealized gains and losses on available-for-sale debt securities and marketable equity securities, foreign currency translation adjustments, related hedges of net investments in foreign operations and gains and losses on cash flow hedges in other comprehensive income in shareholders' equity. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to net income upon the sale or liquidation of investments in foreign operations. Gains or losses on derivatives are reclassified to net income as the hedged item affects earnings.

Earnings Per Common Share

Earnings per common share is computed by dividing net income available to common shareholders by the weighted average common shares issued and outstanding. For diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effects of convertible preferred stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Dilutive potential common shares are calculated using the treasury stock method.

Foreign Currency Translation

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the U.S. dollar. The resulting gains or losses are reported as a component of accumulated other comprehensive income (loss) within shareholders' equity on an after-tax basis. When the foreign entity is not a free-standing operation or is in a hyperinflationary economy, the functional currency used to measure the financial statements of a foreign entity is the U.S. dollar. In these instances, the resulting gains and losses are included in income.

Note 2 Exit and Restructuring Charges

Exit Charges

On August 15, 2001, the Corporation announced that it was exiting its auto leasing and subprime real estate lending businesses. As a result of this strategic decision, the Corporation recorded pre-tax exit charges in the third quarter of 2001 of $1.7 billion ($1.3 billion after-tax) consisting of provision for credit losses of $395 million and noninterest expense of $1.3 billion. Business exit costs within noninterest expense consisted of the write-off of goodwill of $685 million, auto lease residual charges of $400 million, real estate servicing asset charges of $145 million and other transaction costs of $75 million. See Note Six for additional information on the exit-related provision for credit losses.

During the fourth quarter of 2001, $17.5 billion of subprime loans were securitized and retained in the available-for-sale securities portfolio. Approximately $1 billion of subprime real estate loans remain in loans held for sale in other assets. The run off of the auto lease portfolio is occurring as expected. At the exit date, the auto lease portfolio was approximately 495,000 units with total residual exposure of $6.8 billion. At December 31, 2001, approximately 401,000 units remained with a residual exposure of $5.4 billion.

Merger and Restructuring Charges

As part of its productivity and investment initiatives announced on July 28, 2000, the Corporation recorded a pre-tax charge of $550 million ($346 million after-tax) in the third quarter of 2000. Of the $550 million restructuring charge, approximately $475 million was used to cover severance and related costs and approximately $75 million was used for other costs related to process change and channel consolidation. At December 31, 2000 the reserve balance was $293 million. At December 31, 2001, the restructuring reserve had been substantially utilized.

In connection with the 1998 merger of BankAmerica Corporation and Bank of America Corporation, formerly NationsBank Corporation, the Corporation recorded pre-tax merger charges of $525 million ($358 million after-tax) in 1999 which consisted of approximately $219 million of severance, change in control and other employee-related costs, $187 million of conversion and related costs including occupancy, equipment and customer communication expenses, $128 million of exit and related costs and a $9 million reduction of other merger costs. At December 31, 2000, the merger reserve balance was $32 million. The merger reserve was substantially utilized at December 31, 2001.

Note 3 Securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity debt securities at December 31, 2001, 2000 and 1999 were:

(Dollars in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities				
2001				
U.S. Treasury securities and agency debentures	**$ 1,271**	**$ 17**	**$ 8**	**$ 1,280**
Mortgage-backed securities	**73,546**	**381**	**826**	**73,101**
Foreign sovereign securities	**3,213**	**54**	**123**	**3,144**
Other taxable securities	**4,739**	**11**	**108**	**4,642**
Total taxable	**82,769**	**463**	**1,065**	**82,167**
Tax-exempt securities	**2,324**	**5**	**46**	**2,283**
Total	**$85,093**	**$468**	**$ 1,111**	**$84,450**
2000				
U.S. Treasury securities and agency debentures	$ 17,318	$ 12	$ 520	$ 16,810
Mortgage-backed securities	37,745	54	372	37,427
Foreign sovereign securities	4,252	7	108	4,151
Other taxable securities	4,786	6	104	4,688
Total taxable	64,101	79	1,104	63,076
Tax-exempt securities	1,541	43	9	1,575
Total	$65,642	$122	$ 1,113	$ 64,651
1999				
U.S. Treasury securities and agency debentures	$30,085	$ –	$1,800	$28,285
Mortgage-backed securities	43,673	21	1,709	41,985
Foreign sovereign securities	4,607	16	256	4,367
Other taxable securities	4,985	–	29	4,956
Total taxable	83,350	37	3,794	79,593
Tax-exempt securities	2,135	21	102	2,054
Total	$85,485	$ 58	$3,896	$ 81,647

(Dollars in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity securities				
2001				
U.S. Treasury securities and agency debentures	**$ 5**	**$ –**	**$ –**	**$ 5**
Mortgage-backed securities	**5**	**–**	**–**	**5**
Foreign sovereign securities	**797**	**5**	**54**	**748**
Other taxable securities	**26**	**1**	**–**	**27**
Total taxable	**833**	**6**	**54**	**785**
Tax-exempt securities	**216**	**9**	**1**	**224**
Total	**$ 1,049**	**$ 15**	**$ 55**	**$ 1,009**
2000				
U.S. Treasury securities and agency debentures	$ 39	$ –	$ –	$ 39
Mortgage-backed securities	66	–	–	66
Foreign sovereign securities	800	5	69	736
Other taxable securities	27	–	–	27
Total taxable	932	5	69	868
Tax-exempt securities	255	11	1	265
Total	$ 1,187	$ 16	$ 70	$ 1,133
1999				
U.S. Treasury securities and agency debentures	$ 87	$ –	$ –	$ 87
Mortgage-backed securities	106	–	–	106
Foreign sovereign securities	902	–	157	745
Other taxable securities	26	–	2	24
Total taxable	1,121	–	159	962
Tax-exempt securities	301	11	4	308
Total	$ 1,422	$ 11	$ 163	$ 1,270

The expected maturity distribution and yields (computed on a taxable-equivalent basis) of the Corporation's securities portfolio at December 31, 2001 are summarized below. Actual maturities may differ from contractual maturities or expected maturities shown below since borrowers may have the right to prepay obligations with or without prepayment penalties.

(Dollars in millions)	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fair value of available-for-sale securities										
U.S. Treasury securities and agency debentures	$ 40	5.36%	$ 496	5.34%	$ 21	5.90%	$ 723	6.20%	$ 1,280	5.83%
Mortgage-backed securities	274	6.59	44,668	5.93	26,058	5.32	2,101	6.38	73,101	5.73
Foreign sovereign securities	1,104	2.51	132	4.91	212	3.84	1,696	5.70	3,144	4.42
Other taxable securities	61	6.35	2,945	4.86	63	5.75	1,573	6.30	4,642	5.38
Total taxable	1,479	3.50	48,241	5.86	26,354	5.31	6,093	6.15	82,167	5.66
Tax-exempt securities	46	7.40	65	7.88	600	6.80	1,572	7.38	2,283	7.24
Total	$1,525	3.62%	$48,306	5.86%	$26,954	5.34%	$7,665	6.40%	$84,450	5.70%
Amortized cost of available-for-sale securities	$1,512		$48,627		$27,177		$7,777		$85,093	
Amortized cost of held-to-maturity securities										
U.S. Treasury securities and agency debentures	$ –	–%	$ 5	4.22%	$ –	–%	$ –	–%	$ 5	0.84%
Mortgage-backed securities	1	2.36	4	2.37	–	–	–	–	5	2.37
Foreign sovereign securities	5	4.96	18	4.87	11	4.91	763	7.17	797	7.08
Other taxable securities	–	–	–	–	–	–	26	6.38	26	6.38
Total taxable	6	4.53	27	4.38	11	4.91	789	7.15	833	7.01
Tax-exempt securities	21	9.27	89	10.02	59	8.31	47	6.48	216	8.71
Total	$ 27	8.22%	$ 116	8.71%	$ 70	7.78%	$ 836	7.11%	$ 1,049	7.34%
Fair value of held-to-maturity securities	$ 27		$ 119		$ 74		$ 789		$ 1,009	

The components of gains and losses on sales of securities for the years ended December 31, 2001, 2000 and 1999 were:

(Dollars in millions)	**2001**	2000	1999
Gross gains on sales of securities	**$1,074**	$123	$289
Gross losses on sales of securities	**599**	98	49
Net gains on sales of securities	**$ 475**	$ 25	$240

Excluding securities issued by the U.S. government and its agencies and corporations, there were no investments in securities from one issuer that exceeded 10 percent of consolidated shareholders' equity at December 31, 2001 or 2000.

The income tax expense attributable to realized net gains on securities sales was $166 million, $9 million and $84 million in 2001, 2000 and 1999, respectively.

Securities are pledged or assigned to secure borrowed funds, government and trust deposits and for other purposes. The carrying value of pledged securities was $37.4 billion and $40.7 billion at December 31, 2001 and 2000, respectively.

At December 31, 2001, the valuation allowance for available-for-sale debt securities and marketable equity securities included in shareholders' equity reflected unrealized net losses of $480 million, net of related income taxes of $311 million. At December 31, 2000, the valuation allowance included in shareholders' equity reflected unrealized net losses of $560 million, net of related income taxes of $330 million.

Note 4 Trading Activities

Trading-Related Revenue

Trading account profits represent the net amount earned from the Corporation's trading positions, which include trading account assets and liabilities as well as derivative positions and mortgage banking assets. These transactions include positions to meet customer demand as well as for the Corporation's own trading account. Trading positions are taken in a diverse range of financial instruments and markets. The profitability of these trading positions is largely dependent on the volume and type of transactions, the level of risk assumed and the volatility of price and rate movements. Trading account profits, as reported in the Consolidated Statement of Income, does not include the net interest income recognized on interest-earning and interest-bearing trading positions or the related funding charge or benefit. Trading account profits and trading-related net interest income ("trading-related revenue") are presented in the table below as they are both considered in evaluating the overall profitability of the Corporation's trading positions. Trading-related revenue is derived from foreign exchange spot rates, forward and cross-currency contracts, fixed income and equity securities and derivative contracts in interest rates, equities, credit and commodities. Trading account profits for the year ended December 31, 2001 included an $83 million transition adjustment net loss recorded as a result of the implementation of SFAS 133 as discussed in Note One of the consolidated financial statements.

(Dollars in millions)	**2001**	2000	1999
Trading account profits – as reported	**$1,842**	$1,923	$1,605
Net interest income	**1,566**	1,023	662
Total trading-related revenue	**$3,408**	$2,946	$2,267
Trading-related revenue by product			
Foreign exchange contracts	**$ 541**	$ 536	$ 549
Interest rate contracts	**753**	773	716
Fixed income	**1,033**	392	460
Equities and equity derivatives	**916**	1,174	495
Commodities	**165**	71	47
Total trading-related revenue	**$3,408**	$2,946	$2,267

Trading Account Assets and Liabilities

The fair values of the components of trading account assets and liabilities at December 31, 2001 and 2000 were:

	Fair Value	
(Dollars in millions)	**2001**	2000
Trading account assets		
U.S. Government & Agency securities	**$15,009**	$10,545
Foreign sovereign debt	**6,809**	10,432
Corporate & other debt securities	**11,596**	7,841
Equity securities	**2,976**	6,363
Mortgage-backed securities	**3,070**	1,713
Other	**7,884**	6,147
Total	**$47,344**	$43,041
Trading account liabilities		
U.S. Government & Agency securities	**$ 4,121**	$10,906
Foreign sovereign debt	**3,096**	1,860
Corporate & other debt securities	**1,501**	2,215
Equity securities	**6,151**	5,712
Mortgage-backed securities	**12**	37
Other	**4,571**	217
Total	**$19,452**	$20,947

See Note Five below for additional information on derivative positions, including credit risk.

Note 5 Derivatives

The Corporation designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives utilized by the Corporation include swaps, financial futures and forward settlement contracts and option contracts. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined future date and rate or price. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

Credit Risk Associated with Derivative Activities

Credit risk associated with derivatives is measured as the net replacement cost should the counterparties with contracts in a gain position to the Corporation completely fail to perform under the terms of those contracts and any collateral underlying the contracts proves to be of no value. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. In managing credit risk associated with its derivative activities, the Corporation deals primarily with commercial banks, broker-dealers and corporations. To minimize credit risk, the Corporation enters into legally enforceable master netting arrangements, which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon occurrence of certain events. In addition, the Corporation reduces credit risk by obtaining collateral where appropriate. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Corporation accepts collateral in the form of cash, U.S. Treasury securities, and other marketable securities. Collateral of $10.8 billion was held on derivative assets of $22.1 billion at December 31, 2001.

The Corporation also provides credit derivatives to sophisticated customers who wish to hedge existing credit exposures or take on additional credit exposure to generate revenue. The Corporation's credit derivative positions at December 31, 2001 and 2000 primarily consisted of credit default swaps and total return swaps.

A portion of the derivative activity involves exchange-traded instruments. Because exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements, the credit risk is considered minimal.

The following table presents the notional or contract and credit risk amounts at December 31, 2001 and 2000 of the Corporation's derivative asset positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the following table do not consider the value of any collateral held but take into consideration the effects of legally enforceable master netting agreements.

Derivative Assets[1]

(Dollars in millions)	**December 31, 2001** Contract/ Notional	Credit Risk	December 31, 2000[2] Contract/ Notional	Credit Risk
Interest rate contracts				
Swaps	**$5,267,608**	**$ 9,550**	$3,256,992	$ 3,236
Futures and forwards	**1,663,109**	**67**	1,227,537	57
Written options	**678,242**	**–**	664,108	–
Purchased options	**704,159**	**2,165**	601,828	145
Foreign exchange contracts				
Swaps	**140,778**	**2,274**	61,035	1,424
Spot, futures and forwards	**654,026**	**2,496**	682,665	3,215
Written options	**57,963**	**–**	35,161	–
Purchased options	**55,050**	**496**	32,639	380
Equity contracts				
Swaps	**14,504**	**562**	17,482	637
Futures and forwards	**46,970**	**44**	61,004	353
Written options	**21,009**	**–**	30,976	–
Purchased options	**28,902**	**2,511**	36,304	3,670
Commodity contracts				
Swaps	**6,600**	**1,152**	9,126	1,902
Futures and forwards	**2,176**	**–**	2,098	81
Written options	**8,231**	**–**	12,603	–
Purchased options	**8,219**	**199**	10,515	228
Credit derivatives	**57,182**	**631**	40,638	206
Net replacement cost		**$22,147**		$15,534

[1] Includes both long and short derivative positions.
[2] The amounts at December 31, 2000 do not reflect derivative positions that were off-balance sheet prior to the adoption of SFAS 133.

The average fair value of derivative assets for 2001 and 2000 was $19.8 billion and $17.9 billion, respectively. The average fair value of derivative liabilities for 2001 and 2000 was $17.4 billion and $19.8 billion, respectively.

Asset and Liability Management (ALM) Activities

Risk management interest rate contracts and foreign exchange contracts are utilized in the Corporation's ALM process. The Corporation maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increases or decreases as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the Corporation to effectively manage its interest rate risk position. Generic interest rate swaps involve the exchange of fixed-rate and variable-rate interest payments based on the contractual underlying notional amount. Basis swaps involve the exchange of interest payments based on the contractual underlying notional amounts, where both the pay rate and the receive rate are floating rates based on different indices. Option products primarily consist of caps, floors, swaptions and options on index futures contracts. Futures contracts used for ALM activities are primarily index futures providing for cash payments based upon the movements of an underlying rate index.

The Corporation uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign-denominated assets and liabilities, as well as the Corporation's equity investments in foreign subsidiaries. Foreign exchange contracts, which include spot, futures and forward contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price on an agreed-upon settlement date. Foreign exchange option contracts are similar to interest rate option contracts except that they are based on currencies rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

Fair Value Hedges

The Corporation uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. In 2001, the Corporation recognized in the Consolidated Statement of Income a net loss of $6 million, which represented the ineffective portion and excluded component in assessing hedge effectiveness of fair value hedges.

Cash Flow Hedges

The Corporation also uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in cash flows of its variable rate assets and liabilities and anticipated transactions. In 2001, the Corporation recognized in the Consolidated Statement of Income a net gain of $0.2 million, which represented the ineffective portion and excluded component in assessing hedge effectiveness of cash flow hedges. The Corporation has determined that there are no hedging positions where it is probable that certain forecasted transactions may not occur within the originally designated time period.

For cash flow hedges, gains and losses on derivative contracts reclassified from accumulated other comprehensive income to current period earnings are included in the line item in the Consolidated Statement of Income in which the hedged item is recorded and in the same period the hedged item affects earnings. Deferred net gains on derivative instruments of approximately $272 million included in accumulated other comprehensive income at December 31, 2001 are expected to be reclassified into earnings during the next twelve months. These net gains reclassified into earnings are expected to increase income or reduce expense on the hedged items. The maximum term over which the Corporation is hedging its exposure to the variability of future cash flows for all forecasted transactions (excluding interest payments on variable-rate debt) is thirty years with an associated notional amount of $60 million. The weighted-average term over which the Corporation is hedging its exposure to this variability in cash flows is 4.63 years.

Hedges of Net Investments in Foreign Operations

The Corporation uses forward exchange contracts, currency swaps, and nonderivative hedging instruments to hedge its net investments in foreign operations against adverse movements in foreign currency exchange rates. In 2001, net gains of $132 million related to these derivatives and nonderivative hedging instruments were recorded as a component of the foreign currency translation adjustment in other comprehensive income. These net gains were largely offset by losses in the Corporation's net investments in foreign operations. In 2001, the Corporation recognized in the Consolidated Statement of Income a net loss of $10 million, which represented the excluded component in assessing effectiveness of hedges of net investments in foreign operations.

Note 6 Loans and Leases

Loans and leases at December 31, 2001 and 2000 were:

(Dollars in millions)	2001 Amount	2001 Percent	2000 Amount	2000 Percent
Commercial – domestic	**$ 118,205**	**35.9%**	$ 146,040	37.2%
Commercial – foreign	**23,039**	**7.0**	31,066	7.9
Commercial real estate – domestic	**22,271**	**6.8**	26,154	6.7
Commercial real estate – foreign	**383**	**.1**	282	.1
Total commercial	**163,898**	**49.8**	203,542	51.9
Residential mortgage	**78,203**	**23.8**	84,394	21.5
Home equity lines	**22,107**	**6.7**	21,598	5.5
Direct/Indirect consumer	**37,638**	**11.5**	40,457	10.3
Consumer finance	**5,331**	**1.6**	25,800	6.6
Bankcard	**19,884**	**6.0**	14,094	3.6
Foreign consumer	**2,092**	**.6**	2,308	.6
Total consumer	**165,255**	**50.2**	188,651	48.1
Total loans and leases	**$ 329,153**	**100.0%**	$ 392,193	100.0%

As part of the strategic decision to exit the subprime real estate lending business in the third quarter of 2001, the Corporation recorded a provision for credit losses of $395 million which, combined with an existing allowance for credit losses of $240 million, was used to write the loan portfolio down to estimated market value. As a result, charge-offs of $635 million were recorded in the subprime real estate loan portfolio. The entire subprime real estate loan portfolio of approximately $21.4 billion, which was included in consumer finance loans, was transferred from the loans and leases portfolio to loans held for sale included in other assets.

The following table presents the recorded investment in specific loans that were considered individually impaired in accordance with SFAS 114 at December 31, 2001 and 2000:

(Dollars in millions)	2001	2000
Commercial – domestic	**$3,138**	$2,891
Commercial – foreign	**501**	521
Commercial real estate – domestic	**240**	412
Commercial real estate – foreign	**–**	2
Total impaired loans	**$3,879**	$3,826

The average recorded investment in certain impaired loans for the years ended December 31, 2001, 2000 and 1999 was approximately $3.7 billion, $3.0 billion and $2.0 billion, respectively. At December 31, 2001 and 2000, the recorded investment in impaired loans requiring an allowance for credit losses was $3.1 billion and $2.1 billion, and the related allowance for credit losses was $763 million and $640 million, respectively. For the years ended December 31, 2001, 2000 and 1999, interest income recognized on impaired loans totaled $195 million, $174 million and $84 million, respectively, all of which was recognized on a cash basis.

At December 31, 2001 and 2000, nonperforming loans, including certain loans which were considered impaired, totaled $4.5 billion and $5.2 billion, respectively. Included in other assets was $1.0 billion and $124 million of loans held for sale which would have been classified as nonperforming had they been included in loans at December 31, 2001 and 2000, respectively. The decrease in nonperforming loans was primarily due to the transfer of approximately $1.2 billion of nonperforming subprime real estate loans to loans held for sale in 2001 as a result of the decision to exit the subprime real estate lending business. The decrease was also due to sales of nonperforming commercial – domestic and residential mortgage loans in 2001. The net amount of interest income recorded during each year on loans that were classified as nonperforming or restructured at December 31, 2001, 2000 and 1999 was $256 million, $237 million and $123 million, respectively. If these loans had been accruing interest at their originally contracted rates, related income would have been $593 million, $666 million and $419 million in 2001, 2000 and 1999, respectively.

Foreclosed properties amounted to $402 million and $249 million at December 31, 2001 and 2000, respectively. The cost of carrying foreclosed properties amounted to $15 million, $12 million, and $13 million in 2001, 2000 and 1999, respectively.

Note 7 Allowance for Credit Losses

The table below summarizes the changes in the allowance for credit losses on loans and leases for 2001, 2000 and 1999:

(Dollars in millions)	2001	2000	1999
Balance, January 1	**$ 6,838**	$ 6,828	$ 7,122
Loans and leases charged off[1]	**(4,844)**	(2,995)	(2,582)
Recoveries of loans and leases previously charged off	**600**	595	582
Net charge-offs	**(4,244)**	(2,400)	(2,000)
Provision for credit losses[2]	**4,287**	2,535	1,820
Other, net	**(6)**	(125)	(114)
Balance, December 31	**$ 6,875**	$ 6,838	$ 6,828

(1) Includes $635 million related to the exit of the subprime real estate lending business in 2001.
(2) Includes $395 million related to the exit of the subprime real estate lending business in 2001.

Note 8 Securitizations

The Corporation securitizes, sells and services interests in consumer finance, commercial and bankcard loans and residential mortgage loans. When the Corporation securitizes assets, it may retain a portion or all of the securities, subordinated tranches, interest only strips and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets. See Note One for a more detailed discussion of securitizations.

In conjunction with or shortly after closing, the Corporation securitizes the majority of its mortgage loan originations. In 2001, the Corporation converted a total of $52.9 billion of residential first mortgages into mortgage-backed securities issued through Fannie Mae, Freddie Mac, Ginnie Mae and Bank of America Mortgage Securities. Of the total securities issued in 2001, the Corporation retained $4.6 billion at December 31, 2001 with an additional $5.1 billion retained of securities issued prior to 2001 for a total of $9.7 billion. At December 31, 2000, the Corporation had retained $7.8 billion in securities. These retained interests are valued using quoted market values. The Corporation reported $637 million in income on loans converted into securities and sold, of which $449 million was from loans originated by the Corporation and $188 million was from loans originated by other entities on behalf of the Corporation. In addition to the retained interests in the securities, the Corporation has retained the servicing asset and Excess Spread Certificates from securitized mortgage loans (see the Mortgage Banking Assets section of Note One) and has limited recourse obligations on $1.8 billion of the securities issued in 2001. Of this amount, $1.5 billion has recourse limited to one year, and $318 million has recourse of five to seven years. Mortgage servicing fee income on all loans serviced, including securitizations, was $1.1 billion in 2001.

Excess Spread Certificates of $3.9 billion at December 31, 2001 are classified as mortgage banking assets and marked to market with the unrealized gains or losses recorded in trading account profits. At December 31, 2001, key economic assumptions and the sensitivities of the fair value of the Excess Spread Certificates to immediate changes in those assumptions were analyzed. The sensitivity analysis included the impact on fair value of modeled prepayment and interest rate changes under favorable and adverse conditions. A decrease of 10 percent and 20 percent in modeled prepayments would result in an increase in value ranging from $189 million to $397 million, and an increase in modeled prepayments of 10 percent and 20 percent would result in a decrease in value ranging from $174 million to $333 million. An increase of 100 and 200 basis points in interest rates would result in an increase in value ranging from $167 million to $348 million, and a decrease in interest rates of 100 and 200 basis points would result in a decrease in value ranging from $154 million to $297 million. See Note One for additional disclosures related to the Excess Spread Certificates.

In December 2001, the Corporation securitized $17.5 billion of sub-prime real estate loans in two bond-insured transactions. At December 31, 2001, the Corporation retained both the AAA-rated securities in the available-for-sale portfolio and $178 million of residual interests created in these securitizations. The Corporation sold the servicing rights on these loans.

Key economic assumptions used in measuring the fair value of certain residual interests (included in other assets) in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are as follows:

	Commercial – Domestic[1]		Bankcard		Consumer Finance[2]	
(Dollars in millions)	**2001**	2000	**2001**	2000	**2001**	2000
Carrying amount of residual interests (at fair value)	**$ 77.9**	$ 113.4	**$ 146.1**	$ 183.8	**$ 468.6**	$ 717.6
Balance of unamortized securitized loans[3]	**1,954**	2,198	**7,302**	8,736	**5,347**	7,167
Weighted-average remaining life (in years)	**0.22**	1.74	**1.88**	2.27	**3.25**	3.29
Revolving structures – annual payment rate	**30.0%**	25.0%	**14.4%**	14.8%		
Amortizing structures – annual constant prepayment rate:						
Fixed rate loans					**8.1-24.5%**	8.7-25.0%
Adjustable rate loans					**27.0%**	32.0%
Impact on fair value of 100 bps favorable change	**–**	0.1	**4.4**	5.6	**15.2**	9.9
Impact on fair value of 200 bps favorable change	**0.1**	0.2	**8.8**	11.8	**33.0**	21.4
Impact on fair value of 100 bps adverse change	**–**	(0.1)	**(3.3)**	(4.7)	**(11.3)**	(8.1)
Impact on fair value of 200 bps adverse change	**(0.1)**	(0.2)	**(6.7)**	(9.3)	**(17.8)**	(14.5)
Expected credit losses[4]	**1.5%**	0.5%	**7.8%**	6.1%	**1.2-10.0%**	1.1-10.6%
Impact on fair value of 10% favorable change	**7.0**	0.4	**15.0**	13.8	**41.5**	23.6
Impact on fair value of 25% favorable change	**7.9**	0.9	**37.3**	34.5	**119.7**	59.4
Impact on fair value of 10% adverse change	**(7.0)**	(0.4)	**(15.0)**	(13.8)	**(34.7)**	(23.1)
Impact on fair value of 25% adverse change	**(7.9)**	(0.9)	**(37.3)**	(34.5)	**(76.9)**	(56.9)
Residual cash flows discount rate (annual rate)	**6.0%**	7.5%	**6.0%**	7.5%	**15.0-30.0%**	13.9-16.0%
Impact on fair value of 100 bps favorable change	**0.2**	0.4	**0.3**	0.4	**16.1**	13.9
Impact on fair value of 200 bps favorable change	**0.4**	0.7	**0.6**	0.7	**33.0**	28.7
Impact on fair value of 100 bps adverse change	**(0.2)**	(0.4)	**(0.3)**	(0.4)	**(15.0)**	(13.0)
Impact on fair value of 200 bps adverse change	**(0.4)**	(0.7)	**(0.6)**	(0.7)	**(29.2)**	(25.3)

[1] Commercial – domestic includes the Corporation's 1997 securitization of commercial loans.
[2] Consumer finance includes subprime real estate loan and manufactured housing loan securitizations.
[3] Balances represent securitized loans that were off-balance sheet at December 31, 2001 and 2000.
[4] Annual rates of expected credit losses are presented for commercial – domestic and bankcard securitizations. Cumulative lifetime rates of expected credit losses (incurred plus projected) are presented for the consumer finance loans.

The sensitivities in the preceding table and related to the Excess Spread Certificates are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Additionally, the Corporation has the ability to hedge interest rate risk associated with retained residual positions. The above sensitivities do not reflect any hedge strategies that may be undertaken to mitigate such risk.

Static pool net credit losses are considered in determining the value of retained interests. Static pool net credit losses include actual incurred plus projected credit losses divided by the original balance of each securitization pool. No consumer finance securitizations were transacted in 2000. Expected static pool net credit losses at December 31, 2001 and 2000 were:

	Year of Consumer Finance Loan Securitization							
	2001	1999	1998	1997	1996	1995	1994	1993
December 31, 2001	**6.86%**	**4.93%**	**5.06%**	**3.68%**	**3.27%**	**4.15%**	**1.60%**	
December 31, 2000		4.12	4.47	3.78	3.34	3.75	1.96	1.18%

For revolving securitizations, the table below summarizes certain cash flows received from securitization trusts in 2001 and 2000:

	Commercial – Domestic		Bankcard	
(Dollars in millions)	**2001**	2000	**2001**	2000
Proceeds from collections reinvested in revolving securitizations	**$15,789**	$19,732	**$19,418**	$21,247
Other cash flows received on retained interests[1]	**18**	53	**605**	767

[1] Other cash flows represents amounts received on retained interests by the transferor other than servicing fees (e.g., cash flows from interest-only strips).

The Corporation reviews its loan and lease portfolio on a managed basis. Managed loans and leases include on-balance sheet loans and leases as well as securitized loans originated by the Corporation for which the possibility exists that the loans will return to the Corporation at the end of the securitization. Portfolio balances, delinquency and historical loss amounts for the managed loan and lease portfolio for 2001 and 2000 were as follows:

	December 31, 2001			December 31, 2000[1]		
(Dollars in millions)	Total Principal Amount of Loans and Leases	Principal Amount of Loans Past Due 90 Days or More[2]	Principal Amount of Nonperforming Loans	Total Principal Amount of Loans and Leases	Principal Amount of Loans Past Due 90 Days or More[2]	Principal Amount of Nonperforming Loans
Commercial – domestic	$ 120,159	$ 175	$ 3,123	$145,990	$ 141	$ 2,777
Commercial – foreign	23,039	6	461	30,285	37	486
Commercial real estate – domestic	22,271	40	240	26,154	16	236
Commercial real estate – foreign	384	–	3	282	–	2
Total commercial	165,853	221	3,827	202,711	194	3,501
Residential mortgage	80,071	14	564	72,393	17	557
Home equity lines	22,107	–	80	21,598	–	33
Direct/Indirect consumer	38,037	92	27	39,714	85	19
Consumer finance	5,331	24	9	5,898	5	2
Bankcard	27,185	475	–	22,830	358	–
Foreign consumer	2,092	–	7	2,308	–	9
Total consumer	174,823	605	687	164,741	465	620
Total managed loans and leases	340,676	$ 826	$ 4,514	$367,452	$ 659	$ 4,121
Securitized loans	11,523					
Total held loans and leases	$ 329,153					

	Year Ended December 31, 2001			Year Ended December 31, 2000[1]		
(Dollars in millions)	Average Loans and Leases Outstanding	Loans and Leases Net Losses	Net Loss Ratio[3]	Average Loans and Leases Outstanding	Loans and Leases Net Losses	Net Loss Ratio[3]
Commercial – domestic	$ 135,750	$ 1,949	1.44%	$147,947	$ 1,287	0.87%
Commercial – foreign	26,492	208	0.79	28,880	86	0.30
Commercial real estate – domestic	24,607	39	0.16	25,381	13	0.06
Commercial real estate – foreign	348	–	n/m	304	(2)	n/m
Total commercial	187,197	2,196	1.17	202,512	1,384	0.68
Residential mortgage	84,005	26	0.03	79,440	27	0.03
Home equity lines	22,013	19	0.09	19,492	20	0.10
Direct/Indirect consumer	40,051	409	1.02	39,743	376	0.95
Consumer finance	18,555	1,066	5.75	16,219	266	1.64
Bankcard	24,637	1,174	4.76	20,222	944	4.66
Foreign consumer	2,222	5	0.23	2,223	3	0.13
Total consumer	191,483	2,699	1.41	177,339	1,636	0.92
Total managed loans and leases	378,680	$4,895	1.29%	$379,851	$3,020	0.80%
Securitized loans	13,233					
Total held loans and leases	$365,447					

n/m = not meaningful

(1) Prior periods are restated for comparison (e.g., acquisitions, divestitures, sales, securitizations and the transfer of the subprime real estate loan portfolio to loans held for sale in the third quarter of 2001).

(2) Excluding residential mortgages, loans are performing and still accruing interest.

(3) The net loss ratio is calculated by dividing managed loans and leases net losses by average managed loans and leases outstanding for each loans and leases category.

Note 9 Deposits

At December 31, 2001, the Corporation had domestic certificates of deposit of $100 thousand or greater totaling $27.1 billion compared to $33.3 billion at December 31, 2000. At December 31, 2001, the Corporation had $14.6 billion of domestic certificates of deposit of $100 thousand or greater maturing within three months, $5.0 billion maturing within three to six months, $3.7 billion maturing within six to twelve months and $3.8 billion maturing after twelve months. The Corporation had other domestic time deposits of $100 thousand or greater totaling $904 million and $866 million at December 31, 2001 and 2000, respectively. At December 31, 2001, the Corporation had $117 million of other domestic time deposits of $100 thousand or greater maturing within three months, $135 million maturing within three to six months, $125 million maturing within six to twelve months and $527 million maturing after twelve months. Foreign office certificates of deposit and other time deposits of $100 thousand or greater totaled $28.0 billion and $39.4 billion at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities for time deposits were as follows:

(Dollars in millions)	
Due in 2002	$ 101,679
Due in 2003	5,634
Due in 2004	1,639
Due in 2005	2,214
Due in 2006	1,089
Thereafter	585
Total	$ 112,840

Note 10 Short-Term Borrowings and Long-Term Debt

The contractual maturities of long-term debt at December 31, 2001 and 2000 were:

(Dollars in millions)	2001 Various Fixed-Rate Debt Obligations[1]	2001 Various Floating-Rate Debt Obligations[1]	2001 Amount Outstanding	2000 Amount Outstanding
Parent company				
Senior debt:				
Due in 2001	$ –	$ –	$ –	$ 4,101
Due in 2002	133	3,185	3,318	3,288
Due in 2003	499	2,380	2,879	2,791
Due in 2004	–	6,505	6,505	3,853
Due in 2005	150	2,942	3,092	3,072
Due in 2006	176	3,713	3,889	1,406
Thereafter	71	3,801	3,872	3,453
	1,029	22,526	23,555	21,964
Subordinated debt:				
Due in 2001	–	–	–	1,342
Due in 2002	2,199	26	2,225	2,225
Due in 2003	1,711	323	2,034	2,034
Due in 2004	650	–	650	650
Due in 2005	1,085	35	1,120	1,145
Due in 2006	800	820	1,620	1,626
Thereafter	3,481	9,591	13,072	8,060
	9,926	10,795	20,721	17,082
Total parent company long-term debt	10,955	33,321	44,276	39,046
Bank and other subsidiaries				
Senior debt:				
Due in 2001	–	–	–	13,610
Due in 2002	393	5,656	6,049	6,017
Due in 2003	520	1,763	2,283	2,283
Due in 2004	12	4,018	4,030	4,028
Due in 2005	10	1,650	1,660	1,660
Due in 2006	–	3,494	3,494	–
Thereafter	99	167	266	262
	1,034	16,748	17,782	27,860
Subordinated debt:				
Due in 2001	–	–	–	200
Due in 2002	–	–	–	–
Due in 2003	100	–	100	100
Due in 2004	300	–	300	300
Due in 2005	–	–	–	–
Due in 2006	–	–	–	–
Thereafter	–	8	8	8
	400	8	408	608
Total bank and other subsidiaries long-term debt	1,434	16,756	18,190	28,468
Total parent company, bank and other subsidiaries long-term debt	$12,389	$50,077	62,466	67,514
Notes payable to finance the purchase of leased vehicles			–	2
Obligations under capital leases			30	31
Total long-term debt			$62,496	$67,547

(1) Fixed-rate and floating-rate classifications of long-term debt include the effect of interest rate swap contracts.

The majority of the floating rates are based on three- and six-month London InterBank Offered Rates (LIBOR). At December 31, 2001, the interest rates on floating-rate long-term debt ranged from 1.91 percent to 3.55 percent compared to 4.84 percent to 8.64 percent at December 31, 2000. These obligations were denominated primarily in U.S. dollars. The interest rates on fixed-rate long-term debt ranged from 2.13 percent to 10.88 percent and 5.16 percent to 12.50 percent at December 31, 2001 and 2000, respectively.

Bank of America Corporation had the authority to issue approximately $11.0 billion and $13.8 billion of additional corporate debt and other securities under its existing shelf registration statements at December 31, 2001 and 2000, respectively.

Bank of America Corporation has a 300 billion yen-denominated (approximately U.S. $3 billion) shelf registration in Japan to be used exclusively for primary offerings to non-United States residents. In addition, Bank of America Corporation allocated $2 billion of a joint Euro medium-term note program to be used exclusively for secondary offerings to non-United States residents for a shelf registration statement filed in Japan. The Corporation had $420 million outstanding under these programs at December 31, 2001. At December 31, 2000, the Corporation had no notes outstanding under these programs.

Bank of America, N.A. maintains a domestic program to offer up to a maximum of $50.0 billion, at any one time, of bank notes with fixed or floating rates and maturities ranging from seven days or more from date of issue. Short-term bank notes outstanding under this program totaled $2.5 billion at December 31, 2001 compared to $14.5 billion at December 31, 2000. These short-term bank notes, along with Treasury tax and loan notes and term federal funds purchased, are reflected in other short-term borrowings in the Consolidated Balance Sheet. Long-term debt under current and former programs totaled $4.5 billion at December 31, 2001 compared to $17.6 billion at December 31, 2000. During 2001, Bank of America N.A. issued $1.2 billion in senior long-term bank notes maturing in 2002 through 2007. Of the $1.2 billion issued, $377 million bears interest at fixed rates ranging from 4.00 percent to 4.88 percent. The remaining $812 million bears interest at floating rates ranging from 8 basis points below three-month LIBOR to 20 basis points over three-month LIBOR.

Bank of America Corporation and Bank of America, N.A. maintain a joint Euro medium-term note program to offer up to $25.0 billion of senior, or in the case of Bank of America Corporation, subordinated notes exclusively to non-United States residents. The notes bear interest at fixed or floating rates and may be denominated in U.S. dollars or foreign currencies. Bank of America Corporation uses foreign currency contracts to convert certain foreign-denominated debt into U.S. dollars. Bank of America Corporation's notes outstanding under this program totaled $6.3 billion at December 31, 2001 compared to $5.2 billion at December 31, 2000. Bank of America, N.A.'s notes outstanding under this program totaled $1.4 billion at December 31, 2001 and December 31, 2000. Of the $25.0 billion authorized at December 31, 2001, Bank of America Corporation and Bank of America, N.A. had remaining authority to issue approximately $8.7 billion and $8.6 billion, respectively. At December 31, 2001 and 2000, $2.0 billion and $2.7 billion, respectively, were outstanding under the former BankAmerica Corporation (BankAmerica) Euro medium-term note program. No additional debt securities will be offered under that program.

At December 31, 2001, Bank of America Oregon, N.A. maintained approximately $6.0 billion in Federal Home Loan Bank borrowings from the Home Loan Bank in Seattle, Washington. During 2001, Bank of America Oregon, N.A. accepted $463 million in Federal Home Loan Bank, Seattle advances with maturities ranging from 2004 to 2031. Of the $463 million accepted, $450 million was converted from fixed rates ranging from 5.72 percent to 5.89 percent to floating rates through interest rate swaps at a spread of 11 basis points below three-month LIBOR. The remaining $13 million bears interest at fixed rates ranging from 5.44 percent to 6.44 percent.

During 2001, Bank of America Georgia, N.A. accepted $2.3 billion in advances from the Federal Home Loan Bank in Atlanta, Georgia. All of the $2.3 billion matures in 2006 and bears interest at spreads to three-month LIBOR.

The Corporation had $1.5 billion of mortgage-backed bonds outstanding at December 31, 2001 and 2000. These bonds were collateralized by $3.0 billion and $4.5 billion of mortgage loans and cash at December 31, 2001 and 2000, respectively.

As part of its interest rate risk management activities, the Corporation enters into interest rate contracts for certain long-term debt issuances. At December 31, 2001 and 2000, through the use of interest rate swaps, $22.1 billion and $16.7 billion of fixed-rate debt, with rates ranging primarily from 4.75 percent to 8.57 percent, had been effectively converted to floating rates primarily at spreads to LIBOR.

Including the effects of interest rate contracts for certain long-term debt issuances, the weighted average effective interest rates for total long-term debt, total fixed-rate debt and total floating-rate debt (based on the rates in effect at December 31, 2001) were 3.44 percent, 7.26 percent and 2.40 percent, respectively, at December 31, 2001 and (based on the rates in effect at December 31, 2000) were 7.00 percent, 7.51 percent, and 6.84 percent, respectively, at December 31, 2000. These obligations were denominated primarily in U.S. dollars.

As described below, certain debt obligations outstanding at December 31, 2001 may be redeemed prior to maturity at the option of Bank of America Corporation:

(Dollars in millions)

Year Redeemable	Year of Maturities	Amount Outstanding
Currently redeemable	2002-2028	$1,638
2002	2009-2023	530
2003-2004	2005-2018	2,006
2005-2008	2007-2028	1,232

Note 11 Trust Preferred Securities

Trust preferred securities are Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely Junior Subordinated Deferrable Interest Notes of the Corporation (the Notes).

Since October 1996, the Corporation has formed fourteen wholly-owned grantor trusts to issue trust preferred securities to the public. The grantor trusts have invested the proceeds of such trust preferred securities in junior subordinated notes of the Corporation. Certain of the trust preferred securities were issued at a discount. Such trust preferred securities may be redeemed prior to maturity at the option of the Corporation. The sole assets of each of the grantor trusts are the Notes held by such grantor trusts. Each issue of the Notes has an interest rate equal to the corresponding trust preferred securities distribution rate. The Corporation has the right to defer payment of interest on the Notes at any time or from time to time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the relevant Notes. During any such extension period, distributions on the trust preferred securities will also be deferred and the Corporation's ability to pay dividends on its common and preferred stock will be restricted.

The trust preferred securities are subject to mandatory redemption upon repayment of the related Notes at their stated maturity dates or their earlier redemption at a redemption price equal to their liquidation amount plus accrued distributions to the date fixed for redemption and the premium, if any, paid by the Corporation upon concurrent repayment of the related Notes.

Periodic cash payments and payments upon liquidation or redemption with respect to trust preferred securities are guaranteed by the Corporation to the extent of funds held by the grantor trusts (the Preferred Securities Guarantee). The Preferred Securities Guarantee, when taken together with the Corporation's other obligations, including its obligations under the Notes, will constitute a full and unconditional guarantee, on a subordinated basis, by the Corporation of payments due on the trust preferred securities.

The Corporation is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board has determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interest, which is included in Tier 1 capital for bank and financial holding companies. Such Tier 1 capital treatment provides the Corporation with a more cost-effective means of obtaining capital for bank regulatory purposes than if the Corporation were to issue preferred stock.

The following table is a summary of the outstanding trust preferred securities and the Notes at December 31, 2001 and 2000:

(Dollars in millions)	Issuance Date	Aggregate Principal Amount of Trust Preferred Securities December 31, 2001	Aggregate Principal Amount of Trust Preferred Securities December 31, 2000	Aggregate Principal Amount of the Notes	Stated Maturity of the Notes	Per Annum Interest Rate of the Notes	Interest Payment Dates	Redemption Period
NationsBank								
Capital Trust I	December 1996	**$ 600**	$ 600	$ 619	December 2026	7.84%	3/31,6/30, 9/30,12/31	On or after 12/31/01(1)
Capital Trust II	December 1996	**365**	365	376	December 2026	7.83	6/15,12/15	On or after 12/15/06(2,4)
Capital Trust III	February 1997	**494**	494	516	January 2027	3-mo. LIBOR +55 bps	1/15,4/15, 7/15,10/15	On or after 1/15/07(2)
Capital Trust IV	April 1997	**498**	498	516	April 2027	8.25	4/15,10/15	On or after 4/15/07(2,6)
BankAmerica								
Institutional Capital A	November 1996	**450**	450	464	December 2026	8.07	6/30,12/31	On or after 12/31/06(3,7)
Institutional Capital B	November 1996	**299**	299	309	December 2026	7.70	6/30,12/31	On or after 12/31/06(3,8)
Capital I	December 1996	**300**	300	309	December 2026(9)	7.75	3/31,6/30, 9/30,12/31	On or after 12/20/01(5)
Capital II	December 1996	**450**	450	464	December 2026	8.00	6/15,12/15	On or after 12/15/06(3,10)
Capital III	January 1997	**399**	399	412	January 2027	3-mo. LIBOR +57 bps	1/15,4/15, 7/15,10/15	On or after 1/15/02(3)
Capital IV	February 1998	**350**	350	361	March 2028	7.00	3/31,6/30, 9/30,12/31	On or after 2/24/03(3)
Barnett								
Capital I	November 1996	**300**	300	309	December 2026	8.06	6/1,12/1	On or after 12/1/06(2,11)
Capital II	December 1996	**200**	200	206	December 2026	7.95	6/1,12/1	On or after 12/1/06(2,12)
Capital III	January 1997	**250**	250	258	February 2027	3-mo. LIBOR +62.5 bps	2/1,5/1, 8/1,11/1	On or after 2/1/07(2)
Bank of America								
Capital I	December 2001	**575**	–	593	December 2031	7.00	3/15,6/15, 9/15,12/15	On or after 12/15/06(13)
Total		**$5,530**	$4,955	$5,712				

(1) The Corporation has announced the redemption of these notes on March 15, 2002, with a redemption price of $25 per security plus accrued and unpaid distributions, if any, up to but excluding the redemption date of March 15, 2002.

(2) The Corporation may redeem the Notes prior to the indicated redemption period upon the occurrence of certain events relating to tax treatment of the related trust or the Notes or relating to capital treatment of the trust preferred securities or relating to a change in the treatment of the related trust under the Investment Company Act of 1940, as amended, at a redemption price at least equal to the principal amount of the Notes.

(3) The Corporation may redeem the Notes prior to the indicated redemption period upon the occurrence of certain events relating to tax treatment of the related trust or the Notes or relating to capital treatment of the trust preferred securities at a redemption price at least equal to the principal amount of the Notes.

(4) The Notes may be redeemed on or after December 15, 2006 and prior to December 15, 2007 at 103.915% of the principal amount, and thereafter at prices declining to 100% on December 15, 2016 and thereafter.

(5) The Corporation has announced the redemption of these notes on March 15, 2002, with a redemption price of $25 per security plus accrued and unpaid distributions, if any, up to but excluding the redemption date of March 15, 2002.

(6) The Notes may be redeemed on or after April 15, 2007 and prior to April 14, 2008 at 103.85% of the principal amount, and thereafter at prices declining to 100% on April 15, 2017 and thereafter.

(7) The Notes may be redeemed on or after December 31, 2006 and prior to December 31, 2007 at 104.035% of the principal amount, and thereafter at prices declining to 100% on December 31, 2016 and thereafter.

(8) The Notes may be redeemed on or after December 31, 2006 and prior to December 31, 2007 at 103.779% of the principal amount, and thereafter at prices declining to 100% on December 31, 2016 and thereafter.

(9) At the option of the Corporation, the stated maturity may be shortened to a date not earlier than December 20, 2001 or extended to a date not later than December 31, 2045, in each case if certain conditions are met.

(10) The Notes may be redeemed on or after December 15, 2006 and prior to December 15, 2007 at 103.969% of the principal amount, and thereafter at prices declining to 100% on December 15, 2016 and thereafter.

(11) The Notes may be redeemed on or after December 1, 2006 and prior to December 1, 2007 at 104.030% of the principal amount, and thereafter at prices declining to 100% on December 1, 2016 and thereafter.

(12) The Notes may be redeemed on or after December 1, 2006 and prior to December 1, 2007 at 103.975% of the principal amount, and thereafter at prices declining to 100% on December 1, 2016 and thereafter.

(13) The Corporation may redeem the Notes prior to the indicated redemption period upon the occurrence and certification of a tax event, an investment company event or a capital treatment event. The Corporation may extend the stated maturity date of the junior subordinated notes to a date no later than December 15, 2050.

Note 12 Commitments and Contingencies

In the normal course of business, the Corporation enters into a number of off-balance sheet commitments. These commitments expose the Corporation to varying degrees of credit and market risk and are subject to the same credit and risk limitation reviews as those recorded on the balance sheet.

Credit Extension Commitments

The Corporation enters into commitments to extend credit, standby letters of credit (SBLC) and commercial letters of credit to meet the financing needs of its customers. The unfunded commitments shown below have been reduced by amounts collateralized by cash and amounts participated to other financial institutions of $2.7 billion and $2.8 billion at December 31, 2001 and 2000, respectively. The following table summarizes outstanding unfunded commitments to extend credit at December 31, 2001 and 2000:

(Dollars in millions)	2001	2000
Credit card commitments	$ 73,644	$ 72,058
Other loan commitments	221,529	243,124
Standby letters of credit and financial guarantees	40,374	33,420
Commercial letters of credit	3,957	3,327
Total	$339,504	$351,929

Commitments to extend credit are legally binding, generally have specified rates and maturities and are for specified purposes. The Corporation manages the credit risk on these commitments by subjecting these commitments to normal credit approval and monitoring processes. Certain commitments have adverse change clauses which help to protect the Corporation against deterioration in the borrowers' ability to pay. Other loan commitments include equity commitments of approximately $2.7 billion which primarily relate to obligations to fund existing venture capital equity investments. At December 31, 2001 and 2000, there were no unfunded commitments to any industry or foreign country greater than 10 percent of total unfunded commitments to lend. Credit card lines are unsecured commitments, which are reviewed at least annually by management. Upon evaluation of the customers' creditworthiness, the Corporation has the right to terminate or change the terms of the credit card lines.

SBLC and financial guarantees are issued to support the debt obligations of customers. If an SBLC or financial guarantee is drawn upon, the Corporation looks to its customer for payment. SBLCs and financial guarantees are subject to the same approval and collateral policies as other extensions of credit.

Commercial letters of credit, issued primarily to facilitate customer trade finance activities, are collateralized by the underlying goods being shipped by the customer and are generally short-term.

The following table summarizes the contractual maturity distribution of unfunded commitments at December 31, 2001:

(Dollars in millions)	Expire in 1 Year or Less	Expires After 1 Year Through 3 Years	Expires After 3 Years Through 5 Years	Expires After 5 Years	Total
Credit card commitments	$ 73,644	$ –	$ –	$ –	$ 73,644
Other loan commitments	97,570	50,891	37,359	35,709	221,529
Standby letters of credit and financial guarantees	28,268	8,790	829	2,487	40,374
Commercial letters of credit	3,243	518	49	147	3,957
Total	$202,725	$60,199	$38,237	$38,343	$339,504

For each of these types of instruments, the Corporation's maximum exposure to credit loss is represented by the contractual amount of these instruments. Many of the commitments are collateralized and most are expected to expire without being drawn upon; therefore, the total commitment amounts do not necessarily represent risk of loss or future cash requirements.

The Corporation has entered into operating leases for certain of its premises and equipment. Commitments under these leases approximate $1 billion per year for each of the years 2002 through 2006 and $2.5 billion for all years thereafter.

When-Issued Securities

When-issued securities are commitments to purchase or sell securities during the time period between the announcement of a securities offering and the issuance of those securities. Changes in market price between commitment date and issuance are reflected in trading account profits. At December 31, 2001, the Corporation had commitments to purchase and sell when-issued securities of $45.0 billion and $39.6 billion, respectively. At December 31, 2000, the Corporation had commitments to purchase and sell when-issued securities of $26.4 billion and $20.6 billion, respectively.

Litigation

In the ordinary course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and its subsidiaries and certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of pending matters will be; however, based on current knowledge, Management does not believe that liabilities arising from pending litigation, if any, will have a material adverse effect on the consolidated financial position, operations or liquidity of the Corporation.

The Corporation and certain present and former officers and directors have been named as defendants in a number of actions filed in several federal courts that have been consolidated for pretrial purposes before a Missouri federal court. The amended complaint in the consolidated actions alleges, among other things, that the defendants failed to disclose material facts about BankAmerica's losses relating to D.E. Shaw Securities Group, L.P. ("D.E. Shaw") and related entities until mid-October 1998, in violation of various provisions of federal and state laws. The amended complaint also alleges that the proxy statement-prospectus of August 4, 1998 (the "Proxy Statement"), falsely stated that the merger between NationsBank Corporation (NationsBank) and BankAmerica would be one of equals and alleges a scheme to have NationsBank gain control over the newly merged entity. The Missouri federal court has certified classes (the "Classes") consisting generally of persons who were stockholders of NationsBank or BankAmerica on September 30, 1998, or were entitled to vote on the merger, or who purchased or acquired securities of the Corporation or its predecessors between August 4, 1998 and October 13, 1998. The amended complaint substantially survived a motion to dismiss. Discovery has been completed. A former NationsBank stockholder who opted out of the NationsBank shareholder Class has commenced an action in the Missouri federal court (the "Opt-Out Action") asserting claims substantially similar to the claims related to D.E. Shaw set forth in the consolidated action. Similar class actions have been filed in California state courts. Plaintiffs in one such class action, brought on behalf of California residents who owned BankAmerica stock, claim that the Proxy Statement falsely stated that the merger would be one of equals. Plaintiffs in that matter have recently been included in the federal action as part of the BankAmerica shareholder Class and will not be proceeding in California state court. Other California state court class actions (the "Other Actions") were consolidated, but have not been certified as class actions. The Missouri federal court enjoined prosecution of those consolidated cases as a class action. The plaintiffs who were enjoined appealed to the United States Court of Appeals for the Eighth Circuit, which upheld the district court's injunction. Those plaintiffs have sought review in the United States Supreme Court.

Subsequent to December 31, 2001, the Corporation announced that it had reached an agreement in principle to settle the Class actions. The proposed settlement provides for payment of $333 million to the NationsBank Classes and $157 million to the BankAmerica Classes. The proposed settlement is subject to a number of conditions, including judicial approval. The Corporation agreed to the proposed settlement without admitting liability. The proposed settlement will be paid from existing litigation reserves and insurance and will not have an impact on the Corporation's financial results.

On July 30, 2001, the Securities and Exchange Commission issued a cease-and-desist order finding violations of Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1, 13a-11, 13a-13 and 12b-20 promulgated thereunder, with respect to BankAmerica's accounting for, and the disclosures relating to, the D.E. Shaw relationship. The Corporation consented to the order without admitting or denying the findings. In the Matter of BankAmerica Corp., Exch. Act Rel. No. 44613, Acctg & Audit. Enf. Rel. No. 1249, Admin. Proc. No. 3-10541.

Terrorist Attacks of September 11, 2001

The Corporation incurred certain costs and losses associated with the terrorist attacks of September 11, 2001, such as property losses and costs to re-establish business operations. Management believes that these costs and losses will not be material to the Corporation's financial position or results of operations.

Note 13 Shareholders' Equity and Earnings Per Common Share

On December 11, 2001, the Corporation's Board of Directors (the Board) authorized a new stock repurchase program of up to 130 million shares of the Corporation's common stock at an aggregate cost of up to $10.0 billion. No shares had been repurchased under the 2001 program at December 31, 2001. On July 26, 2000, the Board authorized a stock repurchase program of up to 100 million shares of the Corporation's common stock at an aggregate cost of up to $7.5 billion. At December 31, 2001, the remaining buyback authority for common stock under the 2000 program totaled $2.1 billion, or two million shares. On June 23, 1999, the Board authorized the repurchase of up to 130 million shares of the Corporation's common stock at an aggregate cost of up to $10.0 billion. The 1999 stock repurchase plan was completed in 2000. During 2001, the Corporation repurchased approximately 82 million shares of its common stock in open market repurchases at an average per-share price of $57.58, which reduced shareholders' equity by $4.7 billion. During 2000, the Corporation repurchased approximately 68 million shares of its common stock in open market repurchases at an average per-share price of $48.17, which reduced shareholders' equity by $3.3 billion. Management anticipates it will continue to repurchase shares at least equal to shares issued under its various stock option plans.

Other shareholders' equity at December 31, 2001 consisted of premiums written on put options of $14 million and restricted stock award plan deferred compensation of $52 million. At December 31, 2000, other shareholders' equity consisted of premiums written on put options of $20 million, restricted stock award plan deferred compensation of $114 million and a loan to the employee stock ownership plan (ESOP) trust of $32 million.

In September 1999, the Corporation began selling put options on its common stock to independent third parties. The put option program was designed to partially offset the cost of share repurchases. The put options give the holders the right to sell shares of the Corporation's common stock to the Corporation on certain dates at specified prices. The put option contracts allow the Corporation to determine the method of settlement, and the premiums received are reflected as a component of other shareholders' equity. At December 31, 2001, there were two million put options outstanding with exercise prices ranging from $61.82 per share to $61.84 per share, all of which expire in September 2002. At December 31, 2000, there were three million put options outstanding with exercise prices ranging from $45.22 per share to $50.37 per share, which expired from January 2001 to April 2001.

As of December 31, 2001, the Corporation had 1.5 million shares issued and outstanding of ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock). The ESOP Preferred Stock has a stated and liquidation value of $42.50 per share, provides for an annual cumulative dividend of $3.30 per share and each share is convertible into 1.68 shares of the Corporation's common stock. ESOP Preferred Stock in the amounts of $7 million, $5 million and $6 million was converted into the Corporation's common stock in 2001, 2000 and 1999, respectively.

In November 1989, Barnett incorporated ESOP provisions into its existing 401(k) employee benefit plan (Barnett ESOP). The Barnett ESOP acquired $141 million of common stock using the proceeds of a loan from the Corporation. This loan was repaid in 2000. The terms of the loan included equal monthly payments of principal and interest through September 2015. Interest was at 9.75 percent and prepayments of principal were allowed. The loan was generally repaid from contributions to the plan by the Corporation and dividends on unallocated shares held by the Barnett ESOP. Shares held by the Barnett ESOP were allocated to plan participants as the loan was repaid. At December 31, 2001 and 2000, there were no shares of unallocated common stock remaining in the Barnett ESOP. During 2000 and 1999, the Barnett ESOP released and allocated common stock amounting to $32 million and $15 million, respectively.

The Corporation issues new shares of common stock under employee compensation plans which are discussed in Note Sixteen of the consolidated financial statements. During 2001 and 2000, approximately 27 million and 4 million shares were issued under these plans primarily due to stock option exercises and restricted stock activity, increasing shareholders' equity by $1.1 billion and $294 million, respectively.

Gains (losses) of $1.9 billion, $2.8 billion and $(3.9) billion were recorded in other comprehensive income in 2001, 2000 and 1999, respectively. Reclassification adjustments to net income of $715 million, $105 million and $240 million were recorded in 2001, 2000 and 1999, respectively. The related income tax expense (benefit) was $30 million, $800 million and $(1.4) billion in 2001, 2000 and 1999, respectively.

Earnings per common share is computed by dividing net income available to common shareholders by the weighted average common shares issued and outstanding. For diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effects of convertible preferred stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.

In 2001, 2000 and 1999, options to purchase 79 million, 102 million and 44 million shares, respectively, were outstanding but not included in the computation of earnings per share because they were antidilutive.

The calculation of earnings per common share and diluted earnings per common share for 2001, 2000 and 1999 is presented below:

(Dollars in millions, except per share information; shares in thousands)	2001	2000	1999
Earnings per common share			
Net income	$ 6,792	$ 7,517	$ 7,882
Preferred stock dividends	(5)	(6)	(6)
Net income available to common shareholders	$ 6,787	$ 7,511	$ 7,876
Average common shares issued and outstanding	1,594,957	1,646,398	1,726,006
Earnings per common share	$ 4.26	$ 4.56	$ 4.56
Diluted earnings per common share			
Net income available to common shareholders	$ 6,787	$ 7,511	$ 7,876
Preferred stock dividends	5	6	6
Net income available to common shareholders and assumed conversions	$ 6,792	$ 7,517	$ 7,882
Average common shares issued and outstanding	1,594,957	1,646,398	1,726,006
Incremental shares from assumed conversions:			
Convertible preferred stock	2,666	2,926	3,006
Stock options	28,031	15,605	31,046
Dilutive potential common shares	30,697	18,531	34,052
Total diluted average common shares issued and outstanding	1,625,654	1,664,929	1,760,058
Diluted earnings per common share	$ 4.18	$ 4.52	$ 4.48

Note 14 Regulatory Requirements and Restrictions

The Federal Reserve Board requires the Corporation's banking subsidiaries to maintain reserve balances based on a percentage of certain deposits. Average daily reserve balances required by the Federal Reserve Board were $4.0 billion and $4.1 billion for 2001 and 2000, respectively. Currency and coin residing in branches and cash vaults (vault cash) are used to partially satisfy the reserve requirement. The average daily reserve balances, in excess of vault cash, held with the Federal Reserve Bank amounted to $128 million and $3 million for 2001 and 2000, respectively.

The primary source of funds for cash distributions by the Corporation to its shareholders is dividends received from its banking subsidiaries. The subsidiary national banks can initiate aggregate dividend payments in 2002, without prior regulatory approval, of $4.0 billion plus an additional amount equal to their net profits for 2002, as defined by statute, up to the date of any such dividend declaration. The amount of dividends that each subsidiary bank may declare in a calendar year without approval by the Office of the Comptroller of the Currency (OCC) is the subsidiary bank's net profits for that year combined with its net retained profits, as defined, for the preceding two years.

The Federal Reserve Board, the OCC, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision (collectively, the Agencies) have issued regulatory capital guidelines for U.S. banking organizations. Failure to meet the capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a material effect on the Corporation's financial statements. At December 31, 2001 and 2000, the Corporation and Bank of America, N.A. were classified as well-capitalized under this regulatory framework. There have been no conditions or events since December 31, 2001 that management believes have changed either the Corporation's or Bank of America, N.A.'s capital classifications.

The regulatory capital guidelines measure capital in relation to the credit and market risks of both on- and off-balance sheet items using various risk weights. Under the regulatory capital guidelines, Total Capital consists of three tiers of capital. Tier 1 Capital includes common shareholders' equity and qualifying preferred stock, less goodwill and other adjustments. Tier 2 Capital consists of preferred stock not qualifying as Tier 1 Capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt and the allowance for credit losses up to 1.25 percent of risk-weighted assets. Tier 3 capital includes subordinated debt that is unsecured, fully paid, has an original maturity of at least two years, is not redeemable before maturity without prior approval by the Federal Reserve Board and includes a lock-in clause precluding payment of either interest or principal if the payment would cause the issuing bank's risk-based capital ratio to fall or remain below the required minimum. At December 31, 2001 and 2000, the Corporation had no subordinated debt that qualified as Tier 3 capital.

To meet minimum, adequately capitalized regulatory requirements, an institution must maintain a Tier 1 Capital ratio of four percent and a Total Capital ratio of eight percent. A well-capitalized institution must maintain a Tier 1 Capital ratio of six percent and a Total Capital ratio of ten percent. The risk-based capital rules have been further supplemented by a leverage ratio, defined as Tier 1 capital divided by average total assets, after certain adjustments. The leverage ratio guidelines establish a minimum of 100 to 200 basis points above three percent. Banking organizations must maintain a leverage capital ratio of at least five percent to be classified as well-capitalized.

The valuation allowance for available-for-sale securities and marketable equity securities included in shareholders' equity at December 31, 2001 and 2000 and the net gains on derivatives included in shareholders' equity at December 31, 2001 are excluded from the calculations of Tier 1 Capital, Total Capital and leverage ratios.

On September 12, 1996, the Agencies amended their regulatory capital guidelines to incorporate a measure for market risk. In accordance with the amended guidelines, the Corporation and any of its banking subsidiaries with significant trading activity, as defined in the amendment, must incorporate a measure for market risk in their regulatory capital calculations effective for reporting periods after January 1, 1998. The revised guidelines have not had a material impact on the Corporation or its subsidiaries' regulatory capital ratios or their well-capitalized status.

The following table presents the actual capital ratios and amounts and minimum required capital amounts for the Corporation and Bank of America, N.A. at December 31, 2001 and 2000:

	2001			2000		
	Actual		**Minimum**	Actual		Minimum
(Dollars in millions)	**Ratio**	**Amount**	**Required[1]**	Ratio	Amount	Required[1]
Tier 1 Capital						
Bank of America Corporation	**8.30%**	**$ 41,972**	**$20,243**	7.50%	$40,667	$ 21,687
Bank of America, N. A.	**9.25**	**42,161**	**18,225**	7.72	39,178	20,308
Total Capital						
Bank of America Corporation	**12.67**	**64,118**	**40,487**	11.04	59,826	43,374
Bank of America, N. A.	**12.55**	**57,192**	**36,450**	10.81	54,871	40,616
Leverage						
Bank of America Corporation	**6.56**	**41,972**	**25,604**	6.12	40,667	26,587
Bank of America, N. A.	**7.59**	**42,161**	**22,233**	6.59	39,178	23,771

[1] Dollar amount required to meet the Agencies' guidelines for adequately capitalized institutions.

Note 15 Employee Benefit Plans

Pension and Postretirement Plans

The Corporation sponsors noncontributory trusteed qualified pension plans that cover substantially all officers and employees. The plans provide defined benefits based on an employee's compensation, age and years of service. It is the policy of the Corporation to fund not less than the minimum funding amount required by ERISA. Individually, BankAmerica, Barnett Banks and NationsBank each sponsored defined benefit pension plans prior to each of the respective mergers of these banks. The BankAmerica plan was a cash balance design plan, providing participants with compensation credits, based on age and period of service, applied at each pay period and a defined earnings rate on all participant account balances in the plan. The NationsBank plan was amended to a cash balance plan effective July 1, 1998 and provided a similar crediting basis for all participants. The Barnett plan was amended to merge into the NationsBank plan and, effective January 1, 1999, to provide the cash balance plan design feature to those participants. The BankAmerica and NationsBank plans were merged effective December 31, 1998; however, the participants in each plan retained the cash balance plan design followed by their predecessor plans until the plan was amended in 2000. The Corporation and the BankAmerica 401(k) retirement plans were combined effective June 30, 2000. As part of the plan mergers, certain participants were offered a one-time opportunity to transfer certain assets from their savings or 401(k) plans to the cash balance plan. Assets with an approximate fair value of $2.8 billion were transferred by plan participants. The Bank of America Pension Plan (Pension Plan) allows participants to select from various earnings measures, which are based on the returns of certain funds managed by subsidiaries of the Corporation or common stock of the Corporation. The actual returns on the funds underlying the earnings measures selected by participants determine the earnings rate on the individual participant account balances. Participants may elect to modify existing earnings measures allocations on a daily basis. In 2001, the Corporation made a voluntary contribution to the Pension Plan of $500 million.

The Pension Plan has a balance guarantee feature, applied at the time a benefit payment is made from the plan, that protects the transferred portion of participants' accounts and certain credits from future market downturns. The Corporation is responsible for funding any shortfall on the guarantee feature. At December 31, 2001, the market value of transferred assets exceeded the guaranteed amount.

In 2000, a curtailment resulted from employee terminations in connection with the Corporation's reduction in number of associates. See Note Two for additional information.

The Corporation sponsors a number of noncontributory, nonqualified pension plans. These plans, which are unfunded, provide defined pension benefits to certain employees.

In addition to retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of these benefits partially paid by the Corporation.

The following table summarizes the balances, changes in fair value of plan assets and benefit obligations, and the weighted average assumptions as of and for the years ended December 31, 2001 and 2000. Prepaid and accrued benefit costs are reflected in other assets and other liabilities, respectively, in the Consolidated Balance Sheet. For the Pension Plan, the asset valuation method recognizes 60 percent of the market gains or losses in the first year, with the remaining 40 percent spread equally over the next four years. For both the Pension Plan and the Postretirement Health and Life Plans, the expected return on plan assets will be decreased to 9.50% for 2002.

	Qualified Pension Plan		Nonqualified Pension Plans		Postretirement Health and Life Plans	
(Dollars in millions)	**2001**	2000	**2001**	2000	**2001**	2000
Change in fair value of plan assets (Primarily listed stocks, fixed income and real estate)						
Fair value at January 1	**$8,652**	$8,063	**$ –**	$ –	**$ 208**	$ 202
Actual return on plan assets	**(154)**	(135)	**–**	–	**(14)**	6
Company contributions	**500**	–	**98**	49	**69**	63
Plan participant contributions	**–**	–	**–**	–	**41**	35
Acquisition/transfer	**16**	1,334	**–**	–	**–**	–
Benefits paid	**(750)**	(610)	**(98)**	(49)	**(110)**	(98)
Fair value at December 31	**$8,264**	$8,652	**$ –**	$ –	**$ 194**	$ 208
Change in benefit obligation						
Benefit obligation at January 1	**$ 8,011**	$6,252	**$ 534**	$ 535	**$ 840**	$ 836
Service cost	**202**	153	**22**	10	**11**	11
Interest cost	**560**	519	**40**	39	**64**	58
Plan participant contributions	**–**	–	**–**	–	**41**	35
Plan amendments	**–**	325	**2**	12	**29**	6
Actuarial loss (gain)	**(434)**	16	**9**	(13)	**69**	(17)
Acquisition/transfer	**17**	1,392	**20**	–	**–**	–
Effect of curtailments	**–**	(36)	**–**	–	**–**	9
Benefits paid	**(750)**	(610)	**(98)**	(49)	**(110)**	(98)
Benefit obligation at December 31	**$7,606**	$ 8,011	**$ 529**	$ 534	**$ 944**	$ 840
Funded status						
Overfunded (unfunded) status at December 31	**$ 658**	$ 641	**$(529)**	$(534)	**$(750)**	$(632)
Unrecognized net actuarial loss (gain)	**954**	358	**86**	69	**45**	(39)
Unrecognized transition obligation (asset)	**–**	(2)	**1**	2	**355**	387
Unrecognized prior service cost	**468**	521	**61**	70	**44**	19
Prepaid (accrued) benefit cost	**$2,080**	$ 1,518	**$(381)**	$(393)	**$(306)**	$(265)
Weighted average assumptions at December 31						
Discount rate	**7.25%**	7.25%	**7.25%**	7.25%	**7.25%**	7.25%
Expected return on plan assets	**10.00**	10.00	**n/a**	n/a	**10.00**	10.00
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00	**n/a**	n/a

Net periodic pension benefit cost (income) for the years ended December 31, 2001, 2000 and 1999, included the following components:

(Dollars in millions)	Qualified Pension Plan			Nonqualified Pension Plan		
	2001	2000	1999	**2001**	2000	1999
Components of net periodic pension benefit cost (income)						
Service cost	**$ 202**	$ 153	$ 115	**$ 22**	$ 10	$ 9
Interest cost	**560**	519	433	**40**	39	33
Expected return on plan assets	**(876)**	(813)	(713)	**–**	–	–
Amortization of transition obligation (asset)	**(2)**	(4)	(4)	**–**	1	1
Amortization of prior service cost	**54**	38	20	**11**	10	7
Recognized net actuarial loss	**–**	–	–	**7**	9	8
Recognized gain due to settlements and curtailments	**–**	(11)	–	**6**	–	–
Net periodic pension benefit cost (income)	**$ (62)**	$ (118)	$ (149)	**$ 86**	$ 69	$ 58

For the years ended December 31, 2001, 2000 and 1999, net periodic postretirement benefit cost included the following components:

(Dollars in millions)	**2001**	2000	1999
Components of net periodic postretirement benefit cost (income)			
Service cost	**$ 11**	$ 11	$ 12
Interest cost	**65**	58	58
Expected return on plan assets	**(21)**	(20)	(19)
Amortization of transition obligation	**32**	37	34
Amortization of prior service cost (credit)	**4**	(3)	–
Recognized net actuarial loss (gain)	**20**	(45)	(54)
Recognized loss due to settlements and curtailments	**–**	20	–
Net periodic postretirement benefit cost	**$ 111**	$ 58	$ 31

Net periodic postretirement health and life expense was determined using the "projected unit credit" actuarial method. Gains and losses for all benefits except postretirement health care are recognized in accordance with the minimum amortization provisions of the applicable accounting standards. For the postretirement health care plans, 50 percent of the unrecognized gain or loss at the beginning of the fiscal year (or at subsequent remeasurement) is recognized on a level basis during the year.

Assumed health care cost trend rates affect the postretirement benefit obligation and benefit cost reported for the health care plan. The assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement health care plans was 8.0 percent for 2002, reducing in steps to 4.5 percent in 2006 and later years. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and the benefit obligation by $6 million and $52 million, respectively, in 2001, $9 million and $49 million, respectively, in 2000 and $7 million and $62 million, respectively, in 1999. A one percentage point decrease in assumed health care cost trend rates would have lowered the service and interest costs and the benefit obligation by $4 million and $45 million, respectively, in 2001, $7 million and $40 million, respectively, in 2000 and $6 million and $56 million, respectively, in 1999.

Defined Contribution Plans

The Corporation maintains a qualified defined contribution retirement plan and certain nonqualified defined contribution retirement plans. There are two components of the qualified defined contribution retirement plan: an ESOP and a profit-sharing plan. Prior to 2001, the ESOP component of the qualified defined contribution retirement plan featured leveraged ESOP provisions. The profit-sharing component allows participants to modify existing investment allocations on a daily basis. See Note Thirteen for additional information on the ESOP provisions.

Effective June 30, 2000, the BankAmerica 401(k) Investment Plan was merged with and into the Bank of America 401(k) Plan (401(k) Plan). During 2000, the Corporation offered former BankAmerica plan participants a one-time opportunity to transfer certain assets from the 401(k) Plan to the Pension Plan.

The Corporation contributed approximately $196 million, $163 million, and $191 million for 2001, 2000, and 1999, respectively, in cash and stock which was utilized primarily to purchase the Corporation's common stock under the terms of these plans. At December 31, 2001 and 2000, an aggregate of 45,468,591 shares and 46,010,493 shares, respectively, of the Corporation's common stock and 1,506,553 shares and 1,684,053 shares, respectively, of ESOP preferred stock were held by the Corporation's various savings and profit sharing plans.

Under the terms of the ESOP Preferred Stock provision, payments to the plan for dividends on the ESOP Preferred Stock were $5 million, $6 million, and $3 million, for 2001, 2000, and 1999, respectively. Payments to the plan for dividends on the ESOP Common Stock were $27 million, $22 million, and $21 million during the same periods. Interest incurred to service the debt of the ESOP Preferred Stock and ESOP Common Stock amounted to $0.3 million, $3 million and $5 million for 2001, 2000 and 1999, respectively. As of December 31, 2001, all principal and interest associated with the debt of the ESOP Preferred Stock and ESOP Common Stock have been repaid.

In addition, certain non-U.S. employees within the Corporation are covered under defined contribution pension plans that are separately administered in accordance with local laws.

Note 16 Stock Incentive Plans

At December 31, 2001, the Corporation had certain stock-based compensation plans which are described below. The Corporation applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans. In accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation," the Corporation has also elected to provide disclosures as if the Corporation had adopted the fair-value based method of measuring outstanding employee stock options in 2001, 2000 and 1999 as indicated below:

	As reported			Pro forma		
(Dollars in millions, except per share data)	**2001**	2000	1999	**2001**	2000	1999
Net income	**$6,792**	$7,517	$7,882	**$6,441**	$7,215	$7,563
Net income available to common shareholders	**6,787**	7,511	7,876	**6,436**	7,209	7,557
Earnings per common share	**4.26**	4.56	4.56	**4.04**	4.38	4.38
Diluted earnings per common share	**4.18**	4.52	4.48	**3.96**	4.34	4.30

In determining the pro forma disclosures above, the fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. The weighted average grant-date fair values of the options granted during 2001, 2000 and 1999 were based on the following assumptions:

	Risk-free Interest rates			Dividend Yield			Expected Lives (Years)			Volatility		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Key Employee Stock Plan	**5.05%**	6.74%	5.19%	**4.50%**	4.62%	2.91%	**7**	7	7	**26.68%**	25.59%	24.91%
Take Ownership!	**4.89**	6.57	4.73	**5.13**	4.62	3.06	**4**	4	4	**31.62**	30.27	27.67

Compensation expense under the fair-value based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying SFAS 123 in 2001, 2000 and 1999 may not be indicative of future amounts.

Key Employee Stock Plan

The Key Employee Stock Plan, as amended and restated, provides for different types of awards including stock options, restricted stock and performance shares (or restricted stock units). Under the plan, ten-year options to purchase approximately 97.3 million shares of common stock have been granted through December 31, 2001 to certain employees at the closing market price on the respective grant dates. Options granted under the plan generally vest in three or four equal annual installments. At December 31, 2001, approximately 76.2 million options were outstanding under this plan. Approximately 3.8 million shares of restricted stock and restricted stock units were granted during 2001. These shares of restricted stock generally vest in three equal annual installments beginning one year from the grant date. The Corporation incurred restricted stock expense of $182 million, $273 million and $324 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Take Ownership!

The Bank of America Global Associate Stock Option Program (Take Ownership!) covers all employees below a specified executive grade level. Under the plan, eligible employees received an award of a predetermined number of stock options entitling them to purchase shares of the Corporation's common stock at the fair market value on the grant date. Options granted on the first business day of 1999, 2000 and 2001 vest 25 percent on the first anniversary of the date of grant, 25 percent on the second anniversary of the date of grant and 50 percent on the third anniversary of the date of grant. These options have a term of five years after the grant date. On January 2, 2001, options to purchase approximately 22.8 million shares of common stock at $46.75 per share were granted under the plan. At December 31, 2001, approximately 62.1 million options were outstanding under this plan. No further awards may be granted under this plan.

2002 Associates Stock Option Plan

On September 26, 2001, the Board approved the Bank of America Corporation 2002 Associates Stock Option Plan which covers all employees below a specified executive grade level. Under the plan, eligible employees received a one-time award of a predetermined number of options entitling them to purchase shares of the Corporation's common stock. Approximately 54 million options were granted subsequent to December 31, 2001 at the closing price of $61.36. The options vest as follows: 50 percent of the options become exercisable after the Corporation's common stock closes at or above $76.36 per share for ten consecutive trading days; the remaining 50 percent of the options become exercisable after the Corporation's common stock closes at or above $91.36 for ten consecutive trading days. Regardless of the stock price, all options will be fully exercisable February 1, 2006. No option can be exercised before June 1, 2002. The options expire on the close of business January 31, 2007.

Other Plans

Under the NationsBank 1996 ASOP, as amended, the Corporation granted in 1996 and 1997 to certain full- and part-time associates options to purchase an aggregate of approximately 47 million shares of the Corporation's common stock. All options granted under the ASOP expired on June 29, 2001. No further awards may be granted under this plan.

Under the BankAmerica 1992 Management Stock Plan, ten-year options to purchase shares of the Corporation's common stock were granted to certain key employees in 1997 and 1998. Options awarded generally vest in three equal annual installments beginning one year from the grant date. At December 31, 2001, approximately 18.4 million options were outstanding under this plan. Additionally, 2.9 million shares of restricted stock were granted to certain key employees in 1997 and 1998. These shares generally vest in four equal annual installments beginning the second year from the date of grant. No further awards may be granted under this plan.

Under the BankAmerica Performance Equity Program, ten-year options to purchase shares of the Corporation's common stock were granted to certain key employees in 1997 and 1998 in the form of market price options and premium price options. All options issued under this plan to persons who were employees as of the Merger date vested. At December 31, 2001, approximately 11.8 million options were outstanding under this plan. No further awards may be granted under this plan.

On October 1, 1996, BankAmerica adopted the BankAmerica Global Stock Option Program (BankAmerica Take Ownership!), which covered substantially all associates. Options awarded under this plan vest in three equal installments beginning one year from the grant date and have a term of five years after the grant date. At December 31, 2001, approximately 14.1 million options were outstanding under this plan. No further awards may be granted under this plan.

Additional stock options assumed in connection with various acquisitions remain outstanding and are included in the tables below. No further awards may be granted under these plans.

The following tables present the status of all plans at December 31, 2001, 2000 and 1999, and changes during the years then ended:

	2001		2000		1999	
Employee Stock Options	**Shares**	**Weighted-Average Exercise (Option) Price**	Shares	Weighted-Average Exercise (Option) Price	Shares	Weighted-Average Exercise (Option) Price
Outstanding at January 1	**178,572,021**	**$54.45**	156,205,635	$56.03	126,465,501	$51.01
Granted	**53,067,079**	**50.45**	49,318,536	48.44	68,341,012	61.30
Exercised	**(28,198,630)**	**40.86**	(5,144,778)	30.68	(21,872,532)	38.45
Forfeited	**(18,890,454)**	**56.32**	(21,807,372)	57.73	(16,728,346)	62.59
Outstanding at December 31	**184,550,016**	**55.19**	178,572,021	54.45	156,205,635	56.03
Options exercisable at December 31	**94,753,943**	**57.94**	98,092,637	53.56	85,753,568	49.97
Weighted-average fair value of options granted during the year		**$10.36**		$ 11.00		$13.88

	2001		2000		1999	
Restricted Stock/Unit Awards	**Shares**	**Weighted-Average Grant Price**	Shares	Weighted-Average Grant Price	Shares	Weighted-Average Grant Price
Outstanding unvested grants at January 1	**7,172,546**	**$63.37**	13,027,337	$62.39	3,781,154	$61.85
Granted	**3,844,384**	**51.21**	652,724	48.50	11,413,497	61.99
Vested	**(4,223,770)**	**60.32**	(6,111,163)	59.51	(1,732,513)	57.19
Canceled	**(201,414)**	**57.16**	(396,352)	66.18	(434,801)	67.96
Outstanding unvested grants at December 31	**6,591,746**	**$58.42**	7,172,546	$63.37	13,027,337	$62.39

The following table summarizes information about stock options outstanding at December 31, 2001:

	Outstanding Options			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31	Weighted-Average Exercise Price
$10.00-$30.00	10,012,213	2.9 years	$23.35	10,012,213	$23.35
$30.01-$46.50	6,892,929	4.4 years	36.14	6,747,766	35.95
$46.51-$65.50	144,609,175	5.2 years	54.47	56,227,059	58.40
$65.51-$99.00	23,035,699	4.8 years	79.23	21,766,905	79.47
Total	184,550,016	5.0 years	$55.19	94,753,943	$57.94

Note 17 Income Taxes

The components of income tax expense for the years ended December 31, 2001, 2000 and 1999 were as follows:

(Dollars in millions)	**2001**	2000	1999
Current expense:			
Federal	**$3,183**	$3,109	$1,470
State	**364**	161	63
Foreign	**341**	354	341
Total current expense	**3,888**	3,624	1,874
Deferred (benefit) expense:			
Federal	**(554)**	526	2,207
State	**(10)**	120	254
Foreign	**1**	1	(2)
Total deferred (benefit) expense	**(563)**	647	2,459
Total income tax expense	**$3,325**	$4,271	$4,333

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale and marketable equity securities, foreign currency translation adjustments and derivatives that are included in shareholders' equity and certain tax benefits associated with the Corporation's employee stock plans. As a result of these tax effects, shareholders' equity increased by $21 million in 2001, decreased by $684 million in 2000 and increased by $1.6 billion in 1999. The Corporation's current income tax expense approximates the amounts payable for those years. Deferred income tax expense represents the change in the deferred tax asset or liability and is discussed further below.

A reconciliation of the expected federal income tax expense using the federal statutory tax rate of 35 percent to the actual income tax expense for the years ended December 31, 2001, 2000 and 1999 follows:

(Dollars in millions)	**2001**	2000	1999
Expected federal income tax expense	**$3,541**	$4,126	$4,275
Increase (decrease) in taxes resulting from:			
Tax-exempt income	**(105)**	(116)	(103)
State tax expense, net of federal benefit	**230**	183	206
Goodwill amortization[1]	**366**	202	207
Basis difference in subsidiary stock	**(418)**	–	–
Low income housing credits	**(129)**	(108)	(79)
Foreign tax differential	**(83)**	(72)	(58)
Other	**(77)**	56	(115)
Total income tax expense	**$3,325**	$4,271	$4,333

[1] Goodwill amortization included in business exit costs was $164 million in 2001.

Significant components of the Corporation's deferred tax (liabilities) assets at December 31, 2001 and 2000 were as follows:

(Dollars in millions)	2001	2000
Deferred tax liabilities:		
Equipment lease financing	**$(6,788)**	$ (6,268)
Intangibles	**(767)**	(733)
Employee retirement benefits	**(560)**	(403)
Investments	**(551)**	(494)
State taxes	**(431)**	(438)
Deferred gains and losses	**(285)**	(295)
Securities valuation	**(231)**	(400)
Depreciation	**(144)**	(145)
Other	**(323)**	(232)
Gross deferred tax liabilities	**(10,080)**	(9,408)
Deferred tax assets:		
Allowance for credit losses	**3,085**	2,751
Employee benefits	**497**	344
Accrued expenses	**430**	341
Basis difference in subsidiary stock	**418**	–
Available-for-sale securities	**311**	330
Loan fees and expenses	**282**	116
Net operating loss carryforwards	**149**	130
Other	**463**	425
Gross deferred tax assets	**5,635**	4,437
Valuation allowance	**(136)**	(114)
Gross deferred tax assets, net of valuation allowance	**5,499**	4,323
Net deferred tax liabilities	**$ (4,581)**	$ (5,085)

The Corporation's deferred tax assets at December 31, 2001 and 2000 included a valuation allowance of $136 million and $114 million, respectively, primarily representing net operating loss carryforwards for which it is more likely than not that realization will not occur. The net change in the valuation allowance for deferred tax assets resulted from net operating losses being generated by foreign subsidiaries in 2001 where realization is not expected to occur.

At December 31, 2001 and 2000, federal income taxes had not been provided on $859 million and $762 million, respectively, of undistributed earnings of foreign subsidiaries, earned prior to 1987 and after 1997, that have been reinvested for an indefinite period of time. If the earnings were distributed, an additional $188 million and $163 million of tax expense, net of credits for foreign taxes paid on such earnings and for the related foreign withholding taxes, would result in 2001 and 2000, respectively.

Note 18 Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires the disclosure of the estimated fair value of financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Since no quoted market prices exist for a significant part of the Corporation's financial instruments, the fair values of such instruments have been derived based on management's assumptions, the estimated amount and timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the combined Corporation.

The provisions of SFAS 107 do not require the disclosure of the fair value of lease financing arrangements and nonfinancial instruments, including intangible assets such as goodwill, franchise, and credit card and trust relationships.

Short-Term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, federal funds sold and purchased, resale and repurchase agreements, commercial paper and other short-term borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturities or have an average maturity of less than 30 days and carry interest rates which approximate market.

Financial Instruments Traded in the Secondary Market

Held-to-maturity securities, available-for-sale securities, trading account instruments, long-term debt and trust preferred securities traded actively in the secondary market have been valued using quoted market prices. The fair values of securities and trading account instruments are reported in Notes Three and Four.

Derivative Financial Instruments

All derivatives are recognized on the balance sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements which allow the Corporation to settle positive and negative positions with the same counterparty on a net basis. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The fair value of the Corporation's derivative assets and liabilities is presented in Note Five.

Loans

Fair values were estimated for groups of similar loans based upon type of loan and maturity. The fair value of loans was determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans and using credit factors. Where quoted market prices were available, primarily for certain residential mortgage loans, such market prices were utilized as estimates for fair values. Contractual cash flows for residential mortgage loans were adjusted for estimated prepayments using published industry data.

Substantially all of the foreign loans reprice within relatively short timeframes. Accordingly, for foreign loans, the carrying values were assumed to approximate their fair values.

Mortgage Banking Assets

The Certificates are carried at estimated fair value which is based on an option-adjusted spread model which requires several key components including, but not limited to, proprietary prepayment models and term structure modeling via Monte Carlo simulation.

Deposits

The fair value for deposits with stated maturities was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities. The carrying value of foreign time deposits approximates fair value. For deposits with no stated maturities, the carrying amount was considered to approximate fair value and does not take into account the significant value of the cost advantage and stability of the Corporation's long-term relationships with depositors.

The book and fair values of certain financial instruments at December 31, 2001 and 2000 were as follows:

(Dollars in millions)	**2001** Book Value	**2001** Fair Value	2000 Book Value	2000 Fair Value
Financial assets				
Loans	**$310,427**	**$314,804**	$369,706	$374,313
Financial liabilities				
Deposits	**373,495**	**374,231**	364,244	364,547
Long-term debt[1]	**62,466**	**64,531**	67,516	68,595
Trust preferred securities	**5,530**	**5,612**	4,955	4,792

[1] Excludes obligations under capital leases.

Note 19 Business Segment Information

The Corporation reports the results of its operations through four business segments: *Consumer and Commercial Banking, Asset Management, Global Corporate and Investment Banking* and *Equity Investments*. Certain operating segments have been aggregated into a single business segment. A customer-centered strategic focus is changing the way the Corporation is managing its business. In addition to existing financial reporting, the Corporation has begun preparing customer segment-based financial operating information.

Consumer and Commercial Banking provides a diversified range of products and services to individuals and small businesses through multiple delivery channels and commercial lending and treasury management services to middle market companies with annual revenue between $10 million and $500 million. *Asset Management* offers investment, fiduciary and comprehensive credit expertise; asset management services to institutional clients, high-net-worth individuals and retail customers; and investment, securities and financial planning services to affluent and high-net-worth individuals. *Global Corporate and Investment Banking* provides capital raising solutions, advisory services, derivatives capabilities, equity and debt sales and trading, as well as traditional bank deposit and loan products, cash management and payments services to large corporations and institutional markets. *Equity Investments* includes Principal Investing which makes both direct and indirect equity investments in a wide variety of companies at all stages of the business cycle. *Equity Investments* also includes the Corporation's strategic technology and alliances investment portfolio. *Corporate Other* consists primarily of the functions associated with managing the interest rate risk of the Corporation and Consumer Special Assets, which includes certain consumer finance businesses being liquidated and certain residential mortgages originated by the mortgage group (not from retail branch originations).

In the first quarter of 2001, the thirty-year mortgage portfolio was moved from *Consumer and Commercial Banking* to *Corporate Other*. In the third quarter of 2001, certain consumer finance businesses being liquidated were transferred from *Consumer and Commercial Banking* to *Corporate Other*.

Effective January 2, 2001, the Corporation acquired the remaining 50 percent of Marsico Capital Management LLC (Marsico), which is part of the *Asset Management* segment, for a total investment of $1.1 billion. The Corporation acquired the first 50 percent in 1999. Marsico is a Denver-based investment management firm specializing in large capitalization growth stocks.

The following table includes total revenue and net income for the years ended December 31, 2001, 2000 and 1999, and total assets at December 31, 2001 and 2000 for each business segment. Certain prior period amounts have been reclassified between segments to conform to the current period presentation.

Business Segments

For the year ended December 31

	Total Corporation			Consumer and Commercial Banking[1]		
(Dollars in millions)	**2001**	2000	1999	**2001**	2000	1999
Net interest income[2]	**$ 20,633**	$ 18,671	$ 18,342	**$ 13,364**	$ 12,620	$ 12,851
Noninterest income[3]	**14,348**	14,582	14,179	**8,008**	7,356	7,160
Total revenue	**34,981**	33,253	32,521	**21,372**	19,976	20,011
Provision for credit losses	**4,287**	2,535	1,820	**1,802**	1,111	1,118
Gains (losses) on sales of securities	**475**	25	240	**3**	–	48
Amortization of intangibles	**878**	864	888	**637**	649	673
Other noninterest expense	**19,831**	17,769	17,623	**11,048**	10,684	11,027
Income before income taxes	**10,460**	12,110	12,430	**7,888**	7,532	7,241
Income tax expense	**3,668**	4,593	4,548	**3,046**	2,981	2,723
Net income	**$ 6,792**	$ 7,517	$ 7,882	**$ 4,842**	$ 4,551	$ 4,518
Period-end total assets	**$621,764**	$642,191		**$304,874**	$287,013	

For the year ended December 31

	Asset Management[1]			Global Corporate and Investment Banking[1]		
(Dollars in millions)	**2001**	2000	1999	**2001**	2000	1999
Net interest income[2]	**$ 741**	$ 666	$ 610	**$ 4,592**	$ 3,725	$ 3,407
Noninterest income[3]	**1,733**	1,801	1,667	**4,639**	4,444	4,104
Total revenue	**2,474**	2,467	2,277	**9,231**	8,169	7,511
Provision for credit losses	**121**	47	99	**1,275**	751	213
Gains (losses) on sales of securities	**–**	–	–	**(45)**	(15)	9
Amortization of intangibles	**57**	30	31	**143**	138	137
Other noninterest expense	**1,482**	1,431	1,388	**5,013**	4,687	4,331
Income before income taxes	**814**	959	759	**2,755**	2,578	2,839
Income tax expense	**293**	370	280	**876**	819	916
Net income	**$ 521**	$ 589	$ 479	**$ 1,879**	$ 1,759	$ 1,923
Period-end total assets	**$ 26,810**	$ 27,140		**$194,146**	$206,820	

For the year ended December 31

	Equity Investments[1]			Corporate Other		
(Dollars in millions)	**2001**	2000	1999	**2001**	2000	1999
Net interest income[2]	**$ (151)**	$ (139)	$ (83)	**$ 2,087**	$ 1,799	$ 1,557
Noninterest income[3]	**183**	1,007	777	**(215)**	(26)	471
Total revenue	**32**	868	694	**1,872**	1,773	2,028
Provision for credit losses[4]	**8**	4	25	**1,081**	622	365
Gains (losses) on sales of securities	**–**	–	–	**517**	40	183
Amortization of intangibles	**10**	11	11	**31**	36	36
Other noninterest expense[4]	**174**	101	124	**2,114**	866	753
Income before income taxes	**(160)**	752	534	**(837)**	289	1,057
Income tax expense	**(66)**	291	203	**(481)**	132	426
Net income	**$ (94)**	$ 461	$ 331	**$ (356)**	$ 157	$ 631
Period-end total assets	**$ 6,230**	$ 6,691		**$ 89,704**	$114,527	

(1) There were no material intersegment revenues among the segments.
(2) Net interest income is presented on a taxable-equivalent basis and includes taxable-equivalent basis adjustments of $343 million, $322 million, and $215 million in 2001, 2000 and 1999, respectively.
(3) Noninterest income included the $83 million SFAS 133 transition adjustment net loss which was recorded in trading account profits in 2001. The components of the transition adjustment by segment were a gain of $4 million for Consumer and Commercial Banking, a gain of $19 million for Global Corporate and Investment Banking and a loss of $106 million for Corporate Other.
(4) Corporate Other includes exit charges consisting of provision for credit losses of $395 million and noninterest expense of $1,305 million related to the exit of certain consumer finance businesses in 2001 and merger and restructuring charges in noninterest expense of $550 million and $525 million in 2000 and 1999,respectively.

Following is a reconciliation of the four business segments' revenue and net income for the years ended December 31, 2001, 2000 and 1999 and total assets at December 31, 2001 and 2000 to the consolidated totals:

(Dollars in millions)	**2001**	2000	1999
Segments' revenue	**$ 33,109**	$ 31,480	$ 30,493
Adjustments:			
Earnings associated with unassigned capital	**346**	368	357
Consumer Special Assets activity	**1,751**	1,236	1,792
SFAS 133 transition adjustment net loss	**(106)**	–	–
Gain on sale of a business	**–**	187	–
Other	**(119)**	(18)	(121)
Consolidated revenue	**$ 34,981**	$ 33,253	$ 32,521
Segments' net income	**$ 7,148**	$ 7,360	$ 7,251
Adjustments, net of taxes:			
Earnings associated with unassigned capital	**222**	235	231
Consumer Special Assets activity	**586**	318	610
SFAS 133 transition adjustment net loss	**(68)**	–	–
Gain on sale of a business	**–**	117	–
Provision for credit losses in excess of net charge-offs	**(182)**	(86)	–
Gains on sales of securities	**333**	25	118
Severance charge	**(96)**	–	–
Litigation expense	**(214)**	–	–
Exit charges	**(1,250)**	–	–
Merger and restructuring charges	**–**	(346)	(358)
Tax benefit associated with basis difference in subsidiary stock	**267**	–	–
Other	**46**	(106)	30
Consolidated net income	**$ 6,792**	$ 7,517	$ 7,882
Segments' total assets	**$532,060**	$527,664	
Adjustments:			
Available-for-sale securities	**70,540**	47,256	
Elimination of excess earning asset allocations	**(65,908)**	(52,826)	
Consumer Special Assets	**56,628**	96,419	
Other, net	**28,444**	23,678	
Consolidated total assets	**$ 621,764**	$ 642,191	

The adjustments presented in the table above represent consolidated income, expense and asset balances not specifically allocated to individual business segments. In addition, reconciling items also include the effect of earnings allocations not assigned to specific business segments, as well as the related earning asset balances.

Note 20 Bank of America Corporation (Parent Company Only)

The following tables present the Parent Company Only financial information:

(Dollars in millions)	Year Ended December 31 2001	2000	1999
Condensed Statement of Income			
Income			
Dividends from subsidiaries:			
Bank subsidiaries	**$5,000**	$ 6,902	$ 7,700
Other subsidiaries	**32**	18	171
Interest from subsidiaries	**1,746**	2,756	2,197
Other income	**1,772**	1,053	987
	8,550	10,729	11,055
Expense			
Interest on borrowed funds	**2,564**	3,359	2,626
Noninterest expense	**2,082**	1,238	1,155
	4,646	4,597	3,781
Income before income tax benefit and equity in undistributed earnings of subsidiaries	**3,903**	6,132	7,274
Income tax benefit	**385**	456	494
Income before equity in undistributed earnings of subsidiaries	**4,288**	6,588	7,768
Equity in undistributed earnings of subsidiaries:			
Bank subsidiaries	**2,653**	583	10
Other subsidiaries	**(149)**	346	104
	2,504	929	114
Net income	**$6,792**	$ 7,517	$ 7,882
Net income available to common shareholders	**$6,787**	$ 7,511	$ 7,876

(Dollars in millions)	December 31 2001	2000
Condensed Balance Sheet		
Assets		
Cash held at bank subsidiaries	**$ 15,973**	$ 20,233
Temporary investments	**663**	677
Receivables from subsidiaries:		
Bank subsidiaries	**9,813**	13,336
Other subsidiaries	**13,076**	7,331
Investments in subsidiaries:		
Bank subsidiaries	**58,968**	52,711
Other subsidiaries	**794**	2,248
Other assets	**3,675**	4,157
Total assets	**$102,962**	$100,693
Liabilities and Shareholders' Equity		
Commercial paper and other notes payable	**$ 1,593**	$ 6,747
Accrued expenses and other liabilities	**3,328**	2,767
Payables to subsidiaries:		
Bank subsidiaries	**297**	83
Other subsidiaries	**4,948**	4,422
Long-term debt	**44,276**	39,046
Shareholders' equity	**48,520**	47,628
Total liabilities and shareholders' equity	**$102,962**	$100,693

(Dollars in millions)	Year Ended December 31 2001	2000	1999
Condensed Statement of Cash Flows			
Operating Activities			
Net income	**$ 6,792**	$ 7,517	$ 7,882
Reconciliation of net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	**(2,504)**	(929)	(114)
Other operating activities	**1,768**	798	(191)
Net cash provided by operating activities	**6,056**	7,386	7,577
Investing Activities			
Net (increase) decrease in temporary investments	**(24)**	87	(274)
Net payments from (to) subsidiaries	**(3,330)**	237	9,192
Net cash provided by (used in) investing activities	**(3,354)**	324	8,918
Financing Activities			
Net increase (decrease) in commercial paper and other notes payable	**(5,154)**	(399)	1,600
Proceeds from issuance of long-term debt	**10,762**	6,335	5,912
Retirement of long-term debt	**(6,106)**	(2,993)	(3,760)
Proceeds from issuance of common stock	**1,121**	294	1,158
Common stock repurchased	**(4,716)**	(3,256)	(4,858)
Cash dividends paid	**(3,632)**	(3,388)	(3,199)
Other financing activities	**763**	(2)	(485)
Net cash used in financing activities	**(6,962)**	(3,409)	(3,632)
Net increase (decrease) in cash held at bank subsidiaries	**(4,260)**	4,301	12,863
Cash held at bank subsidiaries at January 1	**20,233**	15,932	3,069
Cash held at bank subsidiaries at December 31	**$15,973**	$20,233	$15,932

Note 21 Performance by Geographic Area

Since the Corporation's operations are highly integrated, certain asset, liability, income and expense amounts must be allocated to arrive at total assets, total revenue, income (loss) before income taxes and net income (loss) by geographic area. The Corporation identifies its geographic performance based upon the business unit structure used to manage the capital or expense deployed in the region as applicable. This requires certain judgements related to the allocation of revenue so that revenue can be appropriately matched with the related expense or capital deployed in the region. Translation gains, for those units in hyperinflationary economies, net of hedging, totaled $2 million in 2001 compared to translation losses of $1 million in 2000 and translation gains of $4 million in 1999. These amounts, which are reported in other noninterest income, are included in the table below:

(Dollars in millions)	Year	Total assets[1] at December 31	Total revenue[2] for the year ended December 31	Income (loss) before income taxes	Net income (loss)
Domestic[3]	**2001**	**$570,184**	**$32,187**	**$9,428**	**$6,315**
	2000	587,287	30,633	10,584	6,693
	1999		30,038	11,164	7,159
Asia	**2001**	**17,231**	**921**	**411**	**276**
	2000	22,093	954	508	355
	1999		1,104	535	367
Europe, Middle East and Africa	**2001**	**27,674**	**1,227**	**435**	**295**
	2000	25,799	995	533	363
	1999		693	247	177
Latin America and the Caribbean	**2001**	**6,675**	**303**	**(157)**	**(94)**
	2000	7,012	349	163	106
	1999		471	269	179
Total Foreign	**2001**	**51,580**	**2,451**	**689**	**477**
	2000	54,904	2,298	1,204	824
	1999		2,268	1,051	723
Total Consolidated	**2001**	**$621,764**	**$34,638**	**$10,117**	**$6,792**
	2000	642,191	32,931	11,788	7,517
	1999		32,306	12,215	7,882

(1) Total assets includes long-lived assets, which are primarily located in the U.S.
(2) There were no material intercompany revenues between geographic regions for any of the periods presented.
(3) Includes the Corporation's Canadian operations, which had total assets of $2,849 and $3,938; total revenues of $121, $118 and $100; income before income taxes of $4, $34 and $55; and net income of $0.3, $22 and $30 at and for the years ended December 31, 2001, 2000 and 1999, respectively.

Executive Officers and Board of Directors

Bank of America Corporation and Subsidiaries

Executive Officers

Kenneth D. Lewis
Chairman, President and
Chief Executive Officer

James H. Hance, Jr.
Vice Chairman and Chief Financial Officer

Amy Woods Brinkley
Chairman, Credit Policy and Deputy
Corporate Risk Management Executive

Edward J. Brown III
President, Global Corporate and
Investment Banking

Richard M. DeMartini
President, Asset Management

Barbara J. Desoer
President, Consumer Products

R. Eugene Taylor
President, Consumer and
Commercial Banking

F. William Vandiver, Jr.*
Corporate Risk Management Executive

* Mr. Vandiver retires March 31, 2002 and will be succeeded by Ms. Brinkley, who will have the title Chief Risk Officer.

Board of Directors

John R. Belk
President – Finance,
Systems and Operations
Belk, Inc.
Charlotte, NC

Charles W. Coker
Chairman
Sonoco Products Company
Hartsville, SC

Frank Dowd, IV
Chairman and CEO
Charlotte Pipe and Foundry Company
Charlotte, NC

Kathleen F. Feldstein
President
Economics Studies, Inc.
Belmont, MA

Paul Fulton
Chairman
Bassett Furniture Industries, Inc.
Winston-Salem, NC

Donald E. Guinn
Chairman Emeritus
Pacific Telesis Group
San Francisco, CA

James H. Hance, Jr.
Vice Chairman and Chief Financial Officer
Bank of America Corporation
Charlotte, NC

C. Ray Holman
Chairman
Mallinckrodt Inc.
St. Louis, MO

Kenneth D. Lewis
Chairman, President and CEO
Bank of America Corporation
Charlotte, NC

Walter E. Massey
President
Morehouse College
Atlanta, GA

C. Steven McMillan
Chairman, President and CEO
Sara Lee Corporation
Chicago, IL

Patricia E. Mitchell
President and CEO
Public Broadcasting Service
Alexandria, VA

O. Temple Sloan, Jr.
Chairman and CEO
General Parts Inc.
Raleigh, NC

Meredith R. Spangler
Trustee and Board Member
Charlotte, NC

Ronald Townsend
Communications Consultant
Jacksonville, FL

Peter V. Ueberroth
Managing Director
The Contrarian Group, Inc.
Newport Beach, CA

Jackie M. Ward
Outside Managing Director
Intec Telecom Systems PLC
Atlanta, GA

Virgil R. Williams
Chairman and CEO
Williams Group International, Inc.
Stone Mountain, GA

Corporate Information

Shareholders

Bank of America Corporation (the Corporation) common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol BAC. The Corporation's common stock is also listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange. The stock is typically listed as BankAm in newspapers. As of February 12, 2002, there were 243,909 record holders of the Corporation's common stock.

The Corporation's annual meeting of shareholders will be held at 10 a.m. on Wednesday, April 24, 2002 at the North Carolina Blumenthal Performing Arts Center, 130 North Tryon Street, Charlotte, North Carolina.

For general shareholder information, call Jane Smith, manager of shareholder relations, at 1.800.521.3984. For inquiries concerning dividend checks, the SharesDirect dividend reinvestment plan, electronic deposit of dividends, tax information, transferring ownership, address changes or lost or stolen stock certificates, contact Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606-1915; call Bank of America Shareholder Services at 1.800.642.9855 or access your shareholder information online at www.bankofamerica.com/shareholder.

Analysts, portfolio managers and other investors seeking additional information about the Corporation should contact Kevin Stitt, investor relations executive, at 1.704.386.5667 or Lee McEntire, manager of investor communications, at 1.704.388.6780.

Visit the Investor Relations area of the Bank of America Web site for stock and dividend information, financial news releases, links to Bank of America SEC filings and other material of interest to the Corporation's shareholders. To reach the Investor Relations area, go to www.bankofamerica.com and choose Investor Relations from the Inside Bank of America pull-down menu.

Annual Report on Form 10-K

The Corporation's 2001 Annual Report on Form 10-K, when filed with the Securities and Exchange Commission, will be available on the Bank of America Web site at www.bankofamerica.com. The Corporation also will provide a copy of the 2001 Annual Report on Form 10-K (without exhibits) upon written request addressed to:

Bank of America Corporation
Shareholder Relations Department
NC1-007-23-02
100 North Tryon Street
Charlotte, NC 28255

Customers

For assistance with Bank of America products and services, call 1.800.900.9000 or visit the Bank of America Web site at www.bankofamerica.com.

News Media

News media representatives seeking information should visit the Newsroom area of the Bank of America Web site for news releases, speeches and other material relating to the company, including a complete list of the company's media relations specialists grouped by business specialty or geography. To reach the Newsroom area, go to www.bankofamerica.com and choose Newsroom from the Inside Bank of America pull-down menu.

Design: Hane Chow, Inc., Oakland, CA
Photography: David Powers

Bank of America Corporate Center
100 North Tryon Street, 18th Floor
Charlotte, North Carolina 28255


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